

Old Mutual plc
3rd Floor, Lansdowne House, 57 Berkeley Square, London W1J 6ER
Tel: +44 (0)20 7569 0100 Fax: +44 (0)20 7569 0200 www.oldmutual.com



Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

8 April 2003

Attention: Special Counsel/Office of International Corporate Finance


SEC MAIL PROCESSING
RECEIVED
APR 09 2003
WASHINGTON, D.C. SECTION

Dear Sirs

Old Mutual plc – File No. 82-4974

In accordance with the exemption of Old Mutual plc ("OM plc") pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934 under the above file reference number, I am enclosing herewith copies of the following material press releases or other material public documents issued by OM plc or its subsidiaries since our letter to the SEC dated 19 December 2002:

- Announcement by OM plc dated 15 January 2003 confirming the completion of the sale of Old Mutual Securities to Secure Trusting Banking Group plc;
- Announcement by OM plc dated 17 January 2003 of the number of total shares in issue in the Company at 31 December 2002;
- OM plc announcement dated 20 January 2003 of adoption of achieved profit reporting for supplementary reporting in the 2002 preliminary results;
- Announcement dated 28 January 2003 of Old Mutual's US Asset Management's results for the year ended 31 December 2002;
- Announcement of Mutual & Federal's results for the year ended 31 December 2002 issued on 11 February 2003;
- Release by OM plc dated 13 February 2003 relating to Nedcor's results for the twelve months ended 31 December 2002;
- Announcement dated 24 February 2003 of OM plc's results for the twelve months ended 31 December 2002;
- OM plc announcement dated 6 March 2003 regarding a proposed placing of OM plc new ordinary shares;
- Announcement by OM plc dated 13 March 2003 relating to the Zimbabwe currency equivalent of the final dividend for the year ended 31 December 2002;
- OM plc's Annual Report and Accounts for 2002;
- Nedcor's Annual Report and Accounts for 2002;

dlw 4/22



- Announcement by OM plc dated 3 April 2003 that Barclays plc holds 4% of the ordinary 10p shares in OM plc;
- Announcement by OM plc dated 4 April 2003 of the currency conversion rates for the final dividend of 2002.

Yours faithfully

M C Murray
Group Company Secretary
Old Mutual plc

OLD MUTUAL PLC

Final Dividend for the year ended 31 December 2002
Currency Conversion

In the preliminary announcement by Old Mutual plc of its results for the year ended 31 December 2002 published on 24 February 2003, the company announced a recommended final dividend of 3.1p per share or its equivalent in other currencies of payment using the exchange rates prevailing on 3 April 2003. On 13 March 2003, Old Mutual announced it would apply a Zimbabwe dollar/sterling exchange rate determined by Zimbabwe Statutory Instrument 83A of 2003 in calculating the dividend to be paid to shareholders on the Zimbabwe branch register.

The local currency equivalents of the proposed dividend have now been established and are as follows:

South Africa	38.33 South African cents per share
Malawi	4.4157 Malawi Kwacha per share
Namibia	38.33 Namibian cents per share
Zimbabwe	40.1603 Zimbabwean dollars per share

Subject to being approved by shareholders at the Annual General Meeting on 16 May 2003, the final dividend will be paid on 30 May 2003.

The record date for this dividend payment is Tuesday, 22 April 2003 for all the exchanges where Old Mutual shares are listed. The ex-dividend date on the London Stock Exchange is the opening of business on Wednesday, 16 April 2003.

In accordance with the settlement procedures of STRATE, Old Mutual has determined the last day for trading to participate in the final dividend to be Friday, 11 April 2003 for shares traded through the JSE Securities Exchange South Africa. The ex-dividend date on the JSE Securities Exchange South Africa and also on the Malawi, Namibian and Zimbabwe Stock Exchanges will be the opening of business on Monday, 14 April 2003.

4 April 2003

ENQUIRIES:

Old Mutual plc, London
James Poole — **Tel: + 44 20 7569 0100**

Transfer Secretaries / Registrars
Computershare Investor Services
Bristol call centre: — **Tel: +44 870 702 0001**
Johannesburg call centre: — **Tel: +27 11 370 7700**

Nico Corporate Finance
Malawi call centre: — **Tel: + 265 623 856**

Transfer Secretaries (Pty) Limited
Namibian call centre: — **Tel: + 264 61 227647**

Corpserve (Private) Limited
Zimbabwe call centre: — **Tel: +263 912 34621-5**

OLD MUTUAL PLC
ISIN CODE: GB0007389926
JSE SHARE CODE: OML
NSX SHARE CODE: OLM
ISSUER CODE: OLOML

Share interests

Old Mutual plc has been informed, by a letter dated 31 March 2003 received today, that the notifiable interest, for the purposes of Part VI of the Companies Act 1985, of Barclays PLC in the ordinary shares of 10p each in Old Mutual plc has increased to 4.00%.

The shares are held through the following entities:

	Holding
Barclays Global Investors Japan Investment Trust	103,477
Barclays Global Fund Advisors	382,375
Barclays Global Investors Australia Ltd	540,311
Barclays Capital Securities Ltd	20,144,598
Barclays Global Investors Ltd	100,590,895
Barclays Global Investors Japan Trust & Banking	935,284
Barclays Nikko Global Investors Ltd	374,633
Barclays Global Investors, N.A.	18,704,744
Barclays Life Assurance Co Ltd	11,635,444
Total Holding	**153,411,761**

3 April 2003

Enquiries:
James Poole, Director Corporate Affairs (44) (0)20 7569 0100

OLD MUTUAL PLC

Mutual & Federal Insurance Company Limited

Amendment to Reviewed Financial Results announcement

Old Mutual plc ("Old Mutual") draws attention to today's announcement by Mutual & Federal Insurance Company Limited ("Mutual & Federal"), the South African general insurance group in which Old Mutual plc ("Old Mutual") has a 51% interest, detailing the amendment to their reviewed Financial Results announcement.

The full text of the Mutual & Federal announcement is available on SENS, the JSE Securities Exchange News Service and on Old Mutual's website, www.oldmutual.com. A paper copy of the full Mutual & Federal announcement is available from Investor Relations, Old Mutual Plc, 3rd Floor, 57 Berkeley Square, London W1J 6ER.

14 March 2003

ENQUIRIES:

Old Mutual plc, London — **Tel: + 44 20 7569 0100**
James Poole, Director of Investor Relations
Mutual & Federal Insurance Company Ltd — **Tel: +27 11 374 2261**
Peter Bezuidenhout,
Executive General Manager

MUTUAL & FEDERAL INSURANCE COMPANY LIMITED

Amendment to Reviewed Financial Results announcement

Attention is drawn to an announcement dated 11 February 2003 of reviewed financial results for the year ended 31 December 2002.

Subsequent to this announcement, a decision was taken to change the accounting policy regarding the treatment of Secondary Tax on Companies ("STC") for purposes of the annual financial statements for the year ended 31 December 2002. Previously STC was recognised directly in equity through the statement of changes in equity. STC will now be treated as tax on income and disclosed as part of the taxation charge in the income statement. This is consistent with the revised *AC102 – Income Taxes.*

The impact of this change on basic and headline earnings as presented in the results announcement are as follows:

	31 Dec 02 R'm	31 Dec 01 R'm
Net (loss)/income for the year		
- As stated in the preliminary results announcement	(100)	741
- As it will be stated in the annual financial statements	(110)	666
Basic (loss)/earnings per share (cents)		
- As stated in the preliminary results announcement	(41)	307
- As it will be stated in the annual financial statements	(45)	276
Headline (loss)/earnings for the year		
- As stated in the preliminary results announcement	(79)	759
- As it will be stated in the annual financial statements	(89)	684
Headline (loss)/earnings per share (cents)		
- As stated in the preliminary results announcement	(33)	314
- As it will be stated in the annual financial statements	(37)	283

On behalf of the Board

KTM Saggers (Chairman) **B Campbell** (Managing Director)

OLD MUTUAL PLC
ISIN CODE: GB0007389926
JSE SHARE CODE: OML
NSX SHARE CODE: OLM
ISSUER CODE: OLOML

Zimbabwe Currency Equivalent of Final Dividend for the year ended 31 December 2002

On 24 February 2003, the Directors of Old Mutual plc announced that they were recommending a final dividend for the year ended 31 December 2002 of 3.1p per share (making a total of 4.8p for the year).

As stated in that announcement, the local currency equivalents of the proposed dividend for shareholders on the South African, Malawi and Zimbabwe branch registers and the Namibian section of the principal register will be determined using the exchange rates prevailing on Thursday, 3 April 2003 and will be announced by the Company on Friday, 4 April 2003.

Certain shareholders on the Zimbabwe branch register have approached Old Mutual plc for clarification on the likely rate of exchange to be applied in Zimbabwe, following the gazetting of Zimbabwe Statutory Instrument 83A of 2003 on 27 February 2003 ("Statutory Instrument 83A"). The official exchange rate was used to determine the Zimbabwe dollar equivalent of previous dividends paid by Old Mutual plc.

Statutory Instrument 83A provides that a rate of Z$824 to the United States dollar should be used for all transactions other than those where the State is the buyer or seller of foreign currency. Old Mutual plc therefore intends, subject to the provisions of Statutory Instrument 83A remaining in force on 3 April 2003, to apply a Zimbabwe dollar/sterling exchange rate based on Z$824 per United States dollar in calculating the dividend to be paid to shareholders on the Zimbabwe branch register.

The final dividend is subject to approval at the Annual General Meeting of Old Mutual plc, which is to be held in London on Wednesday, 16 May 2003. Subject to being so approved, the final dividend will be paid on Friday, 30 May 2003.

13 March 2003

Enquiries:

Old Mutual plc, London — **Tel: + 44 20 7569 0100**
James Poole, Director of Investor Relations
Old Mutual Zimbabwe — **Tel: +263 4 308400**
Graham Hollick
College Hill London — **Tel: + 44 20 7457 2020**
Tony Friend

NOT FOR DISTRIBUTION IN THE UNITED STATES OR TO US PERSONS.

This announcement is not an offer of the Old Mutual plc shares (the "ordinary shares") for sale into the United States. The ordinary shares have not been and will not be registered under the US Securities Act of 1933 and may not be offered or sold in the United States unless they are registered or exempt from registration. There will be no public offer of ordinary shares into the United States.

OLD MUTUAL PLC

Proposed placing of new ordinary shares to raise approximately £36 million

Old Mutual plc ("Old Mutual") today announces a placing (the "Placing") of new ordinary shares to be effected subject to the satisfaction of certain conditions by way of an accelerated bookbuilt placing (the "Placing Shares") arranged by Merrill Lynch International ("Merrill Lynch") to raise approximately £36 million (after deduction of commissions and expenses). The placing price is subject to agreement between Merrill Lynch and Old Mutual and will be announced as soon as practicable after the close of the accelerated bookbuilding period. The entire Placing represents approximately 1.3 per cent of the current issued ordinary share capital of Old Mutual.

The proceeds of the Placing will be used to fund the payment of the second fixed instalment of the payments due to Harold Baxter and Gary Pilgrim, the principals of Old Mutual's US management subsidiary, Pilgrim Baxter & Associates Limited, under the restructuring agreement terms in relation to the Pilgrim Baxter revenue share agreement, announced on 14 March 2002.

The book will open with immediate effect and will close no later than 7th March 2003.

The Placing is not being made in or into South Africa, Japan, Canada, Namibia, Zimbabwe or Malawi.

6th March 2003

Enquiries:

Old Mutual plc, London
James Poole, Director of Investor Relations — **Tel: + 44 20 7569 0100**
Don Hope — **Tel: +44 20 7569 0124**

Merrill Lynch — **Tel: +44 20 7628 1000**
Rupert Hume-Kendall
Michael Findlay

College Hill London — **Tel: + 44 20 7457 2020**
Tony Friend

This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any ordinary shares. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser.

Merrill Lynch is acting for Old Mutual in connection with the Placing and no one else, and will not be responsible to anyone other than Old Mutual for providing the protections afforded to clients of Merrill Lynch or for giving advice in relation to the Placing.

Appendix

FURTHER INFORMATION ON THE PLACING

The Placing is to be made by Merrill Lynch acting as agent of Old Mutual.

The Placing Shares will rank pari passu with Old Mutual's existing ordinary shares of 10p each, including the right to participate in all dividends and other distributions declared, paid or made after the date of this announcement on or in respect of such shares. Accordingly the Placing Shares will rank for the proposed final dividend for the year ended 31 December 2002 of 3.1p per share, announced on 24 February 2003. Placees' commitments to acquire the Placing Shares will be subject to the Placing agreement not being terminated. Commitments to acquire Placing Shares made in the bookbuilding process are not capable of termination or rescission by placees in any circumstances.

Confirmation of an allocation of Placing Shares to a placee will constitute the agreement of such placee (subject to the conditions referred to above):

(i) to subscribe at the placing price for the number of Placing Shares allocated in a proportion to be determined at the discretion of Merrill Lynch;

(ii) that it is not a person in Japan, Canada, South Africa, Namibia, Zimbabwe or Malawi and is outside the United States (as defined in Regulation S under the US Securities Act of 1933 (the "Securities Act")) or is a "Qualified Institutional Buyer" (within the meaning of Rule 144A under the Securities Act); and

(iii) that it is a person whose ordinary activities involve acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business if it is in the United Kingdom.

Settlement for the Placing Shares is expected to occur three London business days after confirmation of the price and allocation is sent to placees.

Any Placing Shares to be placed under the arrangements will be acquired on the basis that the placee has not relied (i) on any information, representation and/or warranties from Merrill Lynch nor (ii) on any information, representation and/or warranties from Old Mutual save for the information contained in this announcement.

Settlement of subscriptions for Placing Shares will only be free of United Kingdom stamp duty and stamp duty reserve tax ("SDRT") if the Placing Shares are not acquired in connection with arrangements to issue depository receipts or to transfer or issue Placing Shares into a clearance service and on the basis that subscribers of Placing Shares are not, and are not acting as nominee or agent for, a person (or its nominee) who is or may be liable for United Kingdom stamp duty or SDRT under Section 67, 70, 93 or 96 of the Finance Act 1986. If all such requirements are not

satisfied, or the settlement relates to other dealings in Placing Shares, United Kingdom stamp duty or SDRT may be payable for which neither Old Mutual nor Merrill Lynch will be responsible.

The making of an offer in, or to residents or citizens of, certain jurisdictions ("Foreign Shareholders") may be restricted by laws of the relevant jurisdictions. Foreign Shareholders should inform themselves about and observe any such applicable legal requirements in their respective jurisdictions.

This announcement does not constitute an offer to sell or issue, or constitute the solicitation of an offer, in any jurisdiction in which such offer is unlawful.

Application has been made for the Placing Shares to be admitted to the Official List of the UK Listing Authority and for admission to trading on the London Stock Exchange. Applications will be made for the Placing Shares to be listed on the JSE Securities Exchange South Africa and the Malawi, Namibian and Zimbabwe Stock Exchanges.

NOT FOR DISTRIBUTION IN THE UNITED STATES OR TO US PERSONS.

This announcement is not an offer of the Old Mutual plc shares (the "ordinary shares") for sale into the United States. The ordinary shares have not been and will not be registered under the US Securities Act of 1933 and may not be offered or sold in the United States unless they are registered or exempt from registration. There will be no public offer of ordinary shares into the United States.

OLD MUTUAL PLC

RESULT OF PLACING OF ORDINARY SHARES

Further to the announcement regarding the proposed placing ("the Placing") of new ordinary shares to raise approximately £36 million (after the deduction of commissions and expenses), Old Mutual plc is pleased to announce that 49,520,000 new ordinary shares ("the Placing Shares") have been successfully placed at a price of 74p per ordinary share following completion of an accelerated bookbuilding process.

The Placing Shares will rank pari passu with Old Mutual's existing ordinary shares of 10p each, including the right to participate in all dividends and other distributions declared, paid or made after the date of this announcement on or in respect of such shares.

Enquiries:

Old Mutual	Don Hope +44 20 7569 0124 James Poole +44 20 7569 0100
Merrill Lynch	Rupert Hume-Kendall Michael Findlay +44 20 7628 1000
College Hill	Tony Friend +44 20 7457 2020

This announcement does not constitute an offer to sell or issue, or constitute the solicitation of an offer, in any jurisdiction in which such offer is unlawful.

This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any ordinary shares. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser.

Merrill Lynch is acting for Old Mutual in connection with the Placing and no one else, and will not be responsible to anyone other than Old Mutual for providing the protections afforded to clients of Merrill Lynch or for giving advice in relation to the Placing.

Old Mutual plc
Results for the year ended 31 December 2002

HIGHLIGHTS

- Group operating profit* up 8% in Rand to R11,431 million, but down 15% in Sterling to £724 million
- Operating earnings per share*, at 11.3p, 7% lower than in 2001 in Sterling, up 20% to 179 cents in Rand terms
- Record life sales of £557 million on an Annual Premium Equivalent basis
- Record value of life assurance new business at £130 million (after tax)
- Asset management results resilient in difficult market conditions, with net positive cash inflows of over $5 billion (including $3.3 billion from our US life operations) in the USA
- Return on equity 16%
- Final dividend unchanged at 3.1p**

" 2002 was another challenging year in world stock markets, and the strength of the diversity of our businesses has been demonstrated in these results. We have been focused on driving performance from our major acquisitions and realising synergies around the Group. The economics of the long term savings industry remain compelling, and we are well positioned to take advantage of opportunities as they arise."

Jim Sutcliffe, Chief Executive, 24 February 2003

* *Operating profit is based on a long term investment return, before goodwill amortisation and impairment, write-down of investment in Dimension Data Holdings plc, Nedcor restructuring and integration costs and non-operating items. Operating earnings per share are stated on the same basis, but after tax and minority interests.*

** *The dividend recommended (final 3.1p per share, making 4.8p per share for the year) will be converted, for payment to shareholders on the branch registers and the Namibian section of the principal register, into local currency at exchange rates ruling on 3 April 2003.*

Old Mutual plc
Results for the year ended 31 December 2002 (continued)

A full copy of these results and the associated presentation to analysts, together with photographs and biographical details of the Executive Directors of Old Mutual plc, are available in electronic format: please call the numbers below. Alternatively they are available for download from the Company's website at *www.oldmutual.com*

24 February 2003

Further enquiries:

Old Mutual plc, London: — ***Tel: +44 (0)20 7569 0100***

Jim Sutcliffe, Chief Executive

Julian Roberts, Group Finance Director

James Poole, Director, Corporate Affairs — ***Tel: +44 (0)7768 991096***

Julie Saxton, Media Relations — ***+44 (0)7766 726007***

or South Africa:

Nad Pillay, Head of Communications, South Africa — ***Tel: +27 (0)21 509 2446***

College Hill Associates, London:

Gareth David — ***Tel: +44 (0)20 7457 2020***

Tony Friend

or South Africa:

Nicholas Williams — ***Tel: +27 (0)83 607 0761***

Chief Executive's Statement

2002 was a year of bedding down for Old Mutual on its path to internationalisation. Each of our recent acquisitions in the USA and UK made progress towards its long term goals. Our acquisition of BoE made us the largest bank in South Africa by some measures, and our core South African life assurance business had a solid year in tough conditions.

Our results showed the benefits of the diversity that our recent acquisitions have provided. We struggled with poor equity markets and volatile currencies, but advanced strongly where the environment was favourable, as in the US fixed income market. We now have a mix of equity and fixed interest-based businesses, with a good spread of both retail and institutional clients. With some 60% of our business in South Africa, 30% in the USA and 10% in the UK, we were able to produce a resilient set of results.

Group operating profit[1] for 2002 totalled £724m, whilst operating earnings per share[1] (EPS) were 11.3p (2001: £856m and 12.1p (both restated) respectively). A significant increase in US life profit and 10% increase in South African life profit in Rand offset the impact of poor equity markets, the dramatic fall in the Rand in late 2001, and currency translation losses at Nedcor. Results in Rand were better – operating profit increased 8% and EPS 20%. Return on equity remained very satisfactory at 16%. Our embedded value (adjusted for market value uplift of listed subsidiaries) increased by 12% to £3.9bn, as the Rand strengthened during 2002, but reduced in Rand to R54.3bn for the same reason.

We had record life sales of £557m (on an Annual Premium Equivalent basis) and record value of life new business of £130m (after tax). We had particularly strong results in the USA (included for a full year for the first time), where our fixed interest-based annuity business was well positioned. Customers became more conservative in the face of a downturn in the equity markets and low bank CD rates, and consequently our product offerings were well received. Sales in the USA were three times as high as for the year prior to our ownership. The USA contributed 54% of our total life sales. Our South African sales force (PFA) produced increased sales, particularly of recurring premium products; and we were successful with some large sales of high margin group with-profit annuity (Platinum) business.

Returns to customers have declined sharply in absolute terms, as investment markets have declined. We are conscious of the implications, but we remain convinced that the long term savings industry continues to have an attractive future.

Our asset management businesses showed good relative investment performance for their clients – over 80% of our US institutional clients had returns exceeding their benchmarks for 3 year periods. OMAM(SA) was placed second in the AF Large Manager Watch survey for the year. In the UK, OMAM(UK)'s fund performance continued to improve, with top quartile performance being achieved over the year for all recently launched retail funds.

Group assets under management for our retained businesses declined 14% to £123.6bn. Net cash inflow of $5.1bn in the USA, our emphasis on value investing, and the considerable fixed interest component produced this creditable result, which compared favourably with declines of 22% in the S&P 500 Index, 32% in the NASDAQ Composite Index, and 24% in the FTSE 100 Index.

We made a small profit at Gerrard in very tough conditions as a result of sharp cuts in expenses. Mutual & Federal delivered its customary tidy profit.

---

[1] *Operating profit is based on a long term investment return, before goodwill amortisation and impairment, write-down of investment in Dimension Data Holdings plc, Nedcor restructuring and integration costs and non-operating items. Operating earnings per share are stated on the same basis, but after tax and minority interests.*

Chief Executive's Statement (continued)

As mentioned above, we expanded our South African footprint by acquiring BoE, the sixth largest bank in South Africa. This was in line with our stated strategy of participating in the consolidation in the industry. We plan to deliver some R900m per annum of synergies in 2006. BoE was under stress when it was purchased. It has returned results in line with expectations in the first six months and deposits have been strong, showing that customer confidence has been restored.

During the year we made substantial progress in increasing the strategic focus of the Group. In the UK, we sold GNI, Old Mutual Securities and King & Shaxson Bond Brokers, as they did not fit within our asset management and asset gathering strategy, and thereby considerably reduced our risk profile. In the USA we sold NWQ, where we had the opportunity to enter into a distribution arrangement with the purchaser, Nuveen, and where we had an attractive alternative as a core holding in Thompson, Siegel & Walmsley. We have sold a further six smaller US affiliates since the beginning of 2002. Our planned disposal programme and the consolidation of our 2000 and 2001 acquisitions are now largely complete.

Our capital position was strengthened during the year by a successful Eurobond placing, and by an innovative preference share issue at Nedcor. Capital adequacy remains healthy in all of our businesses that have formal capital adequacy requirements. Our US life business required $313m of additional capital to support its growth, and we constrained its marketing efforts in the fourthquarter to limit its capital usage.

Our UK businesses are now under the leadership of Hasan Askari. He has been on the board of these operations for several years and has long experience in the financial services industry. Hasan also looks after our Indian interests. Management has been further strengthened by Bob Head, who has joined us as International Development Director. He was previously Chief Executive of Smile, the internet bank, and Finance Director of egg plc before that. Bob brings a wealth ofinternational insurance and banking experience and we expect him to play an important role in our future growth.

Your Board was sufficiently encouraged by the outturn for 2002 to recommend an unchanged final dividend of 3.1p per share. This will be converted into Rand for payment to South African shareholders at the rate ruling on 3 April 2003.

Last year saw some particularly harsh conditions in equity markets around the world. The diversity we have so far established stood us in good stead in 2002 and we are now considering the next leg of our internationalisation. A bigger third leg to our portfolio will, we believe, provide further valuable stability. Returns to shareholders remain our key guide and we will not be rushed.

Outlook

Each of our businesses faces 2003 with some confidence, and each draws support from the whole. We still have a great deal to do to deliver a good return on equity from some businesses, but our operating management teams are bedded down and focused on bringing about the best possible results in their markets. We may be buffeted by markets and currencies, but the diverse nature of our business allows us to be resilient in a wide variety of circumstances.

Jim Sutcliffe
Chief Executive
24 February 2003

BUSINESS REVIEW

SOUTH AFRICA

Smoothed operating profit for the South African businesses in 2002 of R9,016 million decreased by 5% from R9,536 million in 2001. Translated into Sterling, the 2002 result of £571 million was down 26% from £770 million in 2001. The contribution to smoothed operating profit in 2002 from Old Mutual South Africa (OMSA), Nedcor and Mutual & Federal was R5,855 million, R2,605 million and R556 million respectively.

OMSA has successfully grown and continues to develop its distribution capability and to strengthen its broker relationships, resulting in improved productivity and distribution. Customer service has also improved, with the delivery of a one-stop client service function and the introduction of new product ranges in both retail and institutional sectors.

The most significant events of the year for Nedcor were its acquisition of BoE Limited (BoE) and the consequent restructuring of its banking divisions. The challenge for 2003 and beyond is to implement the merger and integration plans successfully and to realise the anticipated benefits of the merger synergies.

Mutual & Federal has steadily improved its underlying underwriting profitability through stringent risk selection and withdrawal from unprofitable business.

The success of bancassurance initiatives in the Group's South African businesses is integral to their organic growth and maintaining their position as a leading financial services group in South Africa.

Black Economic Empowerment (BEE) is a key focus in South Africa and the issues of ownership and partnership and their financing are being considered. The financial services industry has been proactive in initiating discussions on a BEE charter for the industry. The South African companies are actively involved in this process, and have been finalising their BEE strategies and programmes.

LIFE ASSURANCE

Summary financial performance

The South African life assurance business delivered good results in difficult market conditions, with the FTSE/JSE Africa ALSI falling 11% during the year. Operating profit, before long term investment return, was R3,283 million, an increase of 6% from R3,085 million in 2001. A satisfactory return on internal capital allocated of 22% was achieved, compared to 24% in 2001, after Capital Gains Tax was included for a full year for the first time.

The value of life new business after tax was R1,124 million, 34% higher than the R840 million achieved in 2001, with Annual Premium Equivalent (APE) of R3,705 million, up 18% on the R3,142 million in 2001. The increase in the value of new business was due to significantly higher Group Business, up from R334 million to R600 million. This was mainly due to an 80% increase in single premium new business arising from a few large Group with-profit annuity cases. Individual new business, at R524 million, was 4% higher than the R506 million reported in 2001, with strong growth in recurring premium business. The average margin on new business of 30% of APE increased from the prior year average margin of 27%, but remained stable over the year at the product level.

Operating and Financial Review (continued)

The margin improvement reflects a change in the mix of products, mainly as a result of high Group Business single premium volumes.

The value of in-force business of R9,419 million at 31 December 2002 increased by 3% from R9,176 million at 31 December 2001.

The life business cash outflow was disappointing at R4.4 billion in 2002 and substantially worse than the R2.0 billion in 2001. This result reflects lower Individual Business single premiums and the impact of blocks of life-wrapped institutional investment business moving to other managers as part of the ongoing diversification of investment responsibility by pension fund trustees.

Outlook

While the South African life assurance business is positioned for growth, recovery in the markets will impact its success. Although new business volumes have been high during 2002, the business expects a decline in Group Business sales in 2003 as a consequence of the contracting with-profit annuity market.

Individual Business

Financial performance

Operating profit, before long term investment return, for Individual Business of R2,352 million was up 9% from R2,152 million in 2001. This increase was largely the result of an increase in the average level of policyholders' funds in 2002 compared with 2001, and the net positive effect of assumption changes, based on positive experience variances.

The value of new business after tax of R524 million increased by 4% from R506 million in 2001. The new business APE of R2,670 million was 8% higher than that achieved in 2001. Single premiums are strongly correlated to the investment markets and were some 12% lower than in 2001, or 5% after taking account of investment in the Old Mutual International offshore product range. The volatility of the Rand and uncertainty in global investment markets adversely impacted the growth in single premiums.

Following its launch in 2001, the *Greenlight* flexible range of insurance protection products attracted good inflows over the year. Recurring premium business was up 22%, driven by sales of *Greenlight*, *Investment Horizons* and the re-priced funeral product range within Group Schemes.

Business development

The customer segmentation strategy launched in 2001 has brought increased focus and improved customer service. The reorganisation of the Private Wealth segment businesses culminated in the re-branding of Mint, which targets affluent clients, as Private Wealth Management, and the launch of Fairbairn Capital in July. Dollar and Sterling-denominated life, endowment and investment products were launched early in 2002 to satisfy the demands for products using investors' R750,000 offshore investment allowance through the Group's Guernsey operation. Fairbairn Capital grew its client base during the year by 14%.

Individual Business continued to focus on building its distribution capability during 2002, particularly in Gauteng province, with a focus on quality of recruitment and managing under-performers. Improvements in Personal Finance Advice (PFA) productivity were achieved and resulted in increased distribution efficiency and have positioned the business favourably to move forward.

Bancassurance initiatives and joint ventures with Nedcor now span all major customer segments, following the acquisition of BoE by Nedcor and the reorganisation of their collective businesses. New joint ventures between OMSA and Nedcor, which target high net worth (HNW) customers and which offer credit protection to Nedcor's customers, have been initiated. The joint venture in the HNW area completes the range of offerings in the Private Wealth Management segment, as it now offers fiduciary and discretionary portfolio management services. The integration of Old Mutual Bank and Permanent Bank was successfully concluded, with the retention of clients exceeding expectations. Re-branding of Permanent Bank branches as Old Mutual Bank is underway and the combined operation is well positioned for the year ahead. Advisor sales of life products in Nedbank (upper income) and Peoples Bank (lower income) are progressing well, as are sales in bank branches by bank staff. Total life bancassurance APE was up by 14% on the previous year.

Outlook

Individual Business is continuing to look at opportunities to develop its product range in innovative ways. In the Personal Finance middle income segment, growth in distribution capability, particularly in Gauteng province, productivity improvements and strengthening broker relationships position the business for growth. The Private Wealth segment is also now able to offer a competitive and broad range of investment, fiduciary and advisory solutions as well as services to meet the needs of affluent and HNW customers.

Bancassurance remains a key channel and OMSA is focused on optimising the success of its joint ventures with Nedcor.

Group Business

Financial performance

Operating profit, before long term investment return, was R931 million compared with R933 million in 2001. Notwithstanding higher average asset levels, the 2002 result was impacted by investment in the healthcare business on the development of the new healthcare product, *Oxygen*, and in Employee Benefits where there was significant expenditure on its new administration system (Compass).

The value of new business after tax of R600 million increased by 80% from R334 million in 2001. New business APE increased by 53%, with sales of single premium business of R7,385 million in 2002, 71% higher than the R4,331 million in 2001, as a result of several large blocks of with-profit annuity business. New recurring premium sales were 22% higher than the previous year. The new business margin of 58% was higher than the 49% margin achieved in the prior year as a result of an increased proportion of single premium with-profit annuity business.

Business development

The new retail healthcare product, *Oxygen*, was launched in the second half of the year and was favourably received by the market.

Investment in new technology administration systems continued throughout 2002, with significant progress being made in the development of a new retirement fund administration platform using the Compass system. The first large client migrated to the new platform towards the end of 2002 and the focus in 2003 will be to move remaining clients on to the new platform. This enablesimproved customer service and choice, and places Employee Benefits in a strong competitive position.

Following Nedcor's acquisition of BoE, the *Symmetry* multi-manager offering has been extended after the inclusion of NIB Investments and Edge Investments. New structured and preferred risk products have been launched.

Outlook

Systems and product developments over the last two years have created an environment where unit cost reduction will be delivered together with increased product functionality and revenue opportunities. These, together with the strong capital position, should enable Group Business to continue to target new clients, as well as leveraging its existing client base.

ASSET MANAGEMENT

Fund management

Fund management operations in South Africa include Old Mutual Asset Managers (South Africa) (OMAM(SA)), Old Mutual Unit Trusts (OMUT), Old Mutual Specialised Finance (OMSFIN) and Old Mutual Properties (OMP).

Financial performance

Operating profit of R441 million decreased by 4% from R458 million in 2001, mainly as a result of lower trading profit at OMUT. Contributing positively to this result was OMAM(SA)'s effective cost management and shift towards higher margin products. OMSFIN significantly expanded its corporate lending activities, strong origination and underwriting deal flow and continued to grow its structured and trading revenues within a conservative credit and market risk management philosophy. OMP made good progress developing third party revenues.

Business development

OMAM(SA)'s ongoing strategy of broadening its investment capabilities has been successful, especially in the areas of alternative asset classes and specialist conventional asset capabilities. Its absolute return fund products have performed well and have been popular with clients and intermediaries, as have local and international hedge funds. The company is well placed to meet continued demand for these products.

OMAM(SA) is the largest manager of infrastructural assets for institutions in South Africa and manages, directly and indirectly, a total of R1.9 billion in this asset class.

BEE joint ventures with Setsing and Umbono Fund Managers have continued to develop and OMAM(SA) remains committed to its role in this regard. Following the acquisition of BoE by Nedcor, a controlling stake in BoE Asset Management was sold to AKA Capital as part of a major BEE deal, with Old Mutual and Nedcor taking minority stakes.

OMAM(SA)'s investment performance relative to its peers and to index-related benchmarks showed considerable improvement over the year. Retirement funds managed by OMAM(SA) finished the year in second position out of the ten largest asset managers covered in the Alexander Forbes Large Manager Watch Survey (South African retirement funds including international assets). OMAM(SA) was also placed second over five years. OMAM(SA)'s range of *Profile Funds* (pooled retirement funds) continued to perform strongly over the year as well as continuing to deliver consistent and superior (mostly upper quartile) returns over the longer term. Eight out of ten of its unit trust equity funds achieved either top quartile or first positions in their peer groups.

Operating and Financial Review (continued)

Outlook

The weakness in the South African and global equity markets negatively affected absolute return levels in 2002. Whilst the valuation of the South African equity market is supported by sound economic fundamentals, the country's close links to the global economy make forecasting difficult in the current uncertain environment.

BANKING

Summary financial performance

Operating profit from the Group's worldwide banking operations of R3,489 million decreased by 24% from R4,572 million in 2001. Translated into Sterling, the 2002 result of £221 million was down 40% from £369 million in 2001. Following the merger of Old Mutual Bank with Permanent Bank's deposit-taking activities and infrastructure with effect from 1 January 2003, the Nedcor group now represents the Group's only banking interests. Old Mutual Bank's results were previously included in OMSA's results, whilst Permanent Bank was part of the Nedcor group.

NEDCOR

Financial performance

2002 has been a challenging and eventful year for Nedcor and for the South African banking industry. The merger with BoE during the year created the opportunity for a major restructuring and re-alignment of the Nedcor Group. This culminated in the merger of four banks to form the new Nedbank Limited (Nedbank) on 1 January 2003.

Operating profit of R3,489 million is stated before goodwill amortisation (R502 million), write-downof the investment in Dimension Data Holdings plc (R1,080 million) and restructuring and integration costs (R227 million).

Loans and advances of R195 billion in 2002 increased by 33% from R147 billion in 2001, despite a reduction of R9.8 billion in Rand-translated offshore advances. However, net interest income grew by only 20% (12% excluding BoE) to R6,363 million from R5,316 million in 2001. This was a result of pressure on margins from the liquidity squeeze in a year of market turbulence, as well as lower endowment income due to cash injections into BoE and other strategic activities.

Non-interest revenue of R6,931 million increased by 20% from R5,799 million in 2001.

During 2002, the specific and general provisions charged to the profit and loss account decreased by 5% to R1,390 million, including BoE, from R1,462 million in 2001. The provisions charged in 2002 include the release of the R400 million general risk provision prudently raised at 31 December 2001. Excluding this provision raised in 2001 and released in 2002, the provisions charged to the profit and loss account of R1,790 million in 2002 increased by 69% from R1,062 million in 2001. This increase relates to additional provisions for the ring-fenced Business Banking small and medium enterprises book and the micro-loan sector. Following the acquisition of BoE, Nedcor's exposure to micro-lending, and to retailers active in micro-lending, increased to R972 million from R377 million in 2001. Nedcor's total unsecured exposures to the micro-loan industry represent only 0.5% of total advances.

Operating expenses of R8,573 million, including translation losses of R1,011 million, increased by 63% in 2002 from R5,267 million in 2001. Excluding translation losses, expenses would have increased by 44%. The efficiency ratio calculated by Nedcor declined to 55.4% in 2002 from 52.5% on a comparable basis in 2001, but remained constant at 52.5% excluding BoE.

In 2002, one-off merger and restructuring costs of R204 million after tax have been charged to the profit and loss account. This figure includes R86 million for Nedcor's restructuring and integration costs and R118 million for the closure and restructuring costs of Permanent Bank's deposit-taking activities and infrastructure, which are being merged with Old Mutual Bank.

The market value of Nedcor's investment in 103 million shares in Dimension Data Holdings plc has declined further and has been marked to market at its 31 December 2002 price of R4.02 per share, down from R14.50 at 31 December 2001.

Total statutory capital of R27.7 billion (2001: R19.5 billion) represents an overall capital adequacy of 11.0% (2001: 11.4%), above the statutory requirement of 10%. Included in statutory capital is new preference share capital of R2 billion, which is disclosed as non-equity minority interests in the Old Mutual Group accounts.

Business development

The acquisition of BoE and the consequent restructuring of the Group were the most significant events for Nedcor during the year and fully align with Nedcor's growth strategy. The challenge for 2003 and beyond is to implement the merger and integration plans and realise anticipated synergy benefits.

Nedcor has begun to exploit its core processing competence in the international arena to create a recurring, external income stream. This has progressed well, with the Swisscard outsourcing contract successfully meeting key milestones during the year.

Restructuring and integration

The acquisition of BoE was the catalyst for an overall Nedcor Group reorganisation, which integrated BoE, Nedcor Investment Bank (NIB), Cape of Good Hope Bank and parts of Peoples Bank with Nedbank with effect from 1 January 2003. Nedcor also acquired the 11.6% of the share capital of NIB which the Group did not previously own, for R685 million net of costs, with effect from 1 October 2002.

The integration is proceeding well. Senior staff losses have been minimal, asset growth has been robust, deposit return flows have been strong and liquidity has been optimised. Recurring synergies net of integration costs, and including funding and capital efficiencies, are expected to grow from R110 million before tax in 2003 to R905 million before tax from 2006 onwards.

NIB acquired the remaining 50% of Franklin Templeton Nedcor Investment Bank Asset Management Limited from Franklin Templeton, with effect from 1 October 2002, for a consideration of R180 million as part of the rationalisation of the wealth management activities of Nedbank, NIB and BoE. The wealth management activities were then classified into private client and institutional asset management. The private client activities, both domestically and internationally, will continue as a Nedcor business operating under the BoE brand. Institutional asset management was sold with effect from 1 January 2003 to empowerment partners, spearheaded by AKA Capital and partnered by OMSA and Peoples Bank.

Operating and Financial Review (continued)

The merged entity between certain Permanent Bank operations and Old Mutual Bank will operate under the Old Mutual Bank brand as a division of Nedbank with effect from 1 January 2003. Its primary focus will be to deliver banking products to South African life clients.

Outlook

The solid performance of Nedcor's core businesses in 2002 positions it well for the future, with an improving South African banking environment and the turnaround in declining interest margins. Following increased technology investment, the merger with BoE provides the enlarged Nedcor group with opportunities to leverage advantages of scale and thus increase efficiencies and reduce cost-to-income ratios.

Nedcor's multi-brand strategy and strategic alliances have led to increased market share in recent years. This will be augmented by the addition of BoE products and brands with its new operational structure enabling focus on outstanding client service.

Nedcor's strategy offers low-risk growth opportunities and focuses on markets and initiatives that lie within its core competencies. Given continued growth in its core businesses and alliances, stable credit and interest rate conditions and a successful integration with BoE, Nedcor anticipates positive results in 2003.

GENERAL INSURANCE

MUTUAL & FEDERAL

Financial performance

Operating profit of R556 million, including long term investment return, from the Group's 51% owned South African general insurance operation, Mutual & Federal, represented a decrease of 2% from R570 million last year. This decline is primarily due to a lower investment return following the payment of a special dividend of 350 cents per share in December 2001.

Mutual & Federal returned an underwriting surplus of R2 million for the year, compared to R62 million in 2001, reflecting primarily the creation of additional provisions and the difficult trading environment.

Gross premium income of R5,603 million was 15% higher than last year as a result of organic growth in its portfolios. However, net premiums increased only 11% from 2001, due primarily to increased reinsurance costs. Net claims escalated by approximately 12%, which reflects the impact of inflation, certain marine and fire claims, and weather-related losses in the third quarter. The underwriting ratio, before transfers to statutory provisions, nevertheless improved to 2.4% from 2.0% in 2001, and this is expected to be some 25% better than the overall industry average.

The solvency margin, being the ratio of net assets to net premiums, remained high and was in excess of 60%, well above the minimum required to support current operations.

Business development

During 2003, Mutual & Federal intends to continue to exploit current distribution channels and develop further opportunities, including those in the agricultural sector. In addition, the company will seek to identify additional cost saving opportunities with a view to improving the long term profitablity of the organisation.

Outlook

Mutual & Federal expects the improvements experienced during 2002 to continue during 2003. It is anticipated that the premium rate increases implemented will continue to yield positive results despite a continued escalation in claims costs. There are signs that the contraction in the industry during the last four years has stabilised and there has been a return to more rigorous underwriting standards.

UNITED STATES

Operating profit from the Group's US asset management and life assurance operations of $266 million increased by 43% from $186 million in 2001, with a full year of Fidelity & Guaranty Life included for the first time. Translated into Sterling, the 2002 result of £178 million increased by 38% from £129 million in 2001. These positive results reflect the resilience to difficult equity market conditions and underline the benefits to the Group of the diversity of its US businesses, particularly their diverse range of asset classes and investment styles. The contribution to operating profit in 2002 from US asset management and US life was $142 million and $124 million respectively.

Rationalisation of the US asset management group is substantially complete. The business is focused on attracting new funds through superior fund performance and through leveraging the strength of its diverse asset mix and distribution capabilities. In 2002, the US asset management group developed a comprehensive managed account (wrap) strategy under Old Mutual Investment Partners, developed its relationship with other Old Mutual Group businesses and continued to target distribution synergies among the firms, as evidenced by introducing five new funds sub-advised by Old Mutual affiliates to Pilgrim Baxter's PBHG mutual fund platform.

The record sales of $4.0 billion achieved by the Group's US life business in 2002 were, to a large extent, attributable to its competitive positioning, the delivery of new products to the market, its wide distribution network and strong relationships with key distributors. The Group is committed to supporting the US life business through the provision of capital to fund growth. The US life business took advantage of synergies within the Group and awarded a hedging mandate to, and instituted a bond lending programme with, two US asset management firms, during 2002.

ASSET MANAGEMENT

Financial performance

Operating profit of $142 million from the Group's US asset management business decreased by 15% from $167 million in 2001. However, comparing the 2001 results on a like-for-like basis after adjusting for the impact of disposals, operating profit declined 5% from $150 million. This was achieved despite challenging equity markets in which the S&P 500 Index decreased by 22% and the Russell 1000 Growth Index decreased by 29%. Conversely, fixed income markets contributed favourably to these results as indicated by the Lehman Brothers Aggregate Bond Index, which increased by 10%. Overall, these positive results were attributable to the diversity of the asset management styles, the strength in value-focused styles, positive fixed income markets, positive net fund flows and significant reductions in head office costs.

Funds under management, including $10.1 billion managed for the Group's US life business, declined by 15% to $127 billion at the end of 2002 compared to $150 billion at the beginning of the year. However, $15 billion of this reduction was due to divestitures of certain affiliates. The group gathered

significant net fund inflows of $5.1 billion, (including $3.3 billion from US life), which were more than offset by market-related declines of $13 billion. Funds under management declined by 6% on a comparable basis.

Overall, the US investment business continued to produce superior relative performance for its clients. Assets managed for institutional clients represented approximately 89% of funds under management at the end of 2002. Of these separate account strategies, the majority outperformed their benchmarks, with more than 80% of assets outperforming their respective benchmarks for three and five-year periods on an asset-weighted basis.

Mutual fund assets, excluding sub-advised funds, represented approximately 11% of funds under management. On an asset-weighted basis, the four and five star-rated funds managed by the Group's US asset management firms represented 58% of their total mutual fund assets rated by Morningstar.

Business development

The senior management team in Boston works closely with the firms on distribution initiatives, leveraging best practices and various value-added programmes for clients. Successful initiatives completed in 2002 included the expansion of the PBHG mutual fund platform, development of a comprehensive managed account strategy under the umbrella of Old Mutual Investment Partners, branding initiatives to better leverage the Old Mutual name in the USA, as well as growth in relationships with the Group's US life business.

Outlook

The diverse capabilities and product offerings of the Group's US asset management business place it in a strong position to benefit in most market conditions and dampen the impact of market downturns.

The suite of investment products will continue to build on the strength of US asset management institutional capabilities, as well as selective retail growth opportunities. Enhancing distribution capabilities, together with superior investment performance relative to peer and benchmark, are the key elements of the Group's US asset management strategy for 2003.

Old Mutual Asset Managers (US) (OMAM(US))

Financial and fund performance

Operating profit from the affiliates within OMAM(US) was $47 million in 2002 compared to $55 million in 2001. Although OMAM(US) benefited from a market preference for fixed income products and value-style equity investments, the gains made by these products were more than offset by adverse market movements as well as the sale of NWQ.

Funds under management at OMAM(US) were $70.9 billion at the end of 2002, a decrease of 8% from $76.7 billion at the end of 2001, which was mainly due to the sale of NWQ. OMAM(US) gathered significant net fund inflows of $7.6 billion during 2002, led by Dwight Asset Management and Clay Finlay, compared to net fund inflows of $6.9 billion in 2001, a year on year increase of 10%. Inflows were offset by negative market movements of $6.5 billion, or 9% of funds under management at the beginning of the year. These funds include $10.1 billion managed on behalf of the Group's US life business.

As part of its strategy to expand distribution capabilities, OMAM(US) sold NWQ, a value-oriented equity fund manager with $6.9 billion of funds under management, to The John Nuveen Company

(Nuveen) for $120 million. As part of this transaction, a strategic alliance was formed to sub-advise future investment products sponsored and distributed by Nuveen, which should lead to additional revenues of $20 million.

Business development

OMAM(US)'s multi-style, multi-product offerings have potential attractions for other financial services organisations that have broad distribution, but need to supplement their existing product lines. To leverage its asset management capabilities, OMAM(US) has established a centralised marketing and service entity focused on managed or wrap accounts for external financial services firms. In addition, the Director of Sales, Marketing and Product Development works closely with affiliates to increase institutional distribution by focusing on the consultant community.

Pilgrim Baxter & Associates

Financial and fund performance

Operating profit of $26 million from Pilgrim Baxter decreased by 38% from $42 million in 2001, primarily due to market-driven declines in growth-oriented investment products.

Funds under management of $6.8 billion at the end of 2002 decreased 46% from $12.6 billion at the beginning of the year. Market declines reduced funds under management by $3.9 billion, or 31% of funds under management at the beginning of the year. The firm also experienced net fund outflows of $1.9 billion, or 15% of funds under management at the start ofthe year.

In March 2002, the Group renegotiated terms to acquire the residual 20% revenue-share interest of Pilgrim Baxter through the payment of $175 million plus an earn-out over five years if profit growth exceeds 7.5% per annum. This restructuring strengthens the Group's position in the sizeable US retail asset management market and further aligns the Group's interests with those of Pilgrim Baxter in maximising future growth and profits.

Business development

In 2002, Pilgrim Baxter opened up its PBHG platform to include products offered by other affiliates of Old Mutual in order to create a best of class mutual fund platform. Pilgrim Baxter attracted total assets of $1.4 billion for these portfolios during 2002, gathered primarily in the*PBHG IRA Capital Preservation Fund* and the *PBHG Clipper Focus Fund.*

Old Mutual Affiliates

Financial and fund performance

Operating profit from the firms that comprise Old Mutual Affiliates amounted to $69 million for 2002, compared to $70 million in 2001. After normalising the 2001 results for the impact of disposals in 2001, operating profit in 2002 has improved on 2001 by some 20%.

Funds under management declined by 18% to $49.4 billion at the end of 2002, from $60.6 billion at the end of 2001. Divestitures of four affiliates accounted for $7.5 billion of this decline. Market-related declines reduced funds by $2.9 billion, with the remaining decline resulting from net fund outflows of $0.6 billion and the transfer of $0.2 billion of funds from US asset management to other areas of the Group.

Business development

Throughout 2002, the senior management team in Boston worked with many of the Old Mutual Affiliates to restructure economic agreements in order better to align shareholder and management interests. Transactions with the firms that were targeted for disposal have either been completed, or are expected to be substantially complete by 31 March 2003. The resulting organisation will be better positioned to increase market share by leveraging the strength of its diverse asset mix, whilst benefiting from the power of the focused manufacturing capabilities of the affiliates. This sharpening of focus and aligning of interests are key to the future success of the Group's US asset management business.

US LIFE ASSURANCE

Financial performance

Operating profit in 2002 of $124 million includes a full year contribution from Fidelity & Guaranty Life and compares favourably with $32 million (which excludes $13 million of transitional items related to the purchase of Fidelity & Guaranty Life) for the six months for which its results were consolidated in 2001.

The Group's US life business saw unprecedented sales in 2002, totalling $4.0 billion (APE: $451 million). These levels reflected strong industry-wide sales of fixed annuities and also demonstrated US life's improved competitiveness. Taking advantage of US life's competitive positioning, the Group injected $313 million of capital to support the influx of profitable new business. This financial support enabled US life to expand profitably and preserve its relative rating position. At the end of 2002, A.M. Best confirmed its financial strength rating of "A" for Fidelity & Guaranty Life.

Value of new business after tax was $84 million, at a margin of 19%. The capital constraints impacting the industry, together with active management by Dwight Asset Management (Dwight), enabled US life to sell products at a return of capital of 12%. The increase in the margin reflects the lower discount rate used as a consequence of the fall in interest rates.

The value of in-force business of $549 million in 2002 increased by 39% from $394 million in 2001.

During the year, $3.3 billion of net policy cash inflows were invested with Dwight. Taking advantage of the synergies within the Group, a dynamic hedging mandate was awarded to another US asset management firm, Analytic Investors, and a bond lending programme was instituted with eSecLending. Funds under management now total $10.5 billion, an increase of 61% over last year.

As part of the improved positioning of US life, Old Mutual is able to bring a more active investment management approach to the bond portfolio through Dwight's active investment process. Whilst, in common with other US life companies, various bond impairments and write-offs were suffered in 2002, US life was able to work closely with Dwight to manage these risks. Over 2002, net realised gains amounted to $44 million without impact on margins. Under US statutory accounting, not all these gains are eligible to be treated as capital and the impact of defaults and impairments on capital was $48 million.

During 2002, an additional $30 million net of tax was recorded against goodwill arising on the acquisition of Fidelity & Guaranty Life. This adjustment reflects the revised estimate of costs involved in exiting an onerous contract, the liability for which was underprovided at the date of acquisition.

Business development

Record sales in 2002 can be attributed to the competitive positioning of the business, the speed with which new products were delivered to the market, and the breadth of the distribution network through multiple channels, together with strong relationships with key distributors. The provision of capital by the Group to US life enabled it to thrive in a year that saw the position of some of its key competitors eroded due to capital constraints.

Changes to support both agent and policyholder services took place during the year. An additional sales support centre was created in Lincoln, Nebraska, whilst life underwriting capacity was enhanced through the creation of a new underwriting facility. These steps form part of a transition that will be beneficial to US life's agents and to overall profitability.

Outlook

At the close of 2002, US interest rates fell to historically low levels and the yield curve flattened. These factors are expected to have a negative effect on the fixed annuity sector. This, along with the number of new competitors entering this sector from the ailing variable annuity sector, means that 2003 will be a challenging environment for selling US life's core products. In response to these challenges, US life has recently launched a new range of equity-linked annuity products that are designed to offer customers an attractive median between fixed and equity investments. Despite the broader product range, a lower level of sales is anticipated in 2003.

UNITED KINGDOM & REST OF WORLD

Operating losses, before long term investment return, from the Group's UK and Rest of World asset management and life assurance businesses were £1 million in 2002, compared to losses of £5 million in 2001.

The Group's UK business has experienced significant change in 2002, with the continued re-engineering of Gerrard and the sale of three non-core businesses, GNI, Old Mutual Securities and King & Shaxson Bond Brokers.

ASSET MANAGEMENT

Private Client UK

Financial and fund performance

Gerrard's operating profit of £4 million in 2002 compares with a loss of £10 million in 2001, the latter including integration costs of £12 million. This was a positive result in the face of fierce bear market pressures. Significant cost savings more than offset the 18% reduction in revenue year on year compared to a fall in the FTSE 100 Index of 24% over the same period. The 2002 result includes one-off profits of £6 million following the sale of current investments, the proceeds of which have been used, in part, to fund restructuring costs of £5 million resulting from planned redundancies and branch closures.

Fee revenues of £43 million reduced by 28% as a result of the market downturn and the transfer of some assets to Old Mutual Asset Managers (UK) (OMAM(UK)), and commission and other income of £70 million reduced by 10%. Adverse markets and the exit of unprofitable client relationships were largely responsible for the reduction in closing funds under management from £17.4 billion at 31

December 2001 to £12.0 billion at 31 December 2002. Included in this reduction is £1.1 billion of funds transferred from Gerrard Investment Funds (GIF) to OMAM(UK) at the beginning of 2002.

Business development

Gerrard has undergone considerable structural change in 2002. Cost savings anticipated from integration have been realised, with back office operations restructured and positioned in low cost locations. The business has also undergone a branch rationalisation programme, which has reduced the number of offices from thirty-one to twenty. Employment-related costs have reduced by 20%, with headcount approaching 1,200 compared with 1,400 at the beginning of 2002.

Outlook

Gerrard will continue with its wealth management strategy by improving the investment choices and stockbroking services available to clients, and developing distribution through complementary financial planning and private banking offerings.

Fund Management

Financial and fund performance

Operating losses from the Group's UK and Rest of World fund management businesses of £2 million compared to an operating profit of £6 million in 2001. Included in these results are OMAM(UK), Old Mutual Asset Managers (Bermuda) and GNI Fund Management (GNI FM). The decrease in operating profit contribution arose primarily from market-related declines in funds under management, and one-off costs of integrating the GIF business into OMAM(UK).

OMAM(UK) - business development

OMAM(UK) continued to make good progress during the year, particularly in the difficult market environment, and achieved net fund inflows of £82 million from external clients. OMAM(UK) launched the *UK Select Mid Cap* and *Large Cap Funds* in 2002, following the success of its *Smaller Companies Fund* launched in 2001. Between them, these three raised £156 million of new funds in 2002. OMAM(UK) also had considerable success with its *Corporate Bond Fund*, which raised £100 million of new funds during the year and has been top in its sector since its launch in 2000. Performance in the three equity funds mentioned above exceeded their respective index benchmarks, resulting in top decile performance relative to their peer group.

During 2002, OMAM(UK) successfully integrated the retail fund business of GIF under its management and is currently in the process of rationalising the combined fund ranges of the two businesses. OMAM(UK) has significantly reduced its cost base and has shifted its sales focus away from advertising, brand building and promotion, and closer to the point of sale.

GNI FM – business development

Following the sale of GNI, GNI FM has restructured its business, including the purchase of a new risk management system, and now has a solid platform from which to build funds under management. Fund performance in 2002 was strong, with all products showing positive returns.

Other Financial Services

Financial performance

As part of the Group's strategic focus on asset gathering and asset management operations, the UK broking businesses of GNI, Old Mutual Securities (OMS) and King & Shaxson Bond Brokers were all sold in the second half of the year, for a total consideration of up to £114 million. The loss on these disposals totalled £61 million. These businesses contributed £2 million of operating profit in 2002, compared to £7 million in 2001.

LIFE ASSURANCE

Financial performance

Operating losses in 2002, before long term investment return, from the Group's UK and Rest of World life businesses of £7 million was the same as in 2001.

United Kingdom

Selestia has made a positive impact on the market in its first year since launch and obtained a life company licence in May 2002. In November 2002, the company was awarded the Best Online Investment Provider award at the 2002 Incisive Media Online Finance Awards, which will further establish it as a leading IFA business solutions provider. Selestia achieved its plan to expand its IFA network in 2002 and will focus its efforts on generating substantial business volumes from those accounts in 2003.

Rest of Africa

Operating profit, before long term investment return, from the Group's Rest of Africa operations was £5 million in 2002, compared with £6 million in 2001.

India

The Group's 26% owned joint venture life assurance company in India, OM Kotak Mahindra, has continued to make satisfactory progress in 2002. OM Kotak Mahindra increased its agency force to approximately 3,500 agents in 2002 from 1,000 in 2001, expanded its product range and now operates a total of twenty-seven offices.

GROUP FINANCIAL REVIEW

Operating profit and earnings per share

The Group delivered solid results in 2002, despite turbulence in the equity markets and currency volatility. Significant movements in both the average and year end exchange rates impacted operating earnings and embedded value per share. Operating profit on ordinary activities before tax of £431 million in 2002, increased significantly from £81 million in 2001, the latter including goodwill impairment of £500 million. Basic earnings per share were 4.3p in 2002 compared with a loss per share of 7.4p in 2001. Operating profit[1] of £724 million decreased by 15% from £856 million in 2001. Operating earnings per share[1] were 11.3p compared with 12.1p (restated to reflect Financial Reporting Standard 19) in 2001. The weakening of the average Rand:Sterling exchange rate from R12.39 in 2001 to R15.79 in 2002 is the principal factor that adversely affected the Group's results, reducing operating earnings per share by 3.4p. The impact of the strong year end rate for the Rand benefited Sterling achieved profits shareholders' funds, although it has also generated translation losses in the Group's banking subsidiary, Nedcor.

Achieved profits

The Association of British Insurers (ABI) issued guidance for achieved profits reporting in December 2001. The Group has adopted achieved profits for supplementary reporting in these results, replacing the embedded value information provided in previous years. The basis of preparation and reporting within the primary financial statements, and the actuarial assumptions within the supplementary reporting for prior periods, are unchanged.

The Group's achieved profits before tax and minority interests of £862 million decreased by 18% from the £1,048 million in 2001. Achieved profits per share of 14.1p declined from 15.4p. The achieved profits shareholders' funds of £3,426 million at 31 December 2002 increased by 12% during the year from £3,067 million at 31 December 2001. Embedded value (adjusted for market value uplift of listed subsidiaries) of £3,928 million at 31 December 2002 also increased by 12% from £3,522 million at 31 December 2001.

The achieved profits for 2002 are presented in these results as supplementary information, commencing on page 45.

Acquisitions

Nedcor acquired BoE with effect from 2 July 2002. The total consideration of £485 million (R7.7 billion) was financed with cash of £391 million (R6.2 billion) and equity of £84 million (R1.3 billion), with additional costs directly associated with the acquisition of £10 million (R0.2 billion). After fair value and accounting policy alignment adjustments, goodwill arising on the acquisition of BoE was £214 million (R3.4 billion), giving a price to book ratio of approximately 1.8. Pre-tax integration costs of £14 million (R227 million) have been accounted for in the Group's profit and loss account for the year ended 31 December 2002.

Disposals

In the USA, the Group sold NWQ for cash proceeds of £77 million ($120 million) on 1 August2002 and, in accordance with its planned disposal programme, a further four small US affiliates were

---

[1] *Operating profit is based on a long term investment return, before goodwill amortisation and impairment, write-down of investment in Dimension Data Holdings plc, Nedcor restructuring and integration costs and non-operating items. Operating earnings per share are stated on the same basis, but after tax and minority interests.*

disposed of during 2002. The total consideration received was £125 million ($197 million), resulting in an after-tax loss on disposal of £3 million ($5 million). The disposal of a further two affiliates in 2003 has been announced. Although these sales were earnings dilutive, they strengthened the Group's capital position, allowing it to focus on core businesses.

The Group also disposed of its non-core UK businesses of GNI, Old Mutual Securities and King & Shaxson Bond Brokers for a total cash consideration of £106 million. The consideration for the sale of Old Mutual Securities excludes a deferred amount of up to £8 million to be determined on an earn-out basis over three years. The loss on sale of these businesses totalled £61 million.

In January 2002, the Group disposed of Old Mutual International (Isle of Man) Limited, an offshore life assurance business, for a cash consideration of £36 million, resulting in a profit on disposal of £20 million.

Capital

Shareholders' capital has been affected during the year by a number of factors. In May 2002, capital of £39 million was raised through an issue of new shares made at the same time as the St Paul group placed its shares in Old Mutual, acquired as part of the purchase of Fidelity & Guaranty Life. Secondly, shareholders' capital benefited by £457 million from a strengthening, from R17.43 to R13.81 between 31 December 2001 and 31 December 2002, in the Rand:Sterling exchange rate.

The Group continues to manage its capital position prudently, ensuring that capital allocated to subsidiaries is strictly monitored. The Group has accessed debt and credit markets to secure an attractive funding structure with gearing (debt[2] over debt[2] plus equity shareholders' funds) at year end of 30%, an improvement over the 2001 year end level of 35%.

The solvency ratios of the Group's key businesses are as follows: excess assets equivalent to 2.3 and 2.5 times statutory capital at its South African and US life businesses respectively; a capital adequacy ratio of 11.0% at Nedcor and a solvency margin in excess of 60% at Mutual & Federal. In all cases, these are comfortably above the minimum statutory requirements.

At the end of 2002 a review was undertaken of the carrying value of the UK and US asset management businesses that were purchased in 2000. Despite the reduction in the levels of equity markets worldwide, the directors were satisfied that no further write-down of these assets was required.

Debt and debt facilities

During 2002, the Group continued to diversify its sources of funding and successfully launched its first Eurobond issue, raising €400 million. Its Euro commercial paper programme, rated P1 and F1 by Moody's Investor Service and Fitch Ratings respectively, was increased in size from £300 million to £600 million. In addition, the Group negotiated new committed syndicated and bilateral bank facilities totalling $660 million.

These actions, together with existing internal resources, provided the Group with improved financial flexibility.

[2] *Debt from the Group's insurance and asset management activities, net of cash and short term investments which are immediately available to repay debt.*

Foreign exchange

Substantial proportions of the Group's operations are conducted in currencies other than Sterling. Where possible, the Group seeks to reduce its balance sheet exposure the by borrowing in appropriate currencies directly or through currency hedging transactions. This was the case with the Group's €400 million Eurobond issue, which was immediately swapped into a $349 million fixed rate debt liability. In total, 90% of the Group's debt is US Dollar denominated, which helps to hedge the Group's US Dollar assets.

Taxation

The Group's effective tax rate (based on the tax charge as a proportion of smoothed operating profit) of 26.9% represents a decrease from 29.2% (restated for the adoption of FRS 19) in 2001. The rate is 3% lower than the standard tax rate in the Group's primary business regions of 30%, mainly due to the continuing positive effect of low taxed income earned by the Group's businesses in South Africa. The rate also benefited from a reduction in Secondary Tax on Companies in South Africa. The Group expects the rate to trend upwards in the coming year, reflecting the impact of high US tax rates, additional South African Secondary Tax on Companies, and a reduction in Nedcor's proportion of low taxed income.

Long term investment return

In accordance with the UK ABI Statement of Recommended Practice and, having considered past experience and future expectations with regard to equity investment performance, the long term investment return rate assumption used in calculating the smoothed earnings of the Group's South African life and general insurance businesses for 2002 is unchanged at 14%. The return earned by assets, mainly bonds, backing the Group's US life business's liabilities has been smoothed with reference to the actual yield earned by the portfolio, which indicates a long term rate of return of 6.5%.

Dividend

The Board recommends a final dividend of 3.1p per share, which will bring the total dividend per share for the year to 4.8p. The proposed dividend is covered 2.4 times by operating earnings per share (2001: 2.5 times), reflecting the fall in operating earnings compared to the prior year.

The dividend, which is subject to shareholder approval at the Annual General Meeting on 16 May 2003, will be paid on 30 May 2003 to shareholders on the register at the close of business on 22 April 2003 (the record date) for all the exchanges where Old Mutual plc's shares are listed. The local currency equivalents of the proposed dividend for shareholders on the South African, Malawi and Zimbabwe branch registers and the Namibian section of the principal register will be determined using exchange rates on 3 April 2003 and will be announced by the Company on 4 April 2003. The Company's shares will trade ex dividend on the African exchanges from the opening of business on 14 April 2003 and on the London Stock Exchange from the opening of business on 16 April 2003.

Julian Roberts
Group Finance Director
24 February 2003

The financial information in this document does not constitute the Company's statutory accounts for the year ended 31 December 2002 but is derived from those accounts. Statutory accounts for 2001 have been delivered to the Registrar of Companies, and those for 2002 will be delivered following the Company's Annual General Meeting. The auditors have reported on those accounts: their reports were unqualified and did not contain statements under Section 237 (2) or (3) of the Companies Act 1985.

Summary Consolidated Profit and Loss Account for the year ended 31 December 2002

The following table summarises the Group's results reported in the profit and loss accounts. This summary does not form part of the statutory financial statements. The directors' view is that operating earnings per share derived from operating profit or loss based on a long term investment return and before goodwill amortisation and impairment, write-down of investment in Dimension Data Holdings plc and Nedcor restructuring and integration costs, provides a better indication of the underlying performance of the Group.

	Notes	£m Year to 31 Dec 2002	£m Year to 31 Dec 2001 (Restated)	Rm Year to 31 Dec 2002	Rm Year to 31 Dec 2001 (Restated)
South Africa					
Technical result		208	249	3,283	3,085
Long term investment return		135	148	2,131	1,830
Life assurance	3(b)(iii)	343	397	5,414	4,915
Asset management	3(c)(i)	28	37	441	458
Banking	3(d)(i)				
Acquired		32	-	503	-
Continuing		133	290	2,102	3,593
General insurance	3(e)(i)	35	46	556	570
		571	770	9,016	9,536
United States					
Life assurance	3(b)(iii)	83	13	1,310	161
Asset management	3(c)(i)	95	116	1,500	1,437
		178	129	2,810	1,598
United Kingdom and Rest of World					
Life assurance	3(b)(iii)	(3)	(2)	(47)	(25)
Asset management	3(c)(i)	2	(3)	31	(38)
Banking	3(d)(i)	56	79	884	979
		55	74	868	916
		804	973	12,694	12,050
Other shareholders' income / (expenses)	3(f)	(22)	(29)	(347)	(359)
Debt service costs		(58)	(67)	(916)	(830)
Write-down of strategic investments		-	(21)	-	(260)
Operating profit based on a long term investment return before goodwill amortisation and impairment, write-down of investment in Dimension Data Holdings plc and Nedcor restructuring and integration costs		724	856	11,431	10,601
Goodwill amortisation and impairment		(120)	(632)	(1,895)	(7,832)
Write-down of investment in Dimension Data Holdings plc	4	(68)	(269)	(1,080)	(3,334)
Nedcor restructuring and integration costs	3(d)(ii)	(14)	-	(227)	-
Short term fluctuations in investment return		(91)	126	(1,439)	1,561
Operating profit on ordinary activities before tax		431	81	6,790	996
Non-operating items	6(b)	(6)	-	(88)	-
Profit on ordinary activities before tax		425	81	6,702	996
Tax on profit on ordinary activities	5(a)	(224)	(319)	(3,535)	(3,948)
Profit / (loss) on ordinary activities after tax		201	(238)	3,167	(2,952)
Minority interests		(44)	(26)	(695)	(322)
Profit / (loss) for the financial year		157	(264)	2,472	(3,274)
Dividends paid and proposed		(176)	(172)	(2,556)	(2,606)
Retained loss for the financial year		(19)	(436)	(84)	(5,880)

Earnings per share			p		c
Operating earnings per share after tax and minority interests based on a long term investment return before goodwill amortisation and impairment, write-down of investment in Dimension Data Holdings plc and Nedcor restructuring and integration costs	2	11.3	12.1	179.0	149.1
Basic earnings / (loss) per share	2	4.3	(7.4)	67.4	(92.2)
Diluted earnings / (loss) per share	2	4.3	(7.4)	67.4	(92.2)
Dividend per share (Rand dividend per share indicative only for 2002)		4.8	4.8	69.6	72.3
Weighted average number of shares – millions		3,670	3,550	3,670	3,550

Consolidated Statement of Total Recognised Gains and Losses for the year ended 31 December 2002

	£m		Rm	
	Year to 31 Dec 2002	Year to 31 Dec 2001 (Restated)	**Year to 31 Dec 2002**	Year to 31 Dec 2001 (Restated)
Proft / (loss) for the financial year	**157**	(264)	**2,472**	(3,274)
Foreign exchange movements	**295**	(964)	**(5,110)**	4,697
Total recognised gains and losses for the year	**452**	(1,228)	**(2,638)**	1,423
Prior period adjustment	**(41)**		**(503)**	
Total recognised gains and losses recognised since last annual report	**411**		**(3,141)**	

Reconciliation of Movements in Consolidated Equity Shareholders' Funds for the year ended 31 December 2002

	£m		Rm	
	Year to 31 Dec 2002	Year to 31 Dec 2001 (Restated)	**Year to 31 Dec 2002**	Year to 31 Dec 2001 (Restated)
Total recognised gains and losses for the year	**452**	(1,228)	**(2,638)**	1,423
Dividends paid and proposed	**(176)**	(172)	**(2,556)**	(2,606)
	276	(1,400)	**(5,194)**	(1,183)
Issue of new capital	**39**	-	**619**	-
Issue of new capital in connection with the acquisition of Fidelity & Guaranty Life	**-**	203	**-**	2,690
Shares issued under option schemes	**1**	5	**16**	61
Proceeds from sale of shares previously held to satisfy claims and errors on demutualisation	**-**	3	**-**	37
Net increase / (decrease) in equity shareholders' funds	**316**	(1,189)	**(4,559)**	1,605
Equity shareholders' funds at the beginning of the year	**2,470**	3,618	**43,045**	40,937
Change to shareholders' funds resulting from change in accounting policy	**-**	41	**-**	503
Equity shareholders' funds at the end of the year	**2,786**	2,470	**38,486**	43,045

Consolidated Balance Sheet at 31 December 2002

	Notes	£m At 31 Dec 2002	£m At 31 Dec 2001	Rm At 31 Dec 2002	Rm At 31 Dec 2001
Intangible assets					
Goodwill	7	**1,598**	1,580	**22,075**	27,537
Insurance and other assets					
Investments					
Land and buildings		**600**	586	**8,288**	10,213
Other financial investments		**18,902**	16,714	**261,114**	291,301
		19,502	17,300	**269,402**	301,514
Assets held to cover linked liabilities		**4,317**	4,415	**59,635**	76,947
	3(h)	**23,819**	21,715	**329,037**	378,461
Reinsurers' share of technical provisions					
Provision for unearned premiums		**21**	9	**290**	157
Long term business provision		**305**	421	**4,213**	7,337
Claims outstanding		**44**	33	**608**	575
		370	463	**5,111**	8,069
Debtors					
Debtors arising from direct insurance operations		**179**	147	**2,472**	2,562
Debtors arising from reinsurance operations		**12**	6	**166**	105
Other debtors		**238**	8,024	**3,287**	139,847
		429	8,177	**5,925**	142,514
Other assets					
Tangible fixed assets		**97**	102	**1,340**	1,778
Cash at bank and in hand		**565**	475	**7,805**	8,279
Investment in own shares		**115**	85	**1,589**	1,481
Present value of acquired in-force business		**255**	325	**3,523**	5,664
Other assets		**378**	308	**5,222**	5,368
		1,410	1,295	**19,479**	22,570
Prepayments and accrued income					
Accrued interest and rent		**128**	99	**1,768**	1,725
Deferred acquisition costs		**284**	66	**3,924**	1,150
Other prepayments and accrued income		**153**	100	**2,114**	1,743
		565	265	**7,806**	4,618
Total insurance and other assets		**26,593**	31,915	**367,358**	556,232
Banking assets					
Cash and balances at central banks		**1,202**	630	**16,607**	10,980
Treasury bills and other eligible bills		**1,085**	653	**14,987**	11,372
Loans and advances to banks		**1,228**	649	**16,963**	11,313
Loans and advances to customers		**12,854**	7,797	**177,566**	135,884
Debt securities		**1,061**	725	**14,647**	12,648
Equity securities		**965**	225	**13,331**	3,921
Interest in associated undertakings		**124**	118	**1,713**	2,057
Tangible fixed assets		**158**	111	**2,182**	1,935
Land and buildings		**131**	80	**1,806**	1,392
Other assets		**2,095**	62	**28,941**	1,080
Prepayments and accrued income		**474**	259	**6,548**	4,517
Total banking assets		**21,377**	11,309	**295,291**	197,099
Total assets		**49,568**	44,804	**684,724**	780,868

Consolidated Balance Sheet
at 31 December 2002 (continued)

	Notes	£m At 31 Dec 2002	£m At 31 Dec 2001	Rm At 31 Dec 2002	Rm At 31 Dec 2001
Capital and reserves					
Called up share capital		**378**	374	**5,222**	6,517
Share premium account		**552**	516	**7,625**	8,993
Merger reserve		**184**	184	**2,542**	3,205
Profit and loss account		**1,672**	1,396	**23,097**	24,330
Equity shareholders' funds		**2,786**	2,470	**38,486**	43,045
Minority interests					
Equity		**783**	565	**10,816**	9,847
Non-equity		**144**	-	**1,992**	-
		927	565	**12,808**	9,847
Subordinated liabilities		**18**	22	**249**	383
Insurance and other liabilities					
Technical provisions					
Provision for unearned premiums		**79**	54	**1,091**	941
Long term business provision		**17,241**	14,154	**238,169**	246,684
Claims outstanding		**335**	272	**4,628**	4,741
		17,655	14,480	**243,888**	252,366
Technical provisions for linked liabilities		**4,317**	4,415	**59,635**	76,947
Provisions for other risks and charges		**486**	341	**6,714**	5,944
Creditors					
Creditors arising from direct insurance operations		**326**	401	**4,503**	6,989
Creditors arising from reinsurance operations		**7**	7	**97**	122
Other creditors including tax and social security		**1,456**	10,078	**20,110**	175,646
Amounts owed to credit institutions	8	**767**	897	**10,596**	15,633
Convertible loan stock	8(a)(i)	**404**	439	**5,581**	7,651
		2,960	11,822	**40,887**	206,041
Accruals and deferred income		**184**	234	**2,542**	4,079
Total insurance and other liabilities		**25,602**	31,292	**353,666**	545,377
Banking liabilities					
Deposits by banks		**2,110**	1,862	**29,148**	32,454
Customer accounts		**12,070**	6,802	**166,735**	118,550
Debt securities in issue		**2,266**	986	**31,303**	17,183
Other liabilities		**3,149**	501	**43,487**	8,729
Provisions for liabilities and charges		**105**	84	**1,450**	1,471
Subordinated liabilities		**521**	220	**7,197**	3,829
Convertible loan stock	8(a)(ii)	**14**	-	**195**	-
Total banking liabilities		**20,235**	10,455	**279,515**	182,216
Total liabilities		**49,568**	44,804	**684,724**	780,868
Memorandum items					
Commitments		**754**	431	**10,415**	7,514
Contingent liabilities		**1,382**	798	**19,091**	13,908

Consolidated Cash Flow Statement for the year ended 31 December 2002

	£m		Rm	
	Year to 31 Dec 2002	Year to 31 Dec 2001	Year to 31 Dec 2002	Year to 31 Dec 2001
Operating activities				
Net cash inflow from insurance and other operating activities	**858**	851	**13,537**	10,545
Net cash inflow from banking operating activities	**349**	13	**5,510**	163
Net cash inflow from operating activities	**1,207**	864	**19,047**	10,708
Net cash outflow from returns on investments and servicing of finance	**(93)**	(183)	**(1,468)**	(2,268)
Total tax paid	**(132)**	(269)	**(2,084)**	(3,334)
Net cash outflow from capital expenditure and financial investment	**(26)**	(152)	**(411)**	(1,884)
Net cash outflow from acquisitions and disposals	**(160)**	(316)	**(2,526)**	(3,916)
Equity dividends paid	**(175)**	(167)	**(2,763)**	(2,070)
Net cash inflow / (outflow) before financing activities	**621**	(223)	**9,795**	(2,764)
Net cash inflow from financing activities	**260**	676	**4,108**	8,377
Net cash inflow of the Group excluding long term business	**881**	453	**13,903**	5,613
Cash flows relating to insurance and other activities were invested as follows:				
Increase in cash holdings	**41**	63	**647**	781
Increase in net portfolio investments	**483**	543	**7,631**	6,729
	524	606	**8,278**	7,510
Cash flows relating to banking activities were invested as follows:				
Increase / (decrease) in cash and balances at central banks	**357**	(153)	**5,625**	(1,897)
Net cash inflow of the Group excluding long term business	**881**	453	**13,903**	5,613

The cash flows presented in this statement exclude all cash flows relating to policyholders' funds for the long term business.

Notes to the Financial Statements for the year ended 31 December 2002

1 FOREIGN CURRENCIES

The information contained in these financial statements is expressed in both Sterling and South African Rand. This is in order both to meet the legal requirements of the UK Companies Act 1985 and to provide the users of the accounts in South Africa with illustrative information.

The principal exchange rates used to translate the operating results, assets and liabilities of key foreign business segments to Sterling are:

	Rand		US$	
	Year to 31 Dec 2002	Year to 31 Dec 2001	**Year to 31 Dec 2002**	Year to 31 Dec 2001
Profit and loss account (average rate)	**15.7878**	12.3923	**1.5030**	1.4405
Balance sheet (closing rate)	**13.8141**	17.4286	**1.6105**	1.4542

Foreign currency revenue transactions are translated at average exchange rates for the year. Foreign currency assets and liabilities are translated at year end exchange rates. Exchange differences arising from the translation of net investments in foreign subsidiary undertakings are taken to the consolidated statement of total recognised gains and losses. Exchange differences arising on the translation of foreign integrated operations are taken through the non-technical account. Other exchange differences are included in the profit and loss account.

Notes to the Financial Statements
for the year ended 31 December 2002 (continued)

2 EARNINGS AND EARNINGS PER SHARE

Basic earnings per share is calculated based upon the profit or loss after tax attributable to equity shareholders after the amortisation and impairment of goodwill arising on acquisitions, the write-down of investment in Dimension Data Holdings plc, Nedcor restructuring and integration costs, short term fluctuations in investment return and non-operating items.

The directors' view is that operating earnings per share derived from operating profit or loss based on a long term investment return and before goodwill amortisation and impairment, write-down of investment in Dimension Data Holdings plc, Nedcor restructuring and integration costs and non-operating items provides a better indication of the underlying performance of the Group. A table reconciling profit / (loss) on ordinary activities after tax and minority interests to this underlying measure of operating earnings is included below.

			£m		Rm
	Notes	Year to 31 Dec 2002	Year to 31 Dec 2001 (Restated)	Year to 31 Dec 2002	Year to 31 Dec 2001 (Restated)
Profit / (loss) on ordinary activities after tax and minority interests		**157**	(264)	**2,472**	(3,274)
Goodwill amortisation net of minority interests		**104**	120	**1,646**	1,487
Goodwill impairment		**-**	500	**-**	6,196
Write-down of investment in Dimension Data Holdings plc net of tax and minority interests	4	**29**	144	**467**	1,788
Nedcor restructuring and integration costs net of tax and minority interests	3(d)(ii)	**7**	-	**104**	-
Short term fluctuations in investment returns net of tax and minority interests		**75**	(73)	**1,192**	(905)
Non-operating items net of tax	6(b)	**44**	-	**688**	-
Operating earnings after tax and minority interests based on a long term investment return before goodwill amortisation and impairment, write-down of investment in Dimension Data Holdings plc and Nedcor restructuring and integration costs		**416**	427	**6,569**	5,292

		p		c
Basic earnings / (loss) per share	**4.3**	(7.4)	**67.4**	(92.2)
Goodwill amortisation net of minority interests	**2.8**	3.4	**44.9**	41.9
Goodwill impairment	**-**	14.1	**-**	174.5
Write-down of investment in Dimension Data Holdings plc net of tax and minority interests	**0.8**	4.1	**12.7**	50.3
Nedcor restructuring and integration costs net of tax and minority interests	**0.2**	-	**2.8**	-
Short term fluctuations in investment returns net of tax and minority interests	**2.0**	(2.1)	**32.5**	(25.4)
Non-operating items net of tax	**1.2**	-	**18.7**	-
Operating earnings per share after tax and minority interests based on a long term investment return before goodwill amortisation and impairment, write-down of investment in Dimension Data Holdings plc and Nedcor restructuring and integration costs	**11.3**	12.1	**179.0**	149.1

Basic earnings per share is calculated by reference to the profit / (loss) on ordinary activities after tax and minority interests of £157 million (R2,472 million) for the year ended 31 December 2002 (2001: loss £264 million (R3,274 million)) and a weighted average number of shares in issue of 3,670 million (2001: 3,550 million). This is calculated after taking into account shares held by Employee Share Ownership Plans (ESOPs), which have waived their rights to dividends.

The diluted earnings per share calculation reflects the impact of the shares in the ESOP Trusts, the US Dollar Guaranteed *Convertible Bond and potential issue of shares to satisfy the Pilgrim Baxter deferred consideration.*

316 million (2001: 316 million) Old Mutual plc shares held by policyholders' funds are included in the weighted average number of shares used in the earnings per share calculation, reflecting the policyholders' economic interest in these shares.

Notes to the Financial Statements
for the year ended 31 December 2002 (continued)

3 SEGMENTAL ANALYSIS

3(a) Summary of operating profit on ordinary activities before tax	Notes	£m South Africa	£m United States	£m UK & Rest of World	£m Total	Rm South Africa	Rm United States	Rm UK & Rest of World	Rm Total
Year to 31 December 2002									
Life assurance	3(b)(iii)	**343**	**83**	**(3)**	**423**	**5,414**	**1,310**	**(47)**	**6,677**
Asset management	3(c)(i)	**28**	**95**	**2**	**125**	**441**	**1,500**	**31**	**1,972**
Banking	3(d)(i)	**165**	**-**	**56**	**221**	**2,605**	**-**	**884**	**3,489**
General insurance business	3(e)(i)	**35**	**-**	**-**	**35**	**556**	**-**	**-**	**556**
Other shareholders' income / (expenses)	3(f)	**-**	**-**	**(22)**	**(22)**	**-**	**-**	**(347)**	**(347)**
Debt service costs		**-**	**-**	**(58)**	**(58)**	**-**	**-**	**(916)**	**(916)**
Operating result based on a long term investment return		**571**	**178**	**(25)**	**724**	**9,016**	**2,810**	**(395)**	**11,431**
Goodwill amortisation		**(31)**	**(70)**	**(19)**	**(120)**	**(490)**	**(1,105)**	**(300)**	**(1,895)**
Write-down of investment in Dimension Data Holdings plc	4	**(68)**	**-**	**-**	**(68)**	**(1,080)**	**-**	**-**	**(1,080)**
Nedcor restructuring and integration costs	3(d)(ii)	**(14)**	**-**	**-**	**(14)**	**(227)**	**-**	**-**	**(227)**
Short term fluctuations in investment return		**(292)**	**181**	**20**	**(91)**	**(4,613)**	**2,858**	**316**	**(1,439)**
Operating profit on ordinary activities before tax		**166**	**289**	**(24)**	**431**	**2,606**	**4,563**	**(379)**	**6,790**
Analysed as:									
Life assurance		**93**	**258**	**(17)**	**334**	**1,464**	**4,073**	**(268)**	**5,269**
Asset management		**28**	**31**	**(13)**	**46**	**441**	**490**	**(206)**	**725**
Banking		**53**	**-**	**52**	**105**	**824**	**-**	**821**	**1,645**
General insurance business		**(8)**	**-**	**-**	**(8)**	**(123)**	**-**	**-**	**(123)**
Other shareholders' income / (expenses)		**-**	**-**	**12**	**12**	**-**	**-**	**190**	**190**
Debt service costs		**-**	**-**	**(58)**	**(58)**	**-**	**-**	**(916)**	**(916)**
Operating profit on ordinary activities before tax		**166**	**289**	**(24)**	**431**	**2,606**	**4,563**	**(379)**	**6,790**
Year to 31 December 2001									
Life assurance	3(b)(iii)	397	13	(2)	408	4,915	161	(25)	5,051
Asset management	3(c)(i)	37	116	(3)	150	458	1,437	(38)	1,857
Banking	3(d)(i)	290	-	79	369	3,593	-	979	4,572
General insurance business	3(e)(i)	46	-	-	46	570	-	-	570
Other shareholders' income / (expenses)	3(f)	12	-	(41)	(29)	149	-	(508)	(359)
Debt service costs		-	(3)	(64)	(67)	-	(37)	(793)	(830)
Write-down of strategic investments	3(f)	-	-	(21)	(21)	-	-	(260)	(260)
Operating result based on a long term investment return		782	126	(52)	856	9,685	1,561	(645)	10,601
Goodwill amortisation		(27)	(78)	(27)	(132)	(334)	(966)	(336)	(1,636)
Goodwill impairment		-	(335)	(165)	(500)	-	(4,151)	(2,045)	(6,196)
Write-down of investment in Dimension Data Holdings plc	4	(269)	-	-	(269)	(3,334)	-	-	(3,334)
Short term fluctuations in investment return		77	31	18	126	954	384	223	1,561
Operating profit on ordinary activities before tax		563	(256)	(226)	81	6,971	(3,172)	(2,803)	996
Analysed as:									
Life assurance		464	42	4	510	5,745	520	49	6,314
Asset management		37	(295)	(193)	(451)	458	(3,655)	(2,393)	(5,590)
Banking		(4)	-	77	73	(50)	-	953	903
General insurance business		88	-	-	88	1,090	-	-	1,090
Other shareholders' income / (expenses)		(22)	-	(29)	(51)	(272)	-	(359)	(631)
Debt service costs		-	(3)	(64)	(67)	-	(37)	(793)	(830)
Write-down of strategic investments		-	-	(21)	(21)	-	-	(260)	(260)
Operating profit on ordinary activities before tax		563	(256)	(226)	81	6,971	(3,172)	(2,803)	996

3 SEGMENTAL ANALYSIS CONTINUED

3(b) Life assurance	£m South Africa	£m United States	£m UK & Rest of World	£m Total	Rm South Africa	Rm United States	Rm UK & Rest of World	Rm Total
(i) Gross premiums written								
Year to 31 December 2002								
Individual business								
Single	**610**	**2,633**	**104**	**3,347**	**9,631**	**41,562**	**1,637**	**52,830**
Recurring	**612**	**146**	**49**	**807**	**9,662**	**2,312**	**779**	**12,753**
	1,222	**2,779**	**153**	**4,154**	**19,293**	**43,874**	**2,416**	**65,583**
Group business								
Single	**647**	**-**	**9**	**656**	**10,215**	**-**	**142**	**10,357**
Recurring	**241**	**-**	**9**	**250**	**3,805**	**-**	**142**	**3,947**
	888	**-**	**18**	**906**	**14,020**	**-**	**284**	**14,304**
Total gross premiums	**2,110**	**2,779**	**171**	**5,060**	**33,313**	**43,874**	**2,700**	**79,887**
Year to 31 December 2001								
Individual business								
Single	854	578	97	1,529	10,583	7,163	1,202	18,948
Recurring	757	78	87	922	9,381	967	1,078	11,426
	1,611	656	184	2,451	19,964	8,130	2,280	30,374
Group business								
Single	598	-	13	611	7,411	-	161	7,572
Recurring	280	-	29	309	3,470	-	359	3,829
	878	-	42	920	10,881	-	520	11,401
Total gross premiums	2,489	656	226	3,371	30,845	8,130	2,800	41,775

Business transacted with South African residents in terms of their personal offshore allowances is conducted by the Group's offshore companies and is therefore disclosed under the Rest of World segment.

	£m South Africa	£m United States	£m UK & Rest of World	£m Total	Rm South Africa	Rm United States	Rm UK & Rest of World	Rm Total
(ii) Gross new business premiums written								
Year to 31 December 2002								
Individual business								
Single	**610**	**2,633**	**104**	**3,347**	**9,631**	**41,562**	**1,637**	**52,830**
Recurring	**115**	**73**	**11**	**199**	**1,808**	**1,154**	**175**	**3,137**
	725	**2,706**	**115**	**3,546**	**11,439**	**42,716**	**1,812**	**55,967**
Group business								
Single	**647**	**-**	**9**	**656**	**10,215**	**-**	**142**	**10,357**
Recurring	**19**	**-**	**1**	**20**	**296**	**-**	**11**	**307**
	666	**-**	**10**	**676**	**10,511**	**-**	**153**	**10,664**
Total gross new business premiums written	**1,391**	**2,706**	**125**	**4,222**	**21,950**	**42,716**	**1,965**	**66,631**
Annual premium equivalent	**260**	**336**	**23**	**619**	**4,089**	**5,310**	**364**	**9,763**
Year to 31 December 2001								
Individual business								
Single	854	578	97	1,529	10,583	7,163	1,202	18,948
Recurring	159	26	11	196	1,970	322	136	2,428
	1,013	604	108	1,725	12,553	7,485	1,338	21,376
Group business								
Single	598	-	13	611	7,411	-	161	7,572
Recurring	20	-	1	21	248	-	12	260
	618	-	14	632	7,659	-	173	7,832
Total gross new business premiums written	1,631	604	122	2,357	20,212	7,485	1,511	29,208
Annual premium equivalent	324	84	23	431	4,017	1,038	284	5,339

Annual premium equivalent is defined as one tenth of single premiums plus recurring premiums.

Notes to the Financial Statements
for the year ended 31 December 2002 (continued)

3 SEGMENTAL ANALYSIS CONTINUED

3(b) Life assurance continued	South Africa £m	United States £m	UK & Rest of World £m	Total £m	South Africa Rm	United States Rm	UK & Rest of World Rm	Total Rm
(iii) Life assurance operating result								
Year to 31 December 2002								
Individual business	**149**	**83**	**(8)**	**224**	**2,352**	**1,310**	**(126)**	**3,536**
Group business	**59**	**-**	**1**	**60**	**931**	**-**	**16**	**947**
Life assurance technical result	**208**	**83**	**(7)**	**284**	**3,283**	**1,310**	**(110)**	**4,483**
Long term investment return	**135**	**-**	**4**	**139**	**2,131**	**-**	**63**	**2,194**
Life assurance operating result before short term fluctuations in investment return	**343**	**83**	**(3)**	**423**	**5,414**	**1,310**	**(47)**	**6,677**
Year to 31 December 2001								
Individual business	174	13	(8)	179	2,152	161	(99)	2,214
Group business	75	-	1	76	933	-	12	945
Life assurance technical result	249	13	(7)	255	3,085	161	(87)	3,159
Long term investment return	148	-	5	153	1,830	-	62	1,892
Life assurance operating result before short term fluctuations in investment return	397	13	(2)	408	4,915	161	(25)	5,051

Notes to the Financial Statements
for the year ended 31 December 2002 (continued)

3 SEGMENTAL ANALYSIS CONTINUED

3(c) Asset management

	Notes	£m Year to 31 Dec 2002	£m Year to 31 Dec 2001	Rm Year to 31 Dec 2002	Rm Year to 31 Dec 2001
(i) Analysis of operating result					
Fund management worldwide					
South Africa					
Old Mutual Asset Managers		**13**	16	**205**	198
Old Mutual Unit Trusts		**3**	11	**47**	136
Other		**3**	1	**47**	12
		19	28	**299**	346
United States					
Old Mutual Asset Managers	3(c)(ii)	**31**	38	**490**	471
Pilgrim Baxter	3(c)(ii)	**18**	29	**284**	359
Other Old Mutual US affiliates	3(c)(ii)	**46**	49	**726**	607
		95	116	**1,500**	1,437
United Kingdom and Rest of World		**(2)**	6	**(32)**	74
		112	150	**1,767**	1,857
Private client UK – Gerrard					
Gross profit		**3**	2	**47**	25
Profit on disposal of current investments		**6**	-	**95**	-
Integration costs		**(5)**	(12)	**(79)**	(149)
		4	(10)	**63**	(124)
Other financial services					
South Africa		**9**	9	**142**	112
United Kingdom and Rest of World		**-**	1	**-**	12
		9	10	**142**	124
Asset management operating result before goodwill amortisation and impairment		**125**	150	**1,972**	1,857
Analysed as:					
South Africa		**28**	37	**441**	458
United States		**95**	116	**1,500**	1,437
United Kingdom and Rest of World		**2**	(3)	**31**	(38)
Asset management operating result before goodwill amortisation and impairment		**125**	150	**1,972**	1,857

	£m OMAM (US)	£m Pilgrim Baxter	£m Other Affiliates	£m Total	Rm OMAM (US)	Rm Pilgrim Baxter	Rm Other Affiliates	Rm Total
(ii) Old Mutual (US) Holdings								
Year to 31 December 2002								
Revenue	**123**	**50**	**200**	**373**	**1,942**	**789**	**3,158**	**5,889**
Expenses	**(92)**	**(32)**	**(154)**	**(278)**	**(1,452)**	**(505)**	**(2,432)**	**(4,389)**
Asset management operating result before goodwill amortisation	**31**	**18**	**46**	**95**	**490**	**284**	**726**	**1,500**
Year to 31 December 2001								
Revenue	147	85	219	451	1,822	1,053	2,713	5,588
Expenses	(109)	(56)	(170)	(335)	(1,351)	(694)	(2,106)	(4,151)
Asset management operating result before goodwill amortisation and impairment	38	29	49	116	471	359	607	1,437

Notes to the Financial Statements
for the year ended 31 December 2002 (continued)

3 SEGMENTAL ANALYSIS CONTINUED

3(d) Banking	South Africa £m	UK & Rest of World £m	Total £m	South Africa Rm	UK & Rest of World Rm	Total Rm
(i) Banking operating result						
Year to 31 December 2002						
Interest receivable	1,372	142	1,514	21,661	2,242	23,903
Interest payable	(1,003)	(108)	(1,111)	(15,835)	(1,705)	(17,540)
Net interest income	369	34	403	5,826	537	6,363
Dividend income	11	-	11	174	-	174
Fees and commissions receivable	261	45	306	4,121	710	4,831
Fees and commissions payable	(9)	(2)	(11)	(142)	(32)	(174)
Other operating income	112	21	133	1,768	332	2,100
Total operating income	744	98	842	11,747	1,547	13,294
Specific and general provisions charge	(87)	(1)	(88)	(1,374)	(16)	(1,390)
Net income	657	97	754	10,373	1,531	11,904
Operating expenses	(497)	(46)	(543)	(7,847)	(726)	(8,573)
Banking operating result before goodwill amortisation, share of associated undertakings' profit, write-down of investment in Dimension Data Holdings plc and Nedcor restructuring and integration costs	160	51	211	2,526	805	3,331
Share of associated undertakings' profit	5	5	10	79	79	158
Banking operating result before goodwill amortisation, write-down of investment in Dimension Data Holdings plc and Nedcor restructuring and integration costs	165	56	221	2,605	884	3,489
Year to 31 December 2001						
Net interest income	386	43	429	4,783	533	5,316
Non-interest revenue	413	55	468	5,118	681	5,799
Total operating income	799	98	897	9,901	1,214	11,115
Specific and general provisions charge	(118)	-	(118)	(1,462)	-	(1,462)
Net income	681	98	779	8,439	1,214	9,653
Operating expenses	(399)	(26)	(425)	(4,945)	(322)	(5,267)
Banking operating result before goodwill amortisation, share of associated undertakings' profit and write-down of investment in Dimension Data Holdings plc	282	72	354	3,494	892	4,386
Share of associated undertakings' profit	8	7	15	99	87	186
Banking operating result before goodwill amortisation and write-down of investment in Dimension Data Holdings plc	290	79	369	3,593	979	4,572

Operating expenses includes translation losses of £64 million (R1,011 million). Non-interest revenue in 2001 includes exceptional revenue of £36 million (R441 million).

Specific and general provisions charge for the year includes the release of an exceptional provision of £25 million (R400 million). The exceptional provision included in the specific and general provisions charge for 2001 was £32 million (R400 million).

There are no banking operations in the United States.

Notes to the Financial Statements for the year ended 31 December 2002 (continued)

3 SEGMENTAL ANALYSIS CONTINUED

3(d) **Banking** continued	£m Year to 31 Dec 2002	Rm Year to 31 Dec 2002
(ii) Nedcor restructuring and integration costs		
Costs before tax and minority interests	14	227
Tax	(1)	(23)
Costs after tax and before minority interests	13	204
Minority interests	(6)	(100)
Costs after tax and minority interests	7	104

In 2002, one-off merger and restructuring costs of £13 million (R204 million) after tax have been charged to the profit and loss account. This figure includes £5 million (R86 million) for Nedcor's restructuring and integration costs in connection with the acquisition of BoE and £8 million (R118 million) for the closure and restructuring costs of Permanent Bank's deposit-taking activities and infrastructure, which are being merged with Old Mutual Bank.

Although these costs are considered significant to the operating results of the Group, they do not fall under the definition of exceptional items as described in Financial Reporting Standard 3 and as such are classified as operating activities for statutory reporting.

Notes to the Financial Statements
for the year ended 31 December 2002 (continued)

3 SEGMENTAL ANALYSIS CONTINUED

3(e) Other technical income, net of reinsurance	£m Year to 31 Dec 2002	£m Year to 31 Dec 2001	Rm Year to 31 Dec 2002	Rm Year to 31 Dec 2001
(i) General insurance technical account				
Earned premiums, net of reinsurance				
Premiums written, net of reinsurance				
Gross premiums written	**355**	394	**5,603**	4,882
Outward reinsurance premiums	**(45)**	(43)	**(717)**	(533)
	310	351	**4,886**	4,349
Change in the provision for unearned premiums, net of reinsurance				
Gross amount	**(13)**	(2)	**(212)**	(25)
Reinsurers' share	**8**	1	**132**	12
	(5)	(1)	**(80)**	(13)
	305	350	**4,806**	4,336
Allocated investment return transferred from the non-technical account	**35**	41	**554**	508
Claims incurred, net of reinsurance				
Claims paid				
Gross amount	**(234)**	(290)	**(3,682)**	(3,594)
Reinsurers' share	**18**	33	**275**	409
	(216)	(257)	**(3,407)**	(3,185)
Change in the provision for claims, net of reinsurance				
Gross amount	**(20)**	(4)	**(312)**	(50)
Reinsurers' share	**7**	1	**112**	12
	(13)	(3)	**(200)**	(38)
	(229)	(260)	**(3,607)**	(3,223)
Net operating expenses	**(76)**	(85)	**(1,197)**	(1,051)
General insurance operating result before short term fluctuations in investment returns	**35**	46	**556**	570

	£m Earned premiums net of reinsurance	£m Claims incurred net of reinsurance	£m Operating result based on a long term investment return	Rm Earned premiums net of reinsurance	Rm Claims incurred net of reinsurance	Rm Operating result based on a long term investment return
(ii) General insurance result by class of business						
Year to 31 December 2002						
Commercial	**125**	**89**	**3**	**1,968**	**1,400**	**40**
Corporate	**15**	**11**	**(2)**	**234**	**180**	**(28)**
Personal lines	**145**	**111**	**(1)**	**2,284**	**1,747**	**(8)**
Risk financing	**20**	**18**	**-**	**320**	**280**	**(2)**
	305	**229**	**-**	**4,806**	**3,607**	**2**
Long term investment return			**35**			**554**
			35			**556**
Year to 31 December 2001						
Commercial	134	98	1	1,659	1,212	8
Corporate	17	14	-	210	167	-
Personal lines	177	130	4	2,196	1,615	54
Risk financing	22	18	-	271	229	-
	350	260	5	4,336	3,223	62
Long term investment return			41			508
			46			570

(iii) Other technical income

Other technical income principally consists of fees earned in respect of South African policyholders' funds and fees earned for healthcare administration.

Notes to the Financial Statements
for the year ended 31 December 2002 (continued)

3 SEGMENTAL ANALYSIS CONTINUED

3(f) Other shareholders' income / (expenses) and write-down of strategic investments	£m		Rm	
	Year to 31 Dec 2002	Year to 31 Dec 2001	**Year to 31 Dec 2002**	Year to 31 Dec 2001
Long term investment return credited to operating result	**-**	12	**-**	149
Other income	**13**	-	**205**	-
Net corporate expenses	**(35)**	(41)	**(552)**	(508)
Other shareholders' income / (expenses)	**(22)**	(29)	**(347)**	(359)
Write-down of strategic investments	**-**	(21)	**-**	(260)

3(g) Net assets	South Africa	United States	UK & Rest of World	Total £m	South Africa	United States	UK & Rest of World	Total Rm
At 31 December 2002								
Life assurance	**1,095**	**851**	**71**	**2,017**	**15,126**	**11,756**	**981**	**27,863**
Asset management	**100**	**1,005**	**322**	**1,427**	**1,381**	**13,883**	**4,449**	**19,713**
Banking	**541**	**-**	**89**	**630**	**7,473**	**-**	**1,230**	**8,703**
General insurance	**78**	**-**	**-**	**78**	**1,077**	**-**	**-**	**1,077**
Other	**(19)**	**-**	**(158)**	**(177)**	**(261)**	**-**	**(2,183)**	**(2,444)**
	1,795	**1,856**	**324**	**3,975**	**24,796**	**25,639**	**4,477**	**54,912**
Debt				**(1,189)**				**(16,426)**
Net assets				**2,786**				**38,486**
At 31 December 2001								
Life assurance	802	588	28	1,418	13,978	10,248	488	24,714
Asset management	60	1,252	469	1,781	1,046	21,821	8,173	31,040
Banking	341	-	147	488	5,943	-	2,562	8,505
General insurance	69	-	3	72	1,203	-	52	1,255
Other	75	-	(6)	69	1,307	-	(109)	1,198
	1,347	1,840	641	3,828	23,477	32,069	11,166	66,712
Debt				(1,358)				(23,667)
Net assets				2,470				43,045

3 SEGMENTAL ANALYSIS CONTINUED

3(h) Funds under management	£m South Africa	£m United States	£m UK & Rest of World	£m Total	Rm South Africa	Rm United States	Rm UK & Rest of World	Rm Total
At 31 December 2002								
Investments including assets held to cover linked liabilities	13,968	6,793	3,058	23,819	192,955	93,839	42,243	329,037
Unit trusts								
Old Mutual Asset Managers	773	-	1,376	2,149	10,678	-	19,008	29,686
Nedcor unit trusts	633	-	712	1,345	8,744	-	9,836	18,580
Other asset management	-	-	11	11	-	-	152	152
	1,406	-	2,099	3,505	19,422	-	28,996	48,418
Third party								
Old Mutual Asset Managers	3,833	-	105	3,938	52,949	-	1,450	54,399
Old Mutual Asset Managers (US)	-	37,457	-	37,457	-	517,435	-	517,435
Pilgrim Baxter	-	4,207	-	4,207	-	58,116	-	58,116
Old Mutual Affiliates	-	24,781	5,875	30,656	-	342,327	81,158	423,485
	3,833	66,445	5,980	76,258	52,949	917,878	82,608	1,053,435
Private client UK	-	-	12,030	12,030	-	-	166,184	166,184
Nedcor portfolio management	3,845	310	3,501	7,656	53,115	4,282	48,363	105,760
Other financial services	18	-	310	328	249	-	4,282	4,531
	7,696	66,755	21,821	96,272	106,313	922,160	301,437	1,329,910
Total funds under management	23,070	73,548	26,978	123,596	318,690	1,015,999	372,676	1,707,365
At 31 December 2001								
Investments including assets held to cover linked liabilities	11,519	4,497	5,699	21,715	200,760	78,376	99,325	378,461
Unit trusts								
Old Mutual Asset Managers	670	-	360	1,030	11,677	-	6,274	17,951
Private client UK	-	-	1,051	1,051	-	-	18,317	18,317
Other asset management	-	-	159	159	-	-	2,771	2,771
	670	-	1,570	2,240	11,677	-	27,362	39,039
Third party								
Old Mutual Asset Managers	2,783	-	401	3,184	48,504	-	6,989	55,493
Old Mutual Asset Managers (US)	-	48,884	-	48,884	-	851,979	-	851,979
Pilgrim Baxter	-	8,675	-	8,675	-	151,193	-	151,193
Old Mutual Affiliates	-	33,595	8,081	41,676	-	585,514	140,840	726,354
	2,783	91,154	8,482	102,419	48,504	1,588,686	147,829	1,785,019
Private client UK	-	-	16,347	16,347	-	-	284,905	284,905
Other financial services	12	-	363	375	209	-	6,327	6,536
	2,795	91,154	25,192	119,141	48,713	1,588,686	439,061	2,076,460
Total funds under management	14,984	95,651	32,461	143,096	261,150	1,667,062	565,748	2,493,960

Nedcor managed funds have been included in 2002 as a result of growth in this business.

Unit Trust private client UK business was transferred to Old Mutual Asset Managers in January 2002.

Notes to the Financial Statements
for the year ended 31 December 2002 (continued)

4 INVESTMENT IN DIMENSION DATA HOLDINGS PLC

	£m		Rm	
	Year to 31 Dec 2002	Year to 31 Dec 2001	**Year to 31 Dec 2002**	Year to 31 Dec 2001
Write-down of investment in Dimension Data Holdings plc before tax and minority interests	**68**	269	**1,080**	3,334
Tax	**(11)**	14	**(171)**	171
Write-down of investment in Dimension Data Holdings plc before minority interests	**57**	283	**909**	3,505
Minority interests	**(28)**	(139)	**(442)**	(1,717)
Write-down of investment in Dimension Data Holdings plc after tax and minority interests	**29**	144	**467**	1,788

During 2001, an impairment in the carrying value of the Group's investment in Dimension Data Holdings plc was recognised, reflecting a market value of R14.50 per share at 31 December 2001. A further impairment has been recognised for the year ended 31 December 2002 based on a closing market value of R4.02 per share. Although these events are exceptional in the context of their significance to the Group, the losses form part of banking operating profit in the statutory financial statements.

Notes to the Financial Statements for the year ended 31 December 2002 (continued)

5 TAX ON PROFIT ON ORDINARY ACTIVITIES

5(a) Analysis of tax charge	£m Year to 31 Dec 2002	£m Year to 31 Dec 2001 (Restated)	Rm Year to 31 Dec 2002	Rm Year to 31 Dec 2001 (Restated)
United Kingdom tax				
UK corporation tax	**40**	64	**632**	793
Double tax relief	**(20)**	(49)	**(316)**	(607)
	20	15	**316**	186
Overseas tax				
South Africa	**51**	48	**805**	594
United States	**8**	31	**126**	384
Rest of World	**(1)**	4	**(16)**	50
Secondary tax on companies (STC)	**3**	23	**47**	285
	61	106	**962**	1,313
Adjustment in respect of prior periods	**(1)**	(7)	**(16)**	(87)
Current tax for the year	**80**	114	**1,262**	1,412
Current tax attributable to shareholders' profits on long term business	**38**	40	**596**	497
Total current tax on ordinary activities	**118**	154	**1,858**	1,909
Deferred tax – non-technical account	**17**	88	**272**	1,087
Deferred tax attributable to shareholders' profits on long term business	**89**	36	**1,405**	445
Adjustment for adoption of FRS19	**-**	41	**-**	507
Total tax on profit on ordinary activities	**224**	319	**3,535**	3,948
The tax charge is analysed as follows:				
Operating profit	**195**	250	**3,082**	3,094
Short term fluctuations	**3**	55	**47**	683
Investment in Dimension Data Holdings plc	**(11)**	14	**(171)**	171
Nedcor restructuring and integration costs	**(1)**	-	**(23)**	-
Non-operating losses on disposal of businesses	**38**	-	**600**	-
	224	319	**3,535**	3,948

5(b) Reconciliation of tax charge

	£m 2002	£m 2001	Rm 2002	Rm 2001
Tax at UK rate of 30.0 per cent. (2001: 30.0 per cent.) on profit on ordinary activities before tax	**128**	24	**2,011**	299
Untaxed and low taxed income (including tax exempt investment return)	**(64)**	(118)	**(1,010)**	(1,462)
Disallowable expenditure	**128**	418	**2,021**	5,175
STC	**3**	23	**47**	285
Movement in deferred tax	**(106)**	(165)	**(1,674)**	(2,045)
Other	**29**	(28)	**463**	(343)
Current tax charge	**118**	154	**1,858**	1,909

Comparative amounts have been restated to reflect the adoption of Financial Reporting Standard 19 "Deferred tax".

Notes to the Financial Statements
for the year ended 31 December 2002 (continued)

6 ACQUISITIONS AND DISPOSALS / NON-OPERATING ITEMS

6(a) Acquisitions

(i) BoE Limited (BoE)

On 2 July 2002, the Group's banking subsidiary, Nedcor Limited, acquired 100% of the net assets of BoE, a South African banking business, for a total consideration of £485 million (R7,697 million). This consideration comprised 10.4 million Nedcor Limited ordinary shares valued at £84 million (R1,339 million), cash payments of £391 million (R6,199 million) and additional costs directly associated with the acquisition of £10 million (R159 million). The table below shows the fair value of the banking assets and liabilities acquired.

				£m	Rm
	Book value on acquisition	Provisional fair value adjustments	Accounting policy alignments	Provisional fair value to Group	Provisional fair value to Group
Goodwill	55	(55)	-	-	-
Cash and balances at central banks	114	-	1	115	1,833
Treasury bills and other eligible bills	199	(2)	-	197	3,114
Loans and advances to banks	109	-	-	109	1,723
Loans and advances to customers	2,326	(24)	(21)	2,281	36,162
Other investment securities	715	(2)	1	714	11,323
All other assets	393	-	12	405	6,414
Deposits by banks	(580)	-	-	(580)	(9,195)
Customer accounts	(1,937)	-	(4)	(1,941)	(30,761)
All other liabilities	(1,017)	(6)	(6)	(1,029)	(16,285)
Net assets acquired	377	(89)	(17)	271	4,328
Consideration satisfied by:					
Cash				391	6,199
Ordinary shares				84	1,339
Acquisition costs				10	159
				485	7,697
Goodwill arising on acquisition				214	3,369

Provisional fair value adjustments

The fair value adjustments relate to the revaluation of BoE assets and liabilities at the date of acquisition and accounting policy alignments between BoE and Nedcor Ltd. Adjustments in respect of treasury bills and other eligible bills includes impairment of banking bonds; loans and advances to customers have been adjusted to reflect additional provisions against specific banking book assets; other liabilities include a provision against an onerous lease.

Pre-acquisition performance

The following shows the profit and loss accounts of BoE from the beginning of its financial year, 1 October 2001, to the date of acquisition, and for the previous financial year ended 30 September 2001.

	£m		Rm	
	1 Oct 2001 to 1 July 2002	1 Oct 2000 to 30 Sep 2001	1 Oct 2001 to 1 July 2002	1 Oct 2000 to 30 Sep 2001
Total operating income	199	329	3,148	4,033
(Loss) / profit on ordinary activities before tax	(57)	36	(897)	443
Tax	(5)	(13)	(81)	(160)
(Loss) / profit on ordinary activities after tax	(62)	23	(978)	283

Post-acquisition performance

From the date of acquisition to 31 December 2002, BoE contributed £114 million (R1,797 million) to banking operating income, £23 million (R359 million) to operating profit before tax and minority interests.

6 ACQUISITIONS AND DISPOSALS / NON-OPERATING ITEMS CONTINUED

6(a) Acquisitions continued

(ii) Nedcor Investment Bank Holdings Limited (NIB)
In October 2002, Nedcor Limited, a banking subsidiary of the Group, acquired the 11.6% of the share capital of Nedcor Investment Bank Holdings Limited that the Group did not already own. The consideration paid, net of costs, was £43 million (R685 million) and the goodwill arising was £17 million (R274 million).

(iii) Franklin Templeton Nedcor Investment Bank Asset Management Limited
With effect from 1 October 2002, Nedcor Investment Bank Holdings Limited acquired the remaining 50% of Franklin Templeton Nedcor Investment Bank Asset Management Limited. The consideration paid was £11 million (R180 million) and the goodwill arising was £9 million (R150 million).

(iv) Other
Other acquisitions made by the US asset management business during the year gave rise to additional goodwill of £5 million (R79 million).

6(b) Disposals / Non-operating items

(i) Summary
The following gains and losses on the disposal of business operations have been disclosed as non-operating. There were no non-operating items during 2001.

	Notes	£m Year to 31 Dec 2002	Rm Year to 31 Dec 2002
United States – asset management affiliates	6(b)(ii)	35	558
United Kingdom – asset management subsidiaries	6(b)(iii)	(61)	(963)
Rest of World – Old Mutual International (Isle of Man) Limited	6(b)(iv)	20	317
Loss on disposal before tax		(6)	(88)
Tax – United States asset management affiliates		(38)	(600)
Loss on disposal after tax		(44)	(688)

(ii) United States – asset management affiliates
Following the acquisition of United Asset Management in September 2000, the Group has rationalised the affiliates held. Disposals during the year were NWQ Investment Management Company Inc., C.S. McKee & Company Inc., Suffolk Capital Management, J.R. Senecal & Associates Investment Counsel and Fiduciary Management Associates. The total consideration received was £125 million (R1,724 million). The total profit before tax on disposal was £35 million (R553 million) after charging goodwill attributable to the businesses of £71 million (R981 million) and the associated tax charge was £38 million (R600 million).

(iii) United Kingdom – asset management subsidiaries
The Group disposed of GNI Holdings Limited in November 2002 and Old Mutual Securities Limited and King & Shaxson Bond Brokers Limited in December 2002 for total cash consideration of £106 million (R1,674 million). Provisions have been established in relation to the businesses sold of £28 million (R387 million). A loss on disposal of £61 million (R963 million) has been incurred after charging goodwill attributable to the businesses of £54 million (R746 million). In respect of Old Mutual Securities Limited, deferred consideration is to be determined on an earn-out basis over three years. In determining the loss on disposal, no amount has been included for deferred consideration.

(iv) Rest of World – Old Mutual International (Isle of Man) Limited
In January 2002, Old Mutual International (Isle of Man) Limited, an offshore life assurance business and a 100% subsidiary of the Group, was sold for cash consideration of £36 million (R574 million), resulting in a profit on disposal of £20 million (R317 million) and no tax was payable.

7 GOODWILL

	Notes	£m At 31 Dec 2002	£m At 31 Dec 2001	Rm At 31 Dec 2002	Rm At 31 Dec 2001
At beginning of year		**1,580**	2,279	**27,537**	25,786
Additions arising on acquisitions in the period	6(a)	**245**	174	**3,872**	2,122
Adjustments in respect of prior year acquisitions		**5**	2	**79**	25
Disposals	6(b)	**(125)**	(10)	**(1,727)**	(174)
Impairment loss		**-**	(500)	**-**	(6,196)
Pilgrim Baxter & Associates revenue share adjustments		**101**	(241)	**1,604**	(4,200)
Amortisation for the year		**(107)**	(113)	**(1,689)**	(1,400)
Foreign exchange and other movements		**(101)**	(11)	**(7,601)**	11,574
At end of year		**1,598**	1,580	**22,075**	27,537
Analysed between:					
Life assurance		**84**	76	**1,160**	1,325
Asset management		**1,187**	1,412	**16,397**	24,609
General insurance		**12**	10	**166**	174
Banking		**315**	82	**4,352**	1,429
		1,598	1,580	**22,075**	27,537

Adjustments in respect of prior year acquisitions

Adjustments have been made to goodwill of £67 million (R785 million) that arose on the acquisition in July 2001 of Fidelity & Guaranty Life Insurance Company. The addition to goodwill of £21 million (R332 million), net of tax, reflects a revision to the original estimate of the costs involved in exiting an onerous contract.

In addition, the adjustments in respect of prior year acquisitions includes a credit of £16 million (R253 million) which reflects the latest estimate of the deferred consideration payable for the purchase of revenue shares of certain affiliates combined with the effect of disposing of affiliates held for resale at values in excess of the original estimated carrying amount. The ultimate costs of purchasing these revenue shares will remain uncertain as they are dependent upon future events and hence are subject to adjustment in future years.

Impairment loss

The impairment loss in the prior year arose from a review of the carrying value of the Group's UK private client and US asset management businesses. As a result of this exercise, the Group reduced the carrying value of its unamortised goodwill by £500 million (R6,196 million), reflecting the impact of declining equity markets. A further review was undertaken as at 31 December 2002 which supports the existing carrying value of the goodwill.

Pilgrim Baxter & Associates revenue share adjustments

During 2001, a reduction to goodwill of £241 million (R4,200 million), net of tax, reflected the expiry on 31 December 2001 of the Group's option to purchase the remaining revenue share from Pilgrim Baxter. On 14 March 2002, the Group negotiated terms for the purchase of the remaining revenue share which comprised a combination of fixed instalments and a variable earn-out depending upon profit growth. Adjustments have been made to goodwill of £101 million (R1,604 million), which represents the best estimate of the total obligation.

Amortisation for the year

The goodwill amortisation charge for the period of £120 million (R1,895 million) (2001: £132 million (R1,636 million)) comprises £107 million (R1,689 million) (2001: £113 million (R1,400 million)) disclosed above and £13 million (R206 million) (2001: £19 million (R236 million)) shown within investments in associated undertakings.

Notes to the Financial Statements
for the year ended 31 December 2002 (continued)

8 AMOUNTS OWED TO CREDIT INSTITUTIONS

	£m	Rm
At 31 December 2002		
Bank overdrafts repayable on demand	2	28
Bank and other loans:		
Repayable within one year:		
Floating rate notes	45	622
Commercial paper	330	4,559
Term loan	30	414
	405	5,595
Repayable between one and two years:		
Floating rate notes	12	166
Repayable between two and five years:		
Syndicated revolving credit facilities	78	1,077
Euro notes	217	2,998
Floating rate notes	7	97
Other	41	566
	343	4,738
Repayable after five years:		
Other	5	69
	767	10,596
At 31 December 2001		
Bank overdrafts repayable on demand	1	17
Bank and other loans:		
Repayable within one year:		
Syndicated revolving credit facilities	294	5,124
Floating rate notes	74	1,289
Commercial paper	112	1,952
Other	4	70
	484	8,435
Repayable between one and two years:		
Term loan	30	523
Repayable between two and five years:		
Syndicated revolving credit facilities	376	6,553
Term loan	6	105
	382	6,658
	897	15,633

Notes to the Financial Statements
for the year ended 31 December 2002 (continued)

8 AMOUNTS OWED TO CREDIT INSTITUTIONS CONTINUED

The multi-currency Revolving Credit Facility of £900 million (amount drawn down at 31 December 2002: £78 million (R1,077 million)) is repayable on 13 July 2006.

Commercial paper is used under a £600 million Euro Commercial Paper ("ECP") programme for periods of up to 12 months. Commercial papers are issued in various currencies, the proceeds of which are generally swapped into US dollars at the date of issuance.

During the year the company entered into $600 million and $60 million multi-currency revolving credit facilities as back stop for the £600 million multi-currency ECP programme. Both facilities are 364 day facilities, although the company has term out options of 18 and 12 months respectively. At 31 December 2002 neither facility was drawn.

The Floating Rate Notes consist of a £45 million note repayable on 31 December 2010 with the holders having the option to elect for early redemption every six months, a $20 million note repayable by 17 September 2004 and a $10.5 million note repayable on 18 January 2005.

The term loan of £30 million (R414 million) is repayable on 30 April 2003.

Amounts owed to credit institutions bear interest at variable rates except for a €400 million note. The Old Mutual plc €400 million Euro Notes due 2007 were issued on 10 April 2002. The capital and interest on the notes were immediately swapped into US Dollars and used to repay existing debt.

8(a) Convertible loan stock

(i) Insurance and other assets

On 2 May 2001, Old Mutual Finance (Cayman Islands) Limited, a 100 per cent. owned subsidiary of the Group, issued US$650 million 3.625 per cent. Convertible Bonds, which are guaranteed by and convertible into the ordinary shares of Old Mutual plc at a conversion price of 190p per share at an exchange rate of one US dollar to 69.52p sterling. The bonds are repayable on 2 May 2005 with the bond holders having the option to elect for redemption on 2 May 2003.

(ii) Banking

The banking unsecured loan stock was acquired with BoE. It is denominated in South African Rand, has an interest rate of 18.1 per cent. and is repayable at the discretion of the borrower.

9 POST BALANCE SHEET EVENTS

There have been no significant events between the balance sheet date and 24 February 2003.

Achieved Profits Basis Supplementary Information for the year ended 31 December 2002

1 CONSOLIDATED PROFIT AND LOSS ACCOUNT ON AN ACHIEVED PROFITS BASIS FOR THE YEAR ENDED 31 DECEMBER 2002

	£m		Rm	
	Year to 31 Dec 2002	Year to 31 Dec 2001	Year to 31 Dec 2002	Year to 31 Dec 2001
South Africa				
Life assurance	**418**	588	**6,605**	7,297
Asset management	**28**	37	**441**	458
Banking	**165**	290	**2,605**	3,593
General insurance	**35**	46	**556**	570
	646	961	**10,207**	11,918
United States				
Life assurance	**138**	17	**2,182**	220
Asset management	**95**	116	**1,500**	1,437
	233	133	**3,682**	1,657
United Kingdom and Rest of World				
Life assurance	**5**	(5)	**73**	(51)
Asset management	**2**	(3)	**31**	(38)
Banking	**56**	79	**884**	979
	63	71	**988**	890
	942	1,165	**14,877**	14,465
Other shareholders' income / (expenses)	**(22)**	(29)	**(347)**	(359)
Debt service costs	**(58)**	(67)	**(916)**	(830)
Write-down of strategic investments	**-**	(21)	**-**	(260)
Operating profit based on a long term investment return before goodwill amortisation and impairment, write-down of investment in Dimension Data Holdings plc and Nedcor restructuring and integration costs	**862**	1,048	**13,614**	13,016
Goodwill amortisation and impairment	**(120)**	(632)	**(1,895)**	(7,832)
Write-down of investment in Dimension Data Holdings plc	**(68)**	(269)	**(1,080)**	(3,334)
Nedcor restructuring and integration costs	**(14)**		**(227)**	
Short term fluctuations in investment return (including economic assumption changes)				
Life assurance	**(338)**	178	**(5,340)**	2,205
Other	**(9)**	22	**(128)**	272
Impact of Capital Gains Tax (CGT)	**-**	(78)	**-**	(969)
Operating profit on ordinary activities before tax	**313**	269	**4,944**	3,358
Non-operating items	**(26)**	-	**(409)**	-
Profit on ordinary activities before tax	**287**	269	**4,535**	3,358
Tax on profit on ordinary activities	**(190)**	(371)	**(2,998)**	(4,600)
Profit / (loss) on ordinary activities after tax	**97**	(102)	**1,537**	(1,242)
Minority interests	**(44)**	(26)	**(695)**	(322)
Profit / (loss) for the financial year	**53**	(128)	**842**	(1,564)
Dividends paid and proposed	**(176)**	(172)	**(2,556)**	(2,606)
Retained loss for the financial year	**(123)**	(300)	**(1,714)**	(4,170)

Earnings per share – achieved profits basis		p		c
Operating earnings per share	**14.1**	15.4	**222.8**	190.8
Basic earnings / (loss) per share	**1.4**	(3.6)	**22.9**	(44.1)
Weighted average number of shares – millions	**3,670**	3,550	**3,670**	3,550

Achieved Profits Basis Supplementary Information for the year ended 31 December 2002 (continued)

2 CONSOLIDATED BALANCE SHEET ON AN ACHIEVED PROFITS BASIS AS AT 31 DECEMBER 2002

	£m		Rm	
	At 31 Dec 2002	At 31 Dec 2001	At 31 Dec 2002	At 31 Dec 2001
Assets:				
Intangible assets (goodwill)	**1,598**	1,580	**22,075**	27,537
Insurance and other assets	**26,593**	31,915	**367,358**	556,232
Banking assets	**21,377**	11,309	**295,291**	197,099
Total long term in-force business asset	**640**	597	**8,843**	10,397
Total assets	50,208	45,401	693,567	791,265
Liabilities:				
Achieved profits equity shareholders' funds	**3,426**	3,067	**47,329**	53,442
Minority interests	**927**	565	**12,808**	9,847
Subordinated liabilties	**18**	22	**249**	383
Insurance and other liabilities	**25,602**	31,292	**353,666**	545,377
Banking liabilities	**20,235**	10,455	**279,515**	182,216
Total liabilities	50,208	45,401	693,567	791,265
Reconciliation of total long term in-force business asset:				
Value of in-force business	**1,089**	881	**15,045**	15,350
Adjustment for discounting CGT	**-**	17	**(6)**	298
OMI life subsidiaries statutory solvency adjustment	**(18)**	(17)	**(242)**	(303)
OMUSL statutory solvency adjustment	**(431)**	(284)	**(5,954)**	(4,948)
Total long term in-force business asset	640	597	8,843	10,397

3 CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES ON AN ACHIEVED PROFITS BASIS FOR THE YEAR ENDED 31 DECEMBER 2002

	£m		Rm	
	Year to 31 Dec 2002	Year to 31 Dec 2001	Year to 31 Dec 2002	Year to 31 Dec 2001
Profit / (loss) for the financial year	**53**	(128)	**842**	(1,564)
Foreign exchange movements	**442**	(1,277)	**(5,034)**	4,622
Total recognised gains and losses for the year	495	(1,405)	(4,192)	3,058

Achieved Profits Basis Supplementary Information for the year ended 31 December 2002 (continued)

4 RECONCILIATION OF MOVEMENTS IN THE CONSOLIDATED ACHIEVED PROFITS EQUITY SHAREHOLDERS' FUNDS FOR THE YEAR ENDED 31 DECEMBER 2002

	£m		Rm	
	Year to 31 Dec 2002	Year to 31 Dec 2001	Year to 31 Dec 2002	Year to 31 Dec 2001
Total recognised gains and losses for the year	**495**	(1,405)	**(4,192)**	3,058
Dividends paid and proposed	**(176)**	(172)	**(2,556)**	(2,606)
	319	(1,577)	**(6,748)**	452
Issue of new capital	**39**	-	**619**	-
Issue of new capital in connection with the acquisition of Fidelity & Guaranty Life	**-**	203	**-**	2,690
Shares issued under option schemes	**1**	5	**16**	61
Proceeds from sale of shares previously held to satisfy claims and errors on demutualisation	**-**	3	**-**	37
Net increase / (decrease) in achieved profits equity shareholders' funds	**359**	(1,366)	**(6,113)**	3,240
Achieved profits equity shareholders' funds at the beginning of the year	**3,067**	4,433	**53,442**	50,202
Achieved profits equity shareholders' funds at the end of the year	**3,426**	3,067	**47,329**	53,442

5 BASIS OF PREPARATION

These supplementary financial statements have been prepared in accordance with the methodology for supplementary reporting for long term insurance business (the achieved profits method) issued in December 2001 by the Association of British Insurers.

These supplementary financial statements have been audited by KPMG Audit Plc and prepared in conjunction with our consulting actuaries Tillinghast-Towers Perrin.

The objective of the achieved profits method is to recognise profit as it is earned arising from contracts of long term insurance business. The methodology is based on an attribution of the assets of a life insurance company between those backing long term insurance contracts (backing assets) and the residual assets representing unencumbered capital.

The backing assets cover :

(i) the long term liabilities calculated in accordance with local supervisory requirements; and

(ii) the solvency capital requirements in each country (or equivalent where there is no local requirement).

Under the achieved profits method the profits of the long term insurance business comprise:

(i) the cash transfers to the residual assets from the backing assets as determined following the statutory valuation;

(ii) the movement over the accounting period in the present value of the expected future cash flows to the residual assets from contracts in-force at the balance sheet date and their backing assets; and

(iii) the return on the residual assets.

Shareholder profit arises fundamentally from:

(i) the difference between (a) the amounts charged to policyholders for guarantees, expenses and insurance and (b) the actual experience in respect of these items; and

(ii) the investment return earned on capital.

In addition for the United States business, the guarantees for interest credited to policyholder funds are reset periodically. The assumed future credited interest rates are consistent with investment earnings made and in line with recent company policy. The United States business is included from the effective acquisition date of 1 July 2001.

The treatment within these supplementary statements of all businesses other than life assurance is unchanged from the primary financial statements. The requirements of FRS19, Deferred Tax, have been complied with for both 2001 and 2002.

Achieved Profits Basis Supplementary Information for the year ended 31 December 2002 (continued)

6 COMPONENTS OF ACHIEVED PROFITS EQUITY SHAREHOLDERS' FUNDS

	£m		Rm	
	At 31 Dec 2002	At 31 Dec 2001	At 31 Dec 2002	At 31 Dec 2001
Shareholders' adjusted net worth	**2,337**	2,186	**32,284**	38,092
Equity shareholders' funds	**2,786**	2,470	**38,486**	43,045
Adjustment to include OMI life subsidiaries on a statutory solvency basis	**(18)**	(17)	**(242)**	(303)
Adjustment to include OMUSL on a statutory solvency basis	**(431)**	(284)	**(5,954)**	(4,948)
Adjustment for discounting CGT	**-**	17	**(6)**	298
Value of in-force business	**1,089**	881	**15,045**	15,350
Value of in-force business before cost of solvency capital	**1,195**	964	**16,506**	16,803
Cost of solvency capital	**(106)**	(83)	**(1,461)**	(1,453)
Achieved profits equity shareholders' funds	**3,426**	3,067	**47,329**	53,442
Pro-forma adjustment to bring listed subsidiaries to market value				
Achieved profits equity shareholders' funds	**3,426**	3,067	**47,329**	53,442
Adjustment to bring listed subsidiaries to market value	**502**	455	**6,938**	7,922
Adjusted embedded value	**3,928**	3,522	**54,267**	61,364

The achieved profits equity shareholders' funds are the sum of the shareholders' adjusted net worth and the value of in-force business. Old Mutual plc's adjusted net worth comprises the assets backing the solvency capital, the residual assets in the life insurance companies and the other net assets of the Group. The value of in-force is the present value of the expected future cash flows to the residual assets from contracts in-force at the balance sheet date and their backing assets less the amount of the solvency capital.

The shareholders' adjusted net worth is equal to the consolidated equity shareholders' funds adjusted to reflect:

(i) the Old Mutual International (OMI) and Old Mutual US life assurance (OMUSL) subsidiaries on a statutory solvency basis. The adjusted net worth also includes goodwill relating to OMUSL of £74 million (R1,022 million) at 31 December 2002 and £65 million (R1,133 million) at 31 December 2001;

(ii) the difference between the face value and discounted value of accrued Capital Gains Tax on South African shareholders' funds. The value of in-force has been restated as this adjustment was previously included in the value of in-force.

All non-life subsidiaries are included at net asset value plus goodwill (as reflected in the primary financial statements) in the achieved profits shareholders' funds. A pro forma adjustment to include listed subsidiaries at market value has been provided separately.

The table below sets out a geographical analysis of the value of in-force business.

	£m		Rm	
	At 31 Dec 2002	At 31 Dec 2001	At 31 Dec 2002	At 31 Dec 2001
South Africa	**682**	527	**9,419**	9,176
Individual business	**417**	325	**5,751**	5,653
Group business	**265**	202	**3,668**	3,523
United States	**341**	271	**4,712**	4,722
United Kingdom and Rest of World	**66**	83	**914**	1,452
Value of in-force business	**1,089**	881	**15,045**	15,350

Achieved Profits Basis Supplementary Information for the year ended 31 December 2002 (continued)

6 COMPONENTS OF ACHIEVED PROFITS EQUITY SHAREHOLDERS' FUNDS CONTINUED

The encumbered and unencumbered capital as at 31 December 2002 and 31 December 2001 is shown in the table below.

	£m		Rm	
	At 31 Dec 2002	At 31 Dec 2001	At 31 Dec 2002	At 31 Dec 2001
South Africa	**1,139**	1,000	**15,739**	17,414
Encumbered capital	**1,008**	729	**13,925**	12,697
Unencumbered capital	**131**	271	**1,814**	4,717
United States	**355**	206	**4,904**	3,591
Encumbered capital	**155**	92	**2,144**	1,605
Unencumbered capital	**200**	114	**2,760**	1,986

For South Africa the average unencumbered capital applicable for the year ended 31 December 2002 and the year ended December 2001 was £160 million (R2,524 million) and £139 million (R1,722 million) respectively. These average figures were used to determine the expected return on the unencumbered capital.

Achieved Profits Basis Supplementary Information for the year ended 31 December 2002 (continued)

7 SEGMENTAL ANALYSIS OF RESULTS

				£m				Rm
	South Africa	United States	UK & Rest of World	Total	South Africa	United States	UK & Rest of World	Total
Year to 31 December 2002								
New business contribution	**114**	**80**	**3**	**197**	**1,806**	**1,261**	**42**	**3,109**
Profits from existing business								
Expected return on in-force business	**150**	**35**	**6**	**191**	**2,367**	**561**	**100**	**3,028**
Expected return on encumbered capital	**113**	**6**	**4**	**123**	**1,778**	**98**	**63**	**1,939**
Experience variances	**36**	**-**	**(10)**	**26**	**569**	**(3)**	**(160)**	**406**
Operating assumption changes	**(17)**	**(9)**	**2**	**(24)**	**(268)**	**(141)**	**28**	**(381)**
Risk margin changes	**-**	**18**	**-**	**18**	**-**	**284**	**-**	**284**
Expected return on unencumbered capital	**22**	**8**	**-**	**30**	**353**	**122**	**-**	**475**
Life assurance operating profit before tax	**418**	**138**	**5**	**561**	**6,605**	**2,182**	**73**	**8,860**
Investment return variances								
On value of in-force	**(87)**	**(25)**	**(2)**	**(114)**	**(1,381)**	**(396)**	**(23)**	**(1,800)**
On capital	**(250)**	**(4)**	**(14)**	**(268)**	**(3,950)**	**(60)**	**(221)**	**(4,231)**
Effect of economic assumption changes	**24**	**19**	**1**	**44**	**371**	**303**	**17**	**691**
Life assurance achieved profits before tax	**105**	**128**	**(10)**	**223**	**1,645**	**2,029**	**(154)**	**3,520**
Attributed tax	**(68)**	**(32)**	**-**	**(100)**	**(1,067)**	**(508)**	**-**	**(1,575)**
Life assurance achieved profits after tax	**37**	**96**	**(10)**	**123**	**578**	**1,521**	**(154)**	**1,945**
Year to 31 December 2001								
New business contribution	109	19	3	131	1,350	244	42	1,636
Profits from existing business								
Expected return on in-force business	191	20	13	224	2,369	250	160	2,779
Expected return on encumbered capital	147	3	5	155	1,820	35	62	1,917
Experience variances	42	(15)	2	29	525	(189)	26	362
Operating assumption changes	3	-	(9)	(6)	39	-	(110)	(71)
Risk margin changes	77	-	-	77	953	-	-	953
Development costs	-	(13)	(19)	(32)	-	(161)	(231)	(392)
Expected return on unencumbered capital	19	3	-	22	241	41	-	282
Life assurance operating profit before tax	588	17	(5)	600	7,297	220	(51)	7,466
Investment return variances								
On value of in-force	50	8	(3)	55	617	100	(34)	683
On capital	40	(13)	15	42	492	(172)	186	506
Effect of economic assumption changes	64	11	6	81	799	139	78	1,016
Impact of Capital Gains Tax	(78)	-	-	(78)	(969)	-	-	(969)
Life assurance achieved profits before tax	664	23	13	700	8,236	287	179	8,702
Attributed tax	(211)	(6)	(11)	(228)	(2,626)	(71)	(136)	(2,833)
Life assurance achieved profits after tax	453	17	2	472	5,610	216	43	5,869

Achieved Profits Basis Supplementary Information for the year ended 31 December 2002 (continued)

7 SEGMENTAL ANALYSIS OF RESULTS CONTINUED

The new business contribution is the value of new business written during the period, determined initially at the point of sale, and then accumulated to the end of the period by applying the discount rate to the value of new business at the point of sale and adding back the expected cost of solvency capital between the point of sale and the end of the period.

The expected return on the in-force business is determined by applying the discount rate to the value of in-force business at the beginning of the period and adding back the expected cost of solvency capital over the period.

The expected return on encumbered capital is determined by applying the equity return assumption at the previous year end to the opening solvency capital.

The experience variances arise in the period due to differences between the actual experience and the assumptions used to calculate the value at the start of the period. The amount under operating assumption changes reflects revised expectations of future experience. The risk margin change for December 2001 reflects a 0.5% reduction in the South African risk margin. The risk margin change for December 2002 reflects a 0.5% reduction in the United States risk margin. The United States risk margin was reviewed in line with the United States market practice. The investment assumptions are shown in section 9.

Expected return on the unencumbered capital for South Africa is 14% of the unencumbered capital and 7% for the United States. The unencumbered capital is the life capital in excess of the solvency capital referred to previously. For South Africa, the life capital is an average value of investible shareholders' assets, excluding subsidiaries eliminated on consolidation, adjusted for net fund flow. Investment return variances consist of two components: investment variances on the value in-force which represent the differences between the actual returns in the period and the assumptions used to calculate the value at the start of the period; and short term fluctuations of investment return on the life capital.

Effect of economic assumption changes represents the impact of interest rate changes. The impact of changes to the differentials between the various investment and economic assumptions are also included. However, the risk margin changes for December 2001 and December 2002, referred to previously, are included under profits from existing business (risk margins changes). The investment assumptions are shown in section 9.

The impact of CGT relates to the change in the cost of capital as at 31 December 2001 as a result of the introduction of capital gains tax in South Africa in October 2001. This is a one-off item as going forward the impact of capital gains tax is allowed for in the calculation of the value of in-force business. The segmental results for the United States include the operating profits generated by Old Mutual Reassurance in Ireland, a subsidiary of Old Mutual plc, which provides reinsurance to the United States life companies.

The difference between the total tax charge shown in the above segmental analysis, and the total tax charge shown in the profit and loss account in section 1, represents the tax charge on the non-life assurance businesses as shown in the primary financial statements.

	£m	Rm
Year to 31 December 2002		
Tax on life assurance achieved profits		
South Africa – value of in-force	80	1,264
– capital	(12)	(197)
United States	32	508
United Kingdom and Rest of World	-	-
	100	1,575
Tax on non-life assurance businesses	90	1,423
Tax on profit of ordinary activities	190	2,998
Year to 31 December 2001		
Tax on life assurance achieved profits		
South Africa – value of in-force	200	2,490
– capital	11	136
United States	6	71
United Kingdom and Rest of World	11	136
	228	2,833
Tax on other businesses	143	1,767
Tax on profit of ordinary activities	371	4,600

Achieved Profits Basis Supplementary Information for the year ended 31 December 2002 (continued)

8 VALUE OF NEW BUSINESS

The tables below set out a geographical analysis of the value of new business (VNB) for the year to 31 December 2002 and the year to 31 December 2001. United States new business numbers for 2001 are in respect of second six months only. New business profitability (as measured by the ratio of the value of new business to the Annual Premium Equivalent) is also shown. Annual Premium Equivalent (APE) is calculated as recurring premiums (RP) plus 10% of single premiums (SP).

The value of new business is grossed up to the pre-tax level. The assumptions and tax rates used to calculate the value of new business are set out in section 9.

	For the year to 31 December 2002					For the year to 31 December 2002			
	RP £m	SP £m	APE £m	VNB £m	Margin	RP Rm	SP Rm	APE Rm	VNB Rm
South Africa	**134**	**1,014**	**235**	**114**	49%	**2,104**	**16,009**	**3,705**	**1,806**
Individual business	115	546	170	53	31%	1,808	8,624	2,670	841
Group business	19	468	65	61	93%	296	7,385	1,035	965
United States	**37**	**2,629**	**300**	**80**	27%	**586**	**41,500**	**4,736**	**1,261**
UK & Rest of World	**12**	**104**	**22**	**3**	12%	**186**	**1,641**	**350**	**42**
Total	**183**	**3,747**	**557**	**197**	36%	**2,876**	**59,150**	**8,791**	**3,109**

	For the year to 31 December 2001					For the year to 31 December 2001			
	RP £m	SP £m	APE £m	VNB £m	Margin	RP Rm	SP Rm	APE Rm	VNB Rm
South Africa	140	1,142	254	109	43%	1,728	14,143	3,142	1,350
Individual business	120	792	199	66	33%	1,486	9,812	2,467	813
Group business	20	350	55	43	80%	242	4,331	675	537
United States*	26	578	84	19	22%	349	7,719	1,121	244
UK & Rest of World	12	106	23	3	15%	151	1,323	283	42
Total	178	1,826	361	131	36%	2,228	23,185	4,547	1,636

** United States new business for 6 months only*

The value of new business after tax is shown in the tables below.

	For the year to 31 December 2002					For the year to 31 December 2002			
	RP £m	SP £m	APE £m	VNB £m	Margin	RP Rm	SP Rm	APE Rm	VNB Rm
South Africa	**134**	**1,014**	**235**	**71**	30%	**2,104**	**16,009**	**3,705**	**1,124**
Individual business	115	546	170	33	20%	1,808	8,624	2,670	524
Group business	19	468	65	38	58%	296	7,385	1,035	600
United States	**37**	**2,629**	**300**	**56**	19%	**586**	**41,500**	**4,736**	**883**
UK & Rest of World	**12**	**104**	**22**	**3**	12%	**186**	**1,641**	**350**	**42**
Total	**183**	**3,747**	**557**	**130**	23%	**2,876**	**59,150**	**8,791**	**2,049**

Achieved Profits Basis Supplementary Information for the year ended 31 December 2002 (continued)

8 VALUE OF NEW BUSINESS CONTINUED

	For the year to 31 December 2001					For the year to 31 December 2001			
	RP £m	SP £m	APE £m	VNB £m	Margin	RP Rm	SP Rm	APE Rm	VNB Rm
South Africa	140	1,142	254	68	27%	1,728	14,143	3,142	840
Individual business	120	792	199	41	21%	1,486	9,812	2,467	506
Group business	20	350	55	27	49%	242	4,331	675	334
United States*	26	578	84	13	15%	349	7,719	1,121	171
UK & Rest of World	12	106	23	3	15%	151	1,323	283	42
Total	178	1,826	361	84	23%	2,228	23,185	4,546	1,053

** United States new business for 6 months only*

The value of new individual unit trust and some group market-linked business written by the life companies is excluded, as the profits on this business arise in the asset management subsidiaries. It also excludes premium increases arising from indexation arrangements in respect of existing business, as these are already included in the value of in-force business. The premiums shown for the United States exclude reinsurance ceded externally.

The increase in the margin for South Africa occurred because a higher proportion of Group Business with-profit annuities was sold.

A reconciliation of the new business premiums shown in the notes to the financial statements to those shown above, for the year ended 31 December 2002, is set out below.

	£m		Rm	
Year to 31 December 2002	Recurring premiums	Single premiums	Recurring premiums	Single premiums
New business premiums in the notes to the financial statements	**219**	**4,003**	**3,444**	**63,187**
Less:				
United States reinsurance ceded externally	**(36)**	**(4)**	**(568)**	**(62)**
Group market-linked business not valued	**-**	**(185)**	**-**	**(2,921)**
Unit trust business not valued	**-**	**(64)**	**-**	**(1,007)**
Selestia business not valued	**-**	**(3)**	**-**	**(47)**
New business premiums as per achieved profits supplementary statements	**183**	**3,747**	**2,876**	**59,150**

Achieved Profits Basis Supplementary Information for the year ended 31 December 2002 (continued)

9 ASSUMPTIONS

The principal assumptions used in the calculation of the value of in-force business and the value of new business are set out below.

- The pre-tax investment and economic assumptions used for South African and United States businesses were as follows:

South Africa	31 Dec 2002	31 Dec 2001
Fixed interest return	**11.0%**	12.0%
Equity return	**13.0%**	14.0%
Property return	**12.0%**	13.0%
Inflation	**7.0%**	8.0%
Risk discount rate	**13.5%**	14.5%

United States	31 Dec 2002	31 Dec 2001
Treasury yield	**4.0%**	5.0%
Inflation	**3.0%**	3.0%
New money yield assumed	**6.0%**	6.6%
Net portfolio earned rate	**7.2%**	7.3%
Risk discount rate	**8.0%**	9.5%

- For the other operations, appropriate investment and economic assumptions were chosen on bases consistent with those adopted in South Africa.
  - (i) Where applicable, rates of future bonuses have been set at levels consistent with the investment return assumptions.
  - (ii) Projected company taxation is based on the current tax basis that applies in each country.

- For the South African business full allowance has been made for Secondary Tax on Companies that may be payable in South Africa. Full account has been taken of the impact of CGT introduced in South Africa with effect from 1 October 2001. It has been assumed that 10% of the equity portfolio (excluding group subsidiaries) will be traded each year. For the United States business full allowance has been made for existing tax attributes of the companies, including the use of existing carry forwards and preferred tax credit investments. Achieved profits results are initially calculated on an after tax basis and are then grossed up to the pre-tax level for presentation in the profit and loss account and the segmental analysis of results. The tax rates used were the effective corporation tax rates of 37.8% for South African business (December 2001: 37.8%), 30% for United States business (December 2001: 30%) and 0% for United Kingdom and Rest of World (December 2001: 0%) except for the investment return on capital for which the attributed tax was derived from the primary accounts.

- The assumed future mortality, morbidity and voluntary discontinuance rates have been based as far as possible on analyses of recent operating experience. Allowance has been made where appropriate for the effect of expected AIDS-related claims.

- The management expenses attributable to life assurance business have been analysed between expenses relating to the acquisition of new business and the maintenance of business in-force. Assumed future expenses were based on levels experienced up to 31 December 2002. The future expenses attributable to life assurance business do not include Group holding company expenses.

- Material development costs are disclosed separately in 2001. No allowance has been made for future development costs.

- Future investment expenses were based on the current scales of fees payable by the life assurance companies to the asset management subsidiaries. To the extent that these fees include profit margins for the asset management subsidiaries, these margins have not been included in the value of in-force business or the value of new business.

Achieved Profits Basis Supplementary Information for the year ended 31 December 2002 (continued)

9 ASSUMPTIONS CONTINUED

- The effect of increases in premiums over the period for policies in-force at 31 December 2002 and at 31 December 2001 has been included in the value of in-force business only where such increases are associated with indexation arrangements. Other increases in premiums of existing policies are included in the value of new business.

- New schemes written on which recurring single premiums are expected to be received on a regular basis are treated as new business. The annualised premium is recognised as recurring premium new business at inception of the scheme and is determined by annualising the actual premiums received during the year in question. Subsequent recurring single premiums received in future years are not treated as new business, as these have already been provided for in calculating the value of in-force business.

- The value of in-force and value of new business is sensitive to changes in various economic and non-economic assumptions. The sensitivities of the value of in-force and value of new business to changes in key assumptions are set out in section 9.

Conversions between Rand, US Dollar and Sterling were carried out at the following exchange rates:

	Rand per Sterling	US$ per Sterling	Rand per US$
At 31 December 2002	**13.8141**	**1.6105**	**8.5775**
At 31 December 2001	**17.4286**	**1.4542**	**11.9850**
Year to 31 December 2002 (average)	**15.7878**	**1.5030**	**10.5042**
Year to 31 December 2001 (average)	**12.3923**	**1.4405**	**9.2670**

Achieved Profits Basis Supplementary Information for the year ended 31 December 2002 (continued)

10 ALTERNATIVE ASSUMPTIONS

The tables below for South Africa and the United States show the sensitivity of the value of in-force at 31 December 2002 and the value of new business for the year ended 31 December 2002 to changes in key assumptions. For each sensitivity illustrated, all other assumptions have been left unchanged.

The sensitivity of the adjustment for discounting CGT, which is included in the shareholders' adjusted net worth, to changes in the central discount rate is not material and is not included in the table below.

	£m		Rm	
South Africa	**Value of in-force business at 31 Dec 2002**	**Value of new life business at 31 Dec 2002**	Value of in-force business at 31 Dec 2002	Value of new life business at 31 Dec 2002
Central assumptions	**682**	**114**	**9,419**	**1,806**
Value before cost of solvency capital	**763**	**123**	**10,545**	**1,950**
Cost of solvency capital	**(81)**	**(9)**	**(1,126)**	**(144)**
Effect of:				
Central discount rate +1%	**586**	**100**	**8,090**	**1,582**
Value before cost of solvency capital	**722**	**115**	**9,971**	**1,821**
Cost of solvency capital	**(136)**	**(15)**	**(1,881)**	**(239)**
Central discount rate –1%	**790**	**130**	**10,920**	**2,056**
Value before cost of solvency capital	**809**	**132**	**11,187**	**2,093**
Cost of solvency capital	**(19)**	**(2)**	**(267)**	**(37)**
Decreasing the pre-tax investment return assumptions by 1% with bonus rates changing commensurately	**592**	**103**	**8,184**	**1,626**
Value before cost of solvency capital	**734**	**118**	**10,150**	**1,868**
Cost of solvency capital	**(142)**	**(15)**	**(1,966)**	**(241)**
Voluntary discontinuance rates increasing by 25%	**651**	**100**	**8,989**	**1,584**
Maintenance expense levels increasing by 20% with no corresponding increase in policy charges	**613**	**105**	**8,464**	**1,653**
Increasing the inflation assumption by 1%	**672**	**112**	**9,278**	**1,769**

Achieved Profits Basis Supplementary Information for the year ended 31 December 2002 (continued)

10 ALTERNATIVE ASSUMPTIONS CONTINUED

	£m		Rm	
United States	Value of in-force business at 31 Dec 2002	Value of new life business at 31 Dec 2002	Value of in-force business at 31 Dec 2002	Value of new life business at 31 Dec 2002
Central assumptions	341	80	4,712	1,261
Value before cost of solvency capital	364	94	5,029	1,490
Cost of solvency capital	(23)	(14)	(317)	(229)
Effect of:				
Central discount rate +1%	317	72	4,374	1,135
Value before cost of solvency capital	344	89	4,753	1,408
Cost of solvency capital	(27)	(17)	(379)	(273)
Central discount rate –1%	368	89	5,084	1,401
Value before cost of solvency capital	386	100	5,332	1,579
Cost of solvency capital	(18)	(11)	(248)	(178)
Decreasing the pre-tax investment return assumptions by 1% with credited rates changing commensurately	345	81	4,765	1,281
Value before cost of solvency capital	367	95	5,074	1,504
Cost of solvency capital	(22)	(14)	(309)	(223)
Voluntary discontinuance rates increasing by 25%	316	74	4,362	1,166
Maintenance expense levels increasing by 20% with no corresponding increase in policy charges	331	77	4,566	1,219
Increasing the inflation assumption by 1%	341	80	4,705	1,260
Increasing Risk Based Capital to 200%, with 1% reduction in central discount rate	344	78	4,752	1,232
Value before cost of solvency capital	380	100	5,249	1,579
Cost of solvency capital	(36)	(22)	(497)	(347)

Old Mutual Plc

Nedcor Limited (NED SJ)

Results for the year ended 31 December 2002

Nedcor Limited ("Nedcor"), the South African banking group, in which Old Mutual plc ("Old Mutual") has a 52.9% holding, has today issued financial results for the year ended 31 December 2002.

The full text of the Nedcor announcement is available on the JSE Securities Exchange News Service (SENS) and on the Old Mutual website, www.oldmutual.com. A paper copy of the full Nedcor announcement is available from Investor Relations, Old Mutual Plc, 3rd Floor, Lansdowne House, 57 Berkeley Square, London W1J 6ER. The results have been drawn up in accordance with South African Generally Accepted Accounting Practice (GAAP) and will be consolidated in the accounts of Old Mutual in accordance with UK GAAP.

Old Mutual will release its preliminary results on 24 February 2003.

Commenting on Nedcor's results, Jim Sutcliffe, Chief Executive of Old Mutual said:

"The year 2002 saw a major advance for Nedcor with the acquisition of BoE. Turbulent markets and the impact of accounting issues have affected these results but the company has laid strong foundations for the future."

13 February 2003

ENQUIRIES:

Old Mutual, London Tel: +44 20 7569 0100
James Poole

Old Mutual, South Africa Tel: +27 11 8815792
Nad Pillay

NEDCOR

Financial results for the year ended 31 December 2002

Nedcor reports 9% growth in core earnings, 32% decline in headline earnings after translation losses

The year 2002 has been another challenging and eventful one for Nedcor and for the South African banking industry. The merger with BoE Limited ('BoE') during the year created the opportunity for a major restructuring and realignment of the Nedcor Group, which culminated in the legal and practical merger of four banks to form the new Nedbank Limited ('Nedbank') on 1 January 2003 ('legal day one').

The industry experienced extreme volatility in rand exchange rates, four successive interest rate hikes, troubles in the microlending industry, liquidity stress in or failure of some smaller banks and referred difficulties from unsettled global markets.

Within this industry environment Nedcor had an active year and reorganised the group to establish new platforms for higher levels of client service, competitiveness, efficiency and profitability. The merger with BoE fits ideally into Nedcor's growth strategy and most of BoE's *business units align well with those of Nedcor. In addition, Nedcor's scalable technology* platforms will benefit from the transaction volume increases introduced by BoE, and there is potential for significant cost synergies from the merging of duplicated services.

Key strategic developments during the year:

- ***Acquisition of BoE***
  The feature of the year was the acquisition of BoE with effect from 2 July 2002. BoE was acquired at a cost of R7,7bn and was funded through a combination of cash (R4bn from subordinated-loan notes and R1,5bn from own resources) and equity R2,2bn. After fair-value acquisition adjustments and accounting policy alignments totalling R1,1bn BoE's at-acquisition asset value was R4,9bn, resulting in goodwill of R2,8bn arising on acquisition.

- ***Integration of banking subsidiaries***
  The acquisition of BoE was the catalyst for an overall Nedcor Group reorganisation, which entailed the integration of BoE, Nedcor Investment Bank ('NIB'), Cape of Good Hope Bank ('CoGHB') and parts of Peoples Bank Limited into Nedbank with effect from 1 January 2003, and parts of BoE into Peoples Bank later in 2003.

Integration – legal day one

The planning and preparation for legal day one paid off, with the consolidation of the South African banking licences on 1 January 2003 being successful.

- ***Acquisition of NIB minorities***
  As part of the integration Nedcor acquired, with effect from 1 October 2002, the outstanding minority shareholders' interests in NIB for R968m, which was settled by the issue of new Nedcor shares.

- ***Enhanced capital structures***
  To fund the acquisitions of BoE and the NIB minorities and to optimise and restructure its capital Nedcor undertook three major capital raisings totalling R9,2bn during the year. These comprised the subordinated loan note raising of R4bn in July 2002, the listings of R3,2bn Nedcor shares in July and October 2002, as well as a listed non-redeemable non-cumulative Nedbank preference share issue of R2bn in December 2002.

- ***New operating structures***
  The group was reorganised into a new operating structure that will conduct business under three distinctive primary bank brands, namely Nedbank, Nedbank Corporate and Peoples Bank. All leadership positions were confirmed at an early stage of the merger. Over 20 000 managers and staff have been formally appointed to or confirmed in their new positions in terms of the merger requirements of the new Labour Relations Act.

- ***Wealth management rationalisation***
  With a view to rationalising the wealth management activities of Nedbank, NIB and BoE, NIB acquired the remaining 50% of FT NIBAM from Franklin Templeton for a consideration of R180m with effect from 1 October 2002.

  The wealth management activities were classified into two focus areas, namely private clients and institutional asset management. The private client activities, both domestically and internationally, will continue as a Nedcor/Old Mutual joint venture operating under the BoE brand. BoE's South African institutional asset management, a business requiring scale, has been sold, with effect from 1 January 2003, to empowerment partners spear-headed by AKA Capital Limited and partnered by Old Mutual and Peoples Bank.

- ***Old Mutual Bank joint venture***
  The structure of the Old Mutual Bank joint venture, which entails the merger of the Permanent Bank deposit-taking activities and infrastructure with Old Mutual Bank, was revised during the year. It now operates under the Old Mutual Bank brand as a division of Nedbank with effect from 1 January 2003. Its primary focus will be to deliver banking products to Old Mutual clients.

- ***Merger and integration planning***
  Much time and attention has been devoted to planning for the integration and realisation of the anticipated merger synergies. Management is acutely aware of the integration risks arising from the merger and has reorganised management responsibilities and resources to ensure that both the merger process and ongoing operations are properly resourced. Integration milestones have been set and are being closely monitored, with progress *currently ahead of initial targets.*

  The integration process continues to go well and legal day one proceeded smoothly. Senior and key staff losses are minimal, asset growth is robust, deposit return flows are strong and liquidity has been optimised.

  Net recurring synergies, including funding and capital efficiencies and after deducting integration costs, are expected to grow from R110m before tax in 2003 to R905m before tax from 2006 onwards. The synergies are planned from the following areas:

	At inception	Target 2005	Reduction %	Current status
Bank licences	8	4	50	Done
Treasuries	10	3	70	Done
Brands	20	12	40	In progress
Office premises	49	19	61	In progress
Branches	694	601	13	In progress
Products	388	223	43	In progress
IT systems	276	176	33	In progress
Staff (permanent and temporary)	25 700	21 850	15	25 100

- ***Acquisition of Planet Finance***
  Planet Finance, the asset-based finance business of the former Saambou Bank, was acquired by Nedcor's subsidiary Imperial Bank Limited for approximately R850m with effect from 1 September 2002. Imperial Bank also won a mandate to collect a book of a further R1bn on behalf of the receiver of Saambou Bank.

Commentary on results

Core earnings (ie excluding translation gains and losses and merger and reorganisation costs) grew by 9% to R3 366m (2001: R3 093m), comprising 7% growth in South African operations *and 18% growth in international operations. Core earnings per share, due to the dilutory effect* of new shares issued for the acquisitions of BoE and NIB, grew at a lower rate of 4% to 1 330cps (2001: 1 284cps).

Headline earnings declined by 32% to R2 585m (2001: R3 789m), due mainly to the effects of the volatility of the rand exchange rate that caused translation losses in 2002, as opposed to translation gains in 2001.

Attributable earnings increased to R984m (2001: R13m), after providing for exceptional capital losses totalling R1,6bn (2001: R3,8bn).

Return on equity increased to 21,9% (2001: 20,6%), while return on assets decreased to 1,57% (2001: 1,63%).

A final dividend of 310cps (2001: 310cps) has been declared, giving total dividends of 515cps (2001: 500cps) for the year, at a dividend cover of 2,6 times (2001: 2,6 times), based on core earnings and 2,0 times (2001: 3,1 times), based on headline earnings.

The consolidation of BoE distorts the comparability of Nedcor's organic performance with 2001. However, BoE's results are separately disclosed in the segmental report. The commentary below seeks to give a perspective on Nedcor's overall performance, both including and excluding BoE.

Advances and net interest income

Advances grew by 34% (15%, excluding BoE), while net interest income grew by a more muted 20% (12%, excluding BoE) to R6,3bn (2001: R5,3bn). This resulted from pressure on margins by virtue of the liquidity squeeze that occurred during the period of industry turbulence, and also from lower endowment income due to the redeployment of cash invested in BoE, Imperial Bank, other joint ventures and cash dividends paid. BoE was under liquidity stress when it was acquired and this clearly impacted adversely on interest margins. However, we are pleased to report strong returns of deposit flows and good progress in restoring margins.

Non-interest revenue

Non-interest revenue, excluding translation gains/losses and exceptional items, grew strongly by 37% (15%, excluding BoE) to R6,9bn (2001: R5,1bn). The foundation for this increase was pleasing growth of 45% (20%, excluding BoE) in commission and fee income, supplemented by good growth in bancassurance revenues and trading income derived from exchange and securities dealing.

Translation effects

In 2001 the substantial decline in the rand exchange rate from R7,55 to R12,05 to the US$ as at 31 December 2001 resulted in translation gains totalling R1,1bn from integrated operations accruing to headline earnings. In 2002 the strengthening in the rand exchange rate from R12,05 to R8,60 to the US$ as at 31 December 2002 resulted in a reciprocal translation loss of R1bn.

This loss was partially relieved by the release as at 30 June 2002 of a general risk provision of *R400m created in 2001 to cover unidentified but inherent risks that could arise from the* exceptional rand depreciation of 2001.

In addition, translation losses of R411m (2001: translation gains of R263m) resulting from conversion of non-integrated foreign entities have been taken directly to reserves.

Specific and general risk provisions

The credit climate held steady and arrears trends generally improved during 2002, despite increased interest rates. Nedcor is cognisant, however, of the need for adopting a conservative provisioning policy and this is reflected in the income statement charge increase of 68%, including BoE and additional provisions for the ringfenced Business Banking small and medium enterprises (SME) book and the microloan sector. Non-performing loans, including BoE, represent 3,9% (2001: 4,6%) of total advances and the net provision coverage, after allowing for expected recoveries, is conservative at 157% (2001: 147%). The ratio of balance sheet provisions to total advances is 3,1% (2001: 3.3%) as at 31 December 2002.

In the trading statement of 21 November 2002 Nedcor reported on the need for additional provisions in two areas, namely for a ringfenced, non-performing SME book, and for microloans.

Additional provisions of R546m charged for these areas have had a material, but largely non-recurring, negative effect on 2002 core earnings. Both of these experiences occurred in initiatives aimed at expanding our activities in non-traditional markets. Revised policies are in *place to avoid repetition of these losses.*

Merger implementation

Operational and financial synergy targets have been identified and committed to. Overall implementation plans, including systems migration plans, are in place. Detailed business and functional unit implementation plans will be finalised by 31 March 2003. New terms and conditions for all employees will be implemented on 1 April 2003.

Firstly, Nedcor has an exposure to SMEs through an initiative in the late nineties focused on developing this sector, which is key to development of the economy. This sector has special characteristics with a potential to yield higher returns, but at increased risk. High growth was experienced and, by the start of 2002, the total book had grown to R3,2bn. However, this included non-performing exposures totalling R700m, which were set aside in 1999 to be separately managed as a ringfenced collections book.

During 2002 it became apparent that collections were falling well below those previously anticipated and a full review of this book was conducted. As a consequence we reported in the trading statement that provisions, the timing of which had historically been created under a policy of legal certainty, would be accelerated in 2002. This would result in an additional charge of R400m (R280m after tax), over and above the R190m already budgeted, against 2002 earnings.

The ringfenced SME book has now been sold, and the sale price was determined at the *present value of estimated future collections, net of collection costs. The adjustment of* provisions to recognise the sale price necessitated a further provision of R66m, bringing the total ringfenced SME book provisions for 2002 to R656m (2001: R75m). This effectively accelerates provisions and collection costs that would have been charged in future years. The ringfenced collection operation has been closed and, in terms of the sale agreement, Nedcor may recoup some losses if collections are achieved in excess of certain thresholds.

Secondly, Nedcor has adopted a cautious approach to microlending and does not have a large exposure to this market. We nevertheless did not escape the troubles of this industry and have recognised bad-debt provisions totalling R225m (2001: R30m), some of which are shared with our partners, in respect of total microloan exposures. Provisions in respect of unsecured microloan advances stand at 34% (2001: 9%).

Nedcor's exposure to microlending, and to retailers active in microlending, has increased with the acquisition of BoE. However, unsecured exposures of R972m (2001: R377m) to the microloan industry represent only 0,5% of total advances. Our microloan exposure continues to be closely watched, as this sector has clearly experienced stressful times, and stringent provisioning policies and monitoring practices are in place.

In all other major businesses provisions have reduced in line with arrears trends. We are naturally concerned about our bad experiences in the SME and microlending sectors. Both are sectors we should engage, but they clearly require a modified approach and methodology to ensure that our negative experiences are not repeated.

Expenses

Expenses increased by 35% (13%, excluding BoE), with our efficiency ratio declining to 55,4% (2001: 52,5%), but remaining constant at 52,5%, excluding BoE.

Taxation

The charge for taxation, excluding exceptional items and the recognition of the Peoples Bank deferred-tax asset of R185m, remained constant at R765m (2001: R772m). On the same basis the effective rate of taxation was 18,6% (2001: 20,1%), assisted by lower levels of taxation on offshore income and increased dividend income.

Core earnings benefited by R130m (R185m before allowing for minority interests) from the non-recurring recognition of a deferred-tax asset in respect of unutilised tax losses in Peoples Bank. This was required in terms of SA Generally Accepted Accounting Practice ('GAAP'), because the positive profit record of Peoples Bank *for the past two years reinforced the probability of* the tax losses being utilised by future taxable income.

Integration – early successes

The Treasury consolidation, including the reduction of 10 frontoffices into three and the centralisation of the backoffices in Johannesburg, was completed on schedule on 1 February 2003. The Capital Markets integration is well-advanced. The Cape of Good Hope Bank retail client migration process has started and is well on track. An initial staff survey has showed an extremely positive staff attitude.

Equity-accounted income and income attributable to minority shareholders

Equity-accounted income of R162m (2001: R181m) declined mainly due to the sale of former associate NedTel Cellular in the second half of 2001. The discontinuation of equity accounting of Zimbabwean associate Merchant Bank of Central Africa, with effect from 1 July 2001, also contributed to the decline in equity-accounted income. Minority interests at R333m (2001: R164m) doubled following the consolidation of Gerrard Private Bank for a full year (2001: seven months) and the first-time inclusion of the 30% Peoples Bank empowerment minority with effect from 1 January 2002. These increases were partially offset by the cessation of minority *interests in NIB from 1 October 2002.*

Merger and reorganisation costs

Once-off merger and reorganisation costs totalling R205m after tax (2001: R Nil) have been charged to the income statement. These comprise R86m in respect of the Nedcor Group reorganisation and integration and R119m for the closure and reorganisation of the Permanent Bank operations in anticipation of Permanent Bank's joint venture with Old Mutual Bank. These costs are excluded in the determination of core earnings.

Exceptional capital items

The market value of Nedcor's investment of 103 million shares in Dimension Data plc, listed on the London Stock Exchange, has declined further and has been marked to market at its 31 December 2002 price of R4,02 per share (2001: R14,50 per share).

Other exceptional items comprise goodwill amortisation of R501m (2001: R273m), including R214m for BoE, fair-value impairment writedowns of R119m (2001: R34m) for fixed assets and other investments and R58m for losses on discontinued operations and sales of investments.

Segmental reporting

Nedcor's South African operations contributed R2 788m (2001: R2 595m) to core earnings, while international operations, which were influenced by lower rand-translated earnings, contributed R578m (2001: R498m). The net contribution from BoE's domestic and international operations, after deducting Nedcor's funding costs, was R265m for the six months to 31 December 2002.

Retail banking achieved excellent growth with a strong performance from Nedbank. Peoples Bank was negatively impacted by the additional microloan provisions, but otherwise produced a good performance. In commercial banking Cape of Good Hope Bank had an outstanding year, while the otherwise good results of Nedbank's Commercial Division were adversely impacted by the ringfenced SME book provisions. Corporate and investment banking grew modestly in tough markets.

The acquisitions of Imperial Bank and Gerrard Private Bank performed exceptionally well, contributing growth in core earnings of 95% and 81% respectively. The alliance with Old Mutual (bancassurance initiatives) progressed steadily, while the alliances with the JD Group/Capital One (microlending) and Pick 'n Pay Go Banking continue to develop, but are still making losses. The Pick 'n Pay Go Banking initiative is progressing well and new account openings are growing rapidly. We are confident of achieving satisfactory returns from our alliances over the longer term.

Shareholders' funds and capital adequacy

Shareholders' funds grew to R18,1bn (2001: R15,7bn), notwithstanding the writedowns of *investments and translation losses. Together with the new preference share capital of R2bn* and subordinated-debt instruments of R7,6bn (2001: R3,8bn), total statutory capital of R27,7bn (2001: R19,5bn) represents an overall capital adequacy of 11,0% (2001: 11,4%), above the statutory requirement of 10%. Primary capital stands at 7,0% (2001: 8,6%).

- Core earnings up 9% to R3 366 million
- Core earnings per share up 4% to 1 330cps
- Advances growth 34%
- Return on equity 21,9%
- Return on assets 1,57%
- Efficiency ratio 55,4%

Total assets (Rbn)

98	99	00	01	02
117,5	129,8	158,3	197,7	273,8

Core earnings per share (cents)

98	99	00	01	02
780	985	1 103	1 285	1 330

Total shareholders' funds (Rbn)

98	99	00	01	02
9,1	10,1	15,8	15,7	20,1

Efficiency ratio (%)

98	99	00	01	02
56,7	52,3	52,5	52,5	55,4

Accounting policies

The financial statements are prepared on the historical-cost basis, except for certain investments that are carried at fair value, and comply in all material respects with SA GAAP. The accounting policies of BoE have been realigned with those of Nedcor. The accounting policies applied are consistent with those of the previous year, except for the first-time application of Accounting Standard AC 135 – 'Investment property' – which requires depreciation of investment properties. The impact of this change in the basis of accounting is not material.

Work has been undertaken in preparation for the application of Accounting Standard AC 133 – 'Financial instruments: recognition and measurement' – which applies to Nedcor with effect from 1 January 2003. This standard introduces additional fair-value requirements in the valuation of assets and liabilities and requires extensive revision of bad debt provisioning to a basis that estimates the net present value of future collections. The application of this standard will result in increased volatility in reported earnings. Nedcor will first report to shareholders under AC 133 in respect of its interim results for the six months to 30 June 2003.

Strategic initiatives

Nedcor has stated for some years that its primary focus is on banking in South Africa – hence the cautious approach to banking activities internationally and in Africa. In addition, we aim to leverage our substantial investment in technology locally and abroad.

Our stated strategic objective in recent years has been to achieve low-cost, quality client growth, both organically and through alliances with best-of-breed partners. Our aim is to increase the number of delivery channels and products available to clients, improve service quality and increase volume throughput into our scalable technology platforms.

The merger with BoE and the consequent restructuring of the group has been the most significant event for Nedcor in recent years and fully aligns with these strategies. Another strategic objective is to leverage Nedcor's core processing competence in the international arena and so create a recurring, external income stream. Good progress is being made with our international initiative.

We are pleased to have the prominent market position that we now enjoy. With BoE Nedcor has achieved a scale that will allow us to improve our overall client offering in a cost-effective way. We also retain the ability to extend our footprint further through our alliances. This bodes well for our future market presence and profitability.

Prospects

The Dimension Data writedowns and the SME and microlending provisions have been disappointing setbacks in our drive to expand into new markets and build our capital base. However, these are now largely behind us and were not inherent in our ongoing traditional core businesses. Notwithstanding these setbacks, we produced core profits of R3 366bn (2001: R3 093m) and, over five years, our total assets have grown from R117bn to R274bn and total shareholders' equity from R9.1bn to R20.1bn.

The solid performances of Nedcor's core businesses and our strong balance sheet position us well for the future. The BoE merger and group reorganisation have been optimally planned to enhance these prospects.

Technology investment is a key enabling capability in banking and Nedcor has made significant investments in technology projects over the past few years. The bulk of these projects is now in use or in advanced stages of commissioning and represents an investment for the future. The merger with BoE and the group rationalisation now provide the enlarged Nedcor Group with further opportunities to leverage economies of scale in order to increase efficiencies and reduce cost-to-income ratios. Furthermore, offshore processing is poised to build its contribution on the back of this investment. We are confident about the future potential of our technology platforms.

Nedcor's multibrand strategy and strategic alliances have assisted us to gain market share in recent years. Now these have been augmented by the addition of BoE products and brands. The key to further growth, however, is outstanding client service, and our new operational structure should allow us to become a group truly focused on and built around our clients.

That we have come through this demanding period so well is a tribute to our staff. They have been dedicated to 'making it happen' and remain the true differentiators of our business. They are enthusiastic about the potential of the new Nedcor Group and this should continue to manifest itself in benefits for our clients and other stakeholders.

We believe that our strategy offers low-risk growth opportunities and focuses on markets and initiatives that lie within our core competencies. We also believe that we have set the foundations successfully to address the impending and necessary transformation challenges in the industry and the country.

The challenge for 2003 and beyond is successfully to implement the merger and integration plans to realise the anticipated synergies and to deliver an enhanced client experience and real shareholder value. These are medium-term processes and, while 2003 is likely to be a positive year, it will also be a period of transition as the merger beds down. The full benefits of the merger are likely to be more evident in 2004 and beyond.

Dividend

Notice is hereby given that a final dividend of 310 cents per ordinary share has been declared in respect of the year ended 31 December 2002.

Trading in the STRATE environment requires settlement within five business days. In accordance with the settlement procedures of STRATE Nedcor has determined the last day for trading to participate in the final dividend to be Thursday, 20 March 2003. The shares will commence trading ex dividend on Monday, 24 March 2003, and the record date will be Friday, 28 March 2003. Payment will be made on Monday, 31 March 2003.

Share certificates may not be dematerialised or rematerialised between Monday, 24 March 2003, and Friday, 28 March 2003, both days inclusive.

For and on behalf of the board

CF Liebenberg
Chairman

RCM Laubscher
Chief Executive

12 February 2003

Registered office
Nedcor Limited, Nedcor Sandton, 135 Rivonia Road, Sandown, 2196
PO Box 1144, Johannesburg, 2000

Transfer secretaries
Computershare Investor Services Limited, 70 Marshall Street, Johannesburg, 2001
PO Box 1053, Johannesburg, 2000

Directors
CF Liebenberg (*Chairman*), PG Joubert (*Deputy Chairman*), Prof MM Katz (*Vice-chairman*), RCM Laubscher (*Chief Executive*), CJW Ball, TA Boardman, Dr IJ Botha, WAM Clewlow, RG Cottrell, BE Davison, N Dennis (British), Prof B Figaji, BJS Hore, MJ Levett, JB Magwaza, ME Mkwanazi, SG Morris, DGS Muller, ML Ndlovu, PF Nhleko, TH Nyasulu, JVF Roberts (British), AA Routledge, CML Savage, JH Sutcliffe (British)

Company Secretary: GS Nienaber

Reg No: 1966/010630/06 Share code: NED ISIN code: ZAE000004875

Financial highlights

	% change	Dec 2002* Rm	Dec 2001** Rm
Selected returns			
Headline earnings (Rm)	(32)	2 585	3 789
Headline earnings per share (cents)	(35)	1 022	1 574
Core earnings (Rm)†	9	3 366	3 093
Core earnings per share (cents)†	4	1 330	1 284
Return on average shareholders' funds (%)†		21,9	20,6
Return on total assets (%)†		1,57	1,63
Non-interest revenue to total income (%)†		52,4	49,0
Efficiency ratio (%)†		55,4	52,5
Net interest income to interest-earning assets (%)		2,88	3,15
Doubtful-debt provisions to total advances (%)		3,1	3,3
Balance sheet			
Total shareholders' equity (Rm)	28	20 122	15 711
Deposit, current and other accounts (Rm)	34	237 083	177 152
Advances and other accounts (Rm)	34	202 650	151 329
Total assets (Rm)	39	273 784	197 665
Assets under management (off-balance-sheet) (Rm)		124 342	38 925
Capital ratio (%)		11,0	11,4
Capital ratio – tier 1 (%)		7,0	8,6
Share statistics			
Number of shares in issue (m)		270,6	244,3
Weighted average number of shares (m)		253,0	240,8
Earnings per share, including exceptional items (cents)		389	5
Fully diluted weighted average number of shares (m)		254,5	242,9
Diluted headline earnings per share (cents)	(35)	1 016	1 560
Dividends per share (cents)	3	515	500
Dividend cover (times)†		2,6	2,6
Share price (cents)	(11)	11 110	12 420
Price-earnings ratio (historical)		10,9	7,9
Market capitalisation (Rbn)	(1)	30,1	30,3

Income statement

	% change	Dec 2002* Rm	Dec 2001** Rm
Interest income	39	23 822	17 186
Interest expense	47	17 522	11 918
Net interest income	20	6 300	5 268
Non-interest revenue	37	6 929	5 054
Foreign exchange translation (losses)/gains		(1 011)	1 096
Total income	7	12 218	11 418
Specific and general provisions	68	1 778	1 058
Exceptional general risk provision (reversed)/raised		(400)	400
Income after specific and general risk provisions	9	10 840	9 960
Operating expenses	35	7 334	5 416
Merger and reorganisation expenses		193	
Profit from operations before exceptional capital items	(27)	3 313	4 544
Exceptional capital items		(1 793)	(3 605)
Net capital loss on investment in Dimension Data		(1 060)	(3 298)
Amortisation and impairment of goodwill		(501)	(273)
Loss on sale of investments and operations		(58)	
Merger and reorganisation expenses		(35)	
Impairment of investments and of property and equipment		(119)	(34)
Profit from operations		1 520	939
Attributable earnings of associates	(11)	162	181
Profit before taxation		1 682	1 120
Taxation	(25)	580	772
Taxation: Merger and reorganisation expenses		(23)	
Taxation: Exceptional capital items		(192)	171
Profit after taxation		1 317	177
Income attributable to minority shareholders	103	333	164
Net profit for year		984	13

Headline earnings

	% change	Dec 2002* Rm	Dec 2001** Rm
Income attributable to shareholders		984	13
Add back:			
Exceptional capital items		1 793	3 605
Taxation: exceptional capital items		(192)	171
Headline earnings	(32)	2 585	3 789

Core earnings

	% change	Dec 2002* Rm	Dec 2001** Rm
Headline earnings		2 585	3 789
Exclude:			
Foreign exchange translation losses/(gains)		1 011	(1 096)
Exceptional general risk provision		(400)	400
Merger and reorganisation expenses		193	
Taxation on merger and reorganisation expenses		(23)	
Core earnings	9	3 366	3 093

Balance sheet

	% change	Dec 2002* Rm	Dec 2001** Rm
Assets			
Cash and short-term funds	51	16 607	10 978
Other short-term securities	32	14 987	11 372
Government and public sector securities	16	14 647	12 627
Advances and other assets	34	202 650	151 329
Insurance assets	100	7 891	
Associate and other investments	19	6 933	5 821
Property and equipment	39	2 854	2 046
Intangible assets:			
Computer software and capitalised development costs	31	1 638	1 247
Goodwill	250	4 457	1 272
Customers' indebtedness for acceptances	15	1 120	973
Total assets	39	273 784	197 665
Shareholders' equity and liabilities			
Ordinary shareholders' equity	15	17 046	14 830
Preference share capital and premium		1 987	
Minority shareholders' interest		1 089	881
Total shareholders' equity and minority interest	28	20 122	15 711
Deposit and other liabilities	34	237 083	177 152
Insurance funds	100	7 891	
Subordinated-debt instruments	98	7 568	3 829
Liabilities under acceptances		1 120	973
Total shareholders' equity and liabilities	39	273 784	197 665
Guarantees on behalf of customers excluded from assets		11 966	11 036

Cash flow statement

	Dec 2002* Rm	Dec 2001** Rm
Cash flows from operating activities	3 746	5 420
Cash received from clients	29 328	23 270
Cash paid to clients, employees and suppliers	(24 471)	(16 929)
Dividends received	173	114
Dividends paid	(1 282)	(1 035)
Net decrease/(increase) in operating funds	802	(8 492)
Taxation paid	(765)	(396)
Net cash utilised in investing activities	(8 456)	(3 065)
Net cash provided by financing activities	8 302	2 651
Net increase in subordinated debt	3 075	2 248
Net proceeds of ordinary shares issued	3 240	403
Net proceeds of preference shares issued	1 987	
Net increase/(decrease) in cash and short-term funds	5 629	(1 882)
Cash and short-term funds at beginning of year	10 978	12 860
Cash and short-term funds at end of year	16 607	10 978

Statement of changes in shareholders' equity

	Dec 2002* Rm	Dec 2001** Rm
Ordinary share capital	271	242
Balance at beginning of year	242	240
Shares issued during year	27	2
Sale of treasury shares by subsidiary	3	
Shares acquired by subsidiary	(1)	
Ordinary share premium	4 536	1 326
Balance at beginning of year	1 326	934
Shares issued during year	2 924	448
Share issue expenses	(9)	(9)
Sale of treasury shares by subsidiary	453	
Shares acquired by subsidiary	(158)	(47)
Preference share capital and premium	1 987	–
Shares issued during year	2 000	
Share issue expenses	(13)	
Non-distributable reserves	216	703
Balance at beginning of year	703	516
Transfer from distributable reserves	246	114
Foreign currency translation	(411)	263
Release of reserves previously not available	(332)	(172)
Other movements	10	(18)
Distributable reserves	12 023	12 559
Balance at beginning of year	12 559	13 724
Change in accounting policy – prior-year adjustment		(13)
Net profit for year	984	13
Transfer to non-distributable reserves	(246)	(114)
Dividends to shareholders	(1 282)	(1 035)
Other movements	8	(16)
Total shareholders' equity	19 033	14 830

Segmental analysis – core earnings

	% change	Dec 2002* Rm	%	Dec 2001** Rm	%
BY OPERATION					
Retail banking	70	653	20	384	12
Nedbank		354	11	189	6
Peoples Bank		299	9	195	6
Commercial banking	(37)	448	14	711	24
Nedbank		256	8	579	20
Imperial Bank‡		72	2	37	1
Cape of Good Hope Bank		120	4	95	3
Corporate and investment banking	5	1 329	39	1 263	41
Nedbank		866	26	945	31
Nedcor Investment Bank‡		463	13	318	10
T & O investments		(32)	(1)	45	1
Internal funding and group operations		238	7	192	6
International (including Africa)	(7)	465	14	498	16
Nedbank		112	3	161	5
Gerrard Private Bank‡		56	2	31	1
Nedcor Investment Bank‡		297	9	306	10
BoE		265	7		–
South Africa		406	12		
International		113	3		
Funding		(254)	(8)		
Core earnings	9	3 366	100	3 093	100
BY GEOGRAPHY					
South Africa	7	2 788	83	2 595	84
Nedcor, excluding BoE		2 636	79	2 595	84
BoE		406	12		
BoE funding		(254)	(8)		
Rest of Africa	132	272	8	117	4
Rest of the world	(20)	306	9	381	12
Nedcor, excluding BoE		193	6	381	12
BoE		113	3		
Core earnings	9	3 366	100	3 093	100

*Reviewed
**Audited
† Based on core earnings calculation, excluding all exceptional items
‡ Net of minorities

The segmental analysis is primarily based on management operating reports and ignores boundaries of the legal entities. Comparative figures are restated, where necessary, to afford a proper comparison. Capital is allocated to segments based on the related risk-weighted assets in terms of the Banks Act classifications and weightings. The aspects of capital allocation and transfer pricing of support costs between segments are under regular review.

MEDIA RELEASE

13 February 2003

Nedcor posts core growth from R3.1bn to R3.4bn in a challenging year

- Solid core banking performance with organic market share gains
- Advances grow 34% to R203bn
- South Africa's largest banking group by domestic assets with R274bn
- Year of strategic progress, centred on BoE merger
- BoE merger and group integration progressing well
- On target to reap integration synergies of R905m a year by 2005

Despite a challenging industry environment, banking group Nedcor Ltd delivered solid core growth for the year to 31 December 2002, a year which also saw it merge with BoE Ltd to become South Africa's largest banking group by domestic assets.

Core earnings rose 9% to R3 366m (2001 - R3 093m). Core earnings per share, due to the dilutory effect of new shares issued for the acquisitions of BoE and Nedcor Investment Bank Holdings (NIB), grew by 4% to 1 330 cents (2001 - 1 284 cents).

The volatility in the rand exchange rate again impacted Nedcor's headline earnings. In 2001, the substantial decline in the rand from R7.55 to R12.05 to the US dollar resulted in translation gains of R1.1bn from integrated operations and contributed to headline earnings growing 26%, well above core growth. In 2002, the strengthening in the rand from R12.05 to R8.60 to the US dollar resulted in a reciprocal translation loss of R1bn. For mainly this reason, headline earnings were R2 585m, down 32% from R3 789m in 2001, giving a headline earnings per share of 1 022 cents (2001 – 1 574 cents).

Commenting on the results, chief executive Richard Laubscher, said: "2002 was a mixed year for the Nedcor group. The performance fell below our expectations, largely due to the decision to write off the SME business banking non-performing loans ahead of the anticipated provisioning, but we have maintained good momentum in our underlying business. On the other hand, during the year we made huge strategic progress with the merger with BoE and the reorganisation of the group.

"As we enter 2003, I am confident that we have the scale, skills, the balance sheet and the strategic platform which will allow us to make real progress in the years ahead towards delivering an enhanced customer experience and real shareholder value. This is a medium-term process and while 2003 is likely to be a positive year, it will also be a period of transition as the merger beds down. The full benefits are likely to be more evident in 2004 and beyond."

The highlight of the group's busy year was the R7.7bn acquisition of BoE. The deal enabled Nedcor to make significant strides in implementing its growth strategy of focusing on the South African market and increasing transaction volume through its technology platforms. The transaction was funded by cash and the issue of new shares.

BoE was the catalyst for the group's overall reorganisation which entailed the integration of BoE, NIB, Cape of Good Hope Bank, and parts of Peoples Bank into Nedbank. Parts

of BoE will go into Peoples Bank later in 2003. The process involved Nedcor acquiring the minority shareholders' interests in NIB for R968m, funded by new Nedcor shares, and which resulted in the delisting of NIB.

Nedcor's management has devoted much time and attention to planning the group's reorganisation and the realisation of the anticipated integration synergies. The management team was realigned at an early stage of the restructure, with a minimal loss of executives, to manage the group going forward. To date, over 20 000 managers and staff have been formally appointed to or confirmed in their new positions.

The net recurring synergies anticipated from the BoE merger and the group's integration are expected to be R110m before tax in 2003 growing to R905m before tax per annum by 2005. The full benefit being obtained from 2006 onwards. Many synergy targets have already been achieved. The targets currently being worked towards include rationalising the brands from 20 to 12, and cutting the number of office premises from 49 to 19 and the number of branches from 694 to 601. Staff numbers show a reduction of 700, largely due to attrition.

The Nedcor group's financial results for the year under review include the consolidation of BoE for six months, and the buy-out of NIB minorities three months before year end.

Net interest income (NII) increased by 20% to R6 300m (2001 – R5 268m). While advances were boosted 34% to R203bn (2001 - R151bn), the more muted growth in NII is largely due to the funding cost of BoE. Non-interest revenue rose by 37% to R6 929m (2001 – R5 054m) on high organic and acquisitive growth in commission and fee income, and from bancassurance revenues.

Expenses were R7 334m (2001 – R5 416m) with the bulk of the increased costs arising from the consolidation of BoE. Excluding BoE, Nedcor increased its expenses by 13% keeping its cost-to-income ratio flat.

The group follows a conservative provisioning policy on non-performing loans and the net provision coverage is 157% (2001 – 147%). As announced in the trading statement to the market on 21 November 2002, extra provisions were considered necessary in two specific areas, namely a ring-fenced, non-performing small and medium enterprises (SME) book and microlending. The SME book has since been sold requiring a further provision of R66m. Nedcor has always adopted a cautious approach to microlending and does not have a large exposure (unsecured microloans of R972m represent only 0.5% of total advances). Nevertheless, the group did not escape the industry's troubles last year and recognised provisions of R225m, including the BoE microlending book, (2001 – R30m), some of this exposure is shared with our partners.

Nedcor is soundly capitalised with an overall capital adequacy of 11% (2001 – 11.4%), above the statutory requirement of 10%. Primary capital stands at 7% (2001 – 8.6%).

A maintained final dividend of 310 cents (2001 – 310 cents) has been declared, making a total dividend of 515 cents (2001 – 500 cents) for the year, at a dividend cover of 2.6 times core earnings per share (2001 – 2.6 times).

Commenting on empowerment issues, Laubscher said that the Peoples Bank empowerment initiatives have proven to be very successful and have been recognised

as such with Peoples Bank receiving many empowerment awards. The empowerment deal with AKA Capital in the asset management business is another successful initiative.

Issued by: Nedcor Ltd

Contact: Nedcor Group Investor and Media Relations
Gayle Rodrigues
+27 11 294 0372
+27 83 307 6484

Nedcor reports 9% growth in core earnings, 32% decline in headline earnings after translation losses

2002 has been another challenging and eventful year for Nedcor and for the South African banking industry. The merger with BoE Limited (BoE) during the year created the opportunity for a major restructuring and realignment of the Nedcor Group which culminated in the legal and practical merger of four banks to form the new Nedbank Limited (Nedbank) on 1 January 2003 ("legal day one").

The industry experienced extreme volatility in rand exchange rates, four successive interest rate hikes, troubles in the micro-lending industry, liquidity stress in or failure of some smaller banks and referred difficulties from unsettled global markets.

Within this industry environment, Nedcor had an active year and restructured the Group to establish new platforms for higher levels of client service, competitiveness, efficiency and profitability. The merger with BoE fits ideally into Nedcor's growth strategy and most of BoE's business units align well with those of Nedcor. In addition, Nedcor's scaleable technology platforms will benefit from the transaction volume increases introduced by BoE, and there is potential for significant cost synergies from the merging of duplicated services.

Key strategic developments during the year were:

- ***Acquisition of BoE***

  The feature of the year was the acquisition of BoE with effect from 2 July 2002. BoE was acquired at a cost of R7.7bn and was funded through a combination of cash (R4bn subordinated loan notes raised and R1.5bn from own resources) and equity (R2.2bn). After fair value acquisition adjustments and accounting policy alignments totalling R1.1bn, BoE's at acquisition asset value was R4.9bn, resulting in goodwill of R2.8bn arising on acquisition.

- ***Integration of banking subsidiaries***

  The acquisition of BoE was the catalyst for an overall Nedcor Group reorganisation which entailed the integration of BoE, Nedcor Investment Bank ('NIB'), Cape of Good Hope Bank ('CoGHB') and parts of Peoples Bank Limited into Nedbank with effect from 1 January 2003, and parts of BoE into Peoples Bank later in 2003.

- ***Acquisition of NIB minorities***

  As part of the integration, Nedcor acquired the outstanding minority shareholders interests in NIB for R968m, with effect from 1 October 2002, which was settled by the issue of new Nedcor shares.

- ***Enhanced capital structures***

  In order to fund the acquisitions of BoE and the NIB minorities and to optimise and restructure our capital, Nedcor undertook three major capital raisings totalling R9.2bn during the year. These comprised the subordinated loan note raising of R4bn in July 2002, the listings of R3.2bn Nedcor shares in July and October 2002, and a listed non-redeemable non-cumulative Nedbank preference share issue of R2bn in December 2002.

- ***New operating structures***

  The group was reorganised into new operating structures which will conduct business under three distinctive primary bank brands, namely Nedbank, Nedbank Corporate and Peoples Bank. All leadership positions were confirmed at an early stage of the merger. Over 20 000 managers and staff have been formally appointed to or confirmed in their new positions in terms of the merger requirements of the new Labour Relations Act.

- ***Wealth management rationalisation***

  With a view to rationalising the wealth management activities of Nedbank, NIB and BoE, NIB acquired the remaining 50% of FT NIBAM from Franklin Templeton with effect from 1 October 2002 for a consideration of R180m.

  The wealth management activities were classified into two focus areas, namely private clients and institutional asset management. The private client activities, both domestically and internationally, will continue as a Nedcor / Old Mutual joint venture operating under the BoE brand. BoE's South African institutional asset management, a business requiring scale, has been sold with effect from 1 January 2003 to empowerment partners spearheaded by AKA Capital Limited and partnered by Old Mutual and Peoples Bank.

- ***Old Mutual Bank joint venture***

  The structure of the Old Mutual Bank joint venture, which entails the merger of the Permanent Bank deposit taking activities and infrastructure with Old Mutual Bank, was revised during the year. It now operates under the Old Mutual Bank brand as a division of Nedbank with effect from 1 January 2003. Its primary focus will be to deliver banking products to Old Mutual clients.

- ***Merger and integration planning***

Much time and attention has been devoted to planning for the integration and realisation of the anticipated merger synergies. Management is highly aware of the integration risks flowing from the merger and have re-organised management responsibilities and resources to ensure that both the merger process and ongoing operations are properly resourced. Integration milestones have been set and are being closely monitored, with progress currently ahead of initial targets.

The integration process continues to go well and the advent of "legal day one" proceeded smoothly. Senior and key staff losses are minimal, asset growth is robust, deposit return flows are strong and liquidity has been optimised.

Net recurring synergies, including funding and capital efficiencies and after deducting integration costs, are expected to grow from R110m before tax in 2003 to R905m before tax from 2006 onwards. The synergies are planned from the following areas:

	At Inception	Target 2005	Reduction %	Current status
Bank licences	8	4	50	Done
Treasuries	10	3	70	Done
Brands	20	12	40	In progress
Office premises	49	19	61	In progress
Branches	694	601	13	In progress
Products	388	223	43	In progress
IT systems	276	176	33	In progress
Staff (permanent & temporary)	25 700	21 850	15	25 100

- ***Acquisition of Planet Finance***

  Planet Finance, the asset based finance business of the former Saambou Bank, was acquired by Nedcor's subsidiary Imperial Bank Limited with effect from 1 September 2002 for approximately R850m. Imperial Bank also won a mandate to collect a book of a further R1bn on behalf of the receiver of Saambou Bank.

Commentary on results

Core earnings (ie excluding translation gains and losses and merger and restructuring costs) grew by 9% to R3 366m (2001 – R3 093m), comprising 7% growth in South African operations and 16% growth in international operations. Core earnings per share, due to the dilutory effect of new shares issued for the acquisitions of BoE and NIB, grew at a lower rate of 4% to 1330cps (2001 – 1285cps).

Headline earnings declined by 32% to R2 585m (2001 – R3 789m), due mainly to the effects of the volatility of the rand exchange rate which caused translation losses in 2002 compared to translation gains in 2001.

Attributable earnings increased to R984m (2001 – R13m), after providing for exceptional capital losses totalling R1.6bn (2001 – R1.7bn).

Return on equity increased to 21,9% (2001 – 20,6%) while return on assets decreased to 1,57% (2001 – 1,83%).

A final dividend of 310cps (2001 – 310cps) has been declared, making total dividends of 515cps (2001 – 500cps) for the year, at a dividend cover of 2,6 times (2001 – 2,6 times) based on core earnings and 2,0 times (2001 – 3,1 times) based on headline earnings.

The consolidation of BoE distorts the comparability of Nedcor's organic performance compared to 2001. However, BoE's results are separately disclosed in the segmental report. The commentary below seeks to give a perspective of Nedcor's overall performance, both including and excluding BoE.

Advances and net interest income

Advances grew by 34% (15% excluding BoE) while net interest income grew by a more muted 20% (12% excluding BoE) to R6.3bn (2001 – R5.3bn). This resulted from pressure on margins by virtue of the liquidity squeeze that occurred during the period of industry turbulence, and also from lower endowment income due to the redeployment of cash invested into BoE, Imperial Bank, other joint ventures and cash dividends paid. BoE was under liquidity stress when it was acquired and this clearly impacted adversely on interest margins. However, we are pleased to report strong returns of deposit flows and good progress in restoring margins.

Non-interest revenue

Non-interest revenue, excluding translation gains / losses and exceptional items, grew strongly by 37% (15% excluding BoE) to R6.9bn (2001 – R5.1bn). The foundation for this increase was pleasing growth of 45% (20% excluding BoE) in commission and fee income, supplemented by good growth in bancassurance revenues and trading income derived from exchange and securities dealing.

Translation effects

In 2001, the substantial decline in the rand exchange rate from R7.55 to R12.05 to the US$ at 31 December 2001, resulted in translation gains totalling R1.1bn from integrated operations accruing to headline earnings. In 2002, the strengthening in the rand exchange rate from R12.05 to R8.60 to the US$ at 31 December 2002 resulted in a reciprocal translation loss of R1bn.

This loss was partially relieved by the release at 30 June 2002 of a general risk provision of R400m created in 2001 to cover unidentified but inherent risks that could arise from the exceptional rand depreciation of 2001.

In addition, translation losses of R411m (2001 – translation gains of R263m) resulting from conversion of non-integrated foreign entities have been taken directly to reserves.

Specific and general risk provisions

The credit climate held steady and arrears trends generally improved during 2002, despite increased interest rates. Nedcor is cognisant, however, of the need to adopt a conservative provisioning policy and this is reflected in the income statement charge increase of 68%, including BoE and additional provisions for the ring-fenced Business Banking small and medium enterprises (SME) book and the micro-loan sector. Non-performing loans, including BoE, represent 3,9% (2001 – 4,6%) of total advances and the net provision coverage, after allowing for expected recoveries, is conservative at 157% (2001 – 147%). Balance sheet provisions to total advances are 3,1% (2001 – 3,3%) at 31 December 2002.

In the trading statement of 21 November 2002 Nedcor reported on the need for additional provisions in two areas, namely a ring-fenced, non-performing SME book, and in the micro-lending sector.

Additional provisions of R546m charged for these areas have had a material, but largely non-recurring, negative effect on 2002 core earnings. Both of these experiences occurred in initiatives aimed at expanding our activities in non-traditional markets. Revised policies are in place to avoid repetition of these losses.

Firstly, Nedcor has an exposure to SME's through an initiative in the late nineties focused on developing this sector, which is key to development of the economy. This sector has special characteristics with a potential to yield higher returns, but at increased risk. High growth was experienced and, by the start of 2002, the total book had grown to R3.2bn. However, this included non-performing exposures totalling R700m, which were set aside in 1999 to be separately managed as a ring-fenced collections book.

During 2002, it became apparent that collections were falling well below those previously anticipated and a full review of this book was conducted. As a consequence, we reported in the trading statement that provisions, the timing of which had historically been created under a policy of legal certainty, would be accelerated in 2002. This would result in an additional charge of R400m (R280m after tax), further to the R190m already budgeted, against 2002 earnings.

The ring-fenced SME book has now been sold and the sale price was determined at the present value of estimated future collections, net of collection costs. The adjustment of provisions to recognise the sale price necessitated a further provision of R66m, bringing the total ring-fenced SME book provisions for 2002 to R656m (2001 – R75m). This effectively accelerates provisions and collection costs which would have been charged in future years. The ring-fenced collection operation has been closed and, in terms of the sale agreement, Nedcor may recoup some losses if collections are achieved in excess of certain thresholds.

Secondly, Nedcor has adopted a cautious approach to micro-lending and does not have a large exposure to this market. We nevertheless did not escape the troubles of this industry and have recognised bad debt provisions totalling R225m (2001 – R30m), some of which are shared with our partners, in respect of total micro-loan exposures. Provisions to unsecured micro-loan advances stand at 34% (2001 – 9%).

Nedcor's exposure in micro-lending, and to retailers active in micro-lending, has increased with the acquisition of BoE. However, unsecured exposures of R972m (2001 – R377m) to the micro-loan industry represent only 0,X% of total advances. Our micro-loan exposure continues to be closely watched as this sector has clearly experienced stressful times and stringent provisioning policies and monitoring practices are in place.

In all other major businesses provisions have reduced in line with arrears trends. We are naturally concerned about our bad experiences in the SME and micro-lending sectors. Both are sectors we should engage, but they clearly require a modified approach and methodology to ensure that our negative experiences are not repeated.

Expenses

Expenses increased by 35% (13% excluding BoE), with our efficiency ratio declining to 55,4% (2001 – 52,5%), but remaining constant at 52.5% excluding BoE.

Taxation

The charge for taxation, excluding exceptional items and the recognition of the Peoples Bank deferred tax asset of R185m, remained constant at R765m (2001 – R772m). On the same basis, the effective rate of taxation was 18,6% (2001 – 20,1%), assisted by lower levels of taxation on offshore income and increased dividend income.

Core earnings benefited by R130m (R185m before allowing for minority interests) from the non-recurring recognition of a deferred tax asset in respect of unutilised tax losses in Peoples Bank. This was required in terms of SA Generally Accepted Accounting Practice (GAAP) because the positive profit record of Peoples Bank for the past two years' reinforced the probability that the tax losses will be utilised by future taxable income.

Equity-accounted income and income attributable to minority shareholders

Equity accounted income of R162m (2001 – R181m) declined mainly due to the sale of former associate NedTel Cellular in the second half of 2001. The discontinuation of equity accounting of Zimbabwean associate Merchant Bank of Central Africa, with effect from 1 July 2001, also contributed to the decline in equity accounted income. Minority interests at R333m (2001 – R164m) doubled following the consolidation of Gerrard Private Bank for a full year (2001 - seven months) and the first time inclusion of the 30% Peoples Bank empowerment minority with effect from 1 January 2002. These increases were partially offset by the cessation of minority interests in NIB from 1 October 2002.

Merger and restructuring costs

Once off merger and restructuring costs totalling R205m after tax (2001 – R Nil) have been charged to the income statement. These comprise R86m in respect of the Nedcor Group restructuring and integration and R119m for the closure and restructure of the Permanent Bank operations in anticipation of its joint venture with Old Mutual Bank. These costs are excluded in the determination of core earnings.

Exceptional capital items

The market value of Nedcor's investment of 103 million shares in Dimension Data plc, listed on the London Stock Exchange, has declined further and has been marked to market at its 31 December 2002 price of R4.02 per share (2001 – R14.50 per share).

Other exceptional items comprise goodwill amortisation of R501m (2001 – R273m), including R144m for BoE, fair value impairment write-downs of R119m (2001 – R34m) for fixed assets and other investments and R58m for losses on discontinued operations and sales of investments.

Segmental reporting

Nedcor's South African operations contributed R2 787m (2001 – R2 596m) to core earnings while international operations, which were influenced by lower rand translated earnings, contributed R578m (2001 – R497m). The net contribution from BoE's domestic and international operations, after deducting Nedcor's funding costs, was R265m for the six months to 31 December 2002.

Retail Banking achieved excellent growth with a strong performance from Nedbank. Peoples Bank was negatively impacted by the additional micro-loan provisions, but otherwise produced a good performance. In Commercial Banking, Cape of Good Hope Bank had an outstanding year while the otherwise good results of Nedbank's Commercial Division were adversely impacted by the ring-fenced SME book provisions. Corporate and Investment Banking grew modestly in tough markets.

The acquisitions of Imperial Bank and Gerrard Private Bank performed exceptionally well, contributing growth in core earnings of 123% and 83% respectively. The alliance with Old Mutual (bancassurance initiatives) progressed steadily while the alliances with the JD Group / Capital One (micro-lending) and Pick 'n Pay Go Banking continue to develop but are still loss making. The Pick 'n Pay Go Banking initiative is progressing well and new account openings are growing rapidly. We are confident of achieving satisfactory returns from our alliances over the longer term.

Shareholders' funds and capital adequacy

Shareholders' funds grew to R18.1bn (2001 – R15.7bn), notwithstanding the write downs of investments and translation losses. Together with the new preference share capital of R2bn and subordinated debt instruments of R7.6bn (2001 – R3.8bn), total statutory capital of R27.7bn (2001 – R19.5bn) represents an overall capital adequacy of 11,0% (2001 – 11,4%), above the statutory requirement of 10%. Primary capital stands at 7,0% (2001 – 8,6%).

Accounting policies

The financial statements are prepared on the historical cost basis, except for certain investments that are carried at fair value, and comply in all material respects with SA GAAP. The accounting policies for BoE have been realigned with those of Nedcor. The accounting policies applied are consistent with those of the previous year except for the first time application of Accounting Standard AC 135 – "Investment property" - which requires depreciation of investment properties; the impact of this change in basis of accounting is not material.

Work has been undertaken in preparation for the application of Accounting Standard AC 133 - "Financial instruments: recognition and measurement" - which applies to Nedcor with effect from 1 January 2003. This standard introduces additional fair value requirements in the valuation of assets and liabilities and requires extensive revision of bad debt provisioning to a basis which estimates the net present value of future collections. The application of this standard will result in increased volatility in reported earnings. Nedcor will first report to shareholders under AC 133 in respect of its interim results for the six months to 30 June 2003.

Strategic initiatives

Nedcor has stated for some years that our primary focus is on banking in South Africa, hence our cautious approach to banking activities internationally and in Africa. In addition, we aim to leverage our substantial investment in technology locally and abroad.

Our stated strategic objective in recent years has been to achieve low-cost, quality client growth, both organically and through alliances with best-of-breed partners. Our aim is to increase the number of delivery channels and products available to clients, improve service quality and increase volume throughput into our scaleable technology platforms.

The merger with BoE and the consequent restructuring of the Group has been the most significant event for Nedcor in recent years and fully aligns with these strategies. Another strategic objective is to leverage Nedcor's core processing competence in the international arena and so create a recurring, external income stream. Good progress is being made on our international initiative.

We are pleased to have the prominent market position that we now enjoy. With BoE, Nedcor has achieved a scale that will allow us to improve our overall customer offering, in a cost effective way. We also retain the ability to further extend our footprint through our alliances. This bodes well for our future market presence and profitability.

Prospects

The Dimension Data write downs and the SME and micro-lending provisions have been disappointing set-backs in our drive to expand into new markets and build our capital base. However, these are now largely behind us and were not inherent to our ongoing traditional core businesses. Notwithstanding these set-backs, we produced core profits of R3 366bn (2001 – R3 093m) and, over five years, our total assets have grown from R117bn to R274bn and shareholders funds from R9.1bn to R18.1bn.

The solid performances of Nedcor's core businesses and our strong balance sheet position us well for the future. The BoE merger and group restructure have been optimally planned to enhance these prospects,

Technology investment is a key enabling capability in banking and Nedcor has made significant investments in technology projects over the past few years. The bulk of these projects are now in use or in advanced stages of commissioning and represent an investment for the future. The merger with BoE and the group rationalisation now provide the enlarged Nedcor Group with further opportunities to leverage economies of scale in order to increase efficiencies and reduce cost-to-income ratios. Furthermore, offshore processing is poised to build its contribution on the back of this investment. We are confident about the future potential of our technology platforms.

Nedcor's multi-brand strategy and strategic alliances have assisted us to gain market share in recent years. Now these have been augmented by the addition of BoE products and brands. The key to further growth, however, is outstanding client service and our new operational structure should allow us to become a group truly focussed on and built around our clients.

That we have come through this demanding period so well is a tribute to our staff. They have been dedicated to "making it happen" and remain the true differentiators of our business. They are enthusiastic about the potential of the new Nedcor Group and this should continue to manifest itself in benefits for our clients and other stakeholders.

We believe that our strategy offers low-risk growth opportunities and focuses on markets and initiatives that lie within our core competencies. We also believe that we have set the foundations to successfully address the impending and necessary transformation challenges in the industry and the country.

The challenge for 2003 and beyond is to successfully implement the merger and integration plans to realise the anticipated synergies, and to deliver an enhanced customer experience and real shareholder value. These are medium term processes and, while 2003 is likely to be a positive year, it will also be a period of transition as the merger beds down. The full benefits of the merger are likely to be more evident in 2004 and beyond.

Dividend

Notice is hereby given that a final dividend of 310 cents per ordinary share has been declared in respect of the year ended 31 December 2002.

Trading in the STRATE environment requires settlement within five business days. In accordance with the settlement procedures of STRATE Nedcor has determined the last day for trading to participate in the final dividend to be Thursday, 20 March 2003. The shares will commence trading ex dividend on Monday, 24 March 2003, and the record date will be Friday, 28 March 2003. Payment will be made on Monday, 31 March 2003.

Share certificates may not be dematerialised or rematerialised between Monday, 24 March 2003 and Friday, 28 March 2003 both days inclusive.

For and on behalf of the board

CF Liebenberg
Chairman

RCM Laubscher
Chief Executive

12 February 2003

Registered office

Nedcor Limited, Nedcor Sandton, 135 Rivonia Road, Sandown, 2196; PO Box 1144, Johannesburg, 2000

Transfer secretaries

Computershare Investor Services Limited, 70 Marshall Street, Johannesburg, 2001; PO Box 1053, Johannesburg, 2000

Directors

CF Liebenberg *(Chairman)*, PG Joubert *(Deputy Chairman)*, Prof MM Katz *(Vice-chairman)*, RCM Laubscher *(Chief Executive)*, CJW Ball, TA Boardman, Dr IJ Botha, WAM Clewlow, RG Cottrell, BE Davison, N Dennis *(British)*, Prof B Figaji, BJS Hore, MJ Levett, JB Magwaza, ME Mkwanazi, SG Morris, DGS Muller, ML Ndlovu, PF Nhleko, TH Nyasulu, JVF Roberts *(British)*, AA Routledge, CML Savage, JH Sutcliffe *(British)*

Company Secretary: GS Nienaber

Reg No: 1966/010630/06 Share code: NED ISIN code: ZAE000004875

Old Mutual's U.S. Asset Management Group Reports Results for 2002

BOSTON--January 28, 2003--The U.S. asset management group of Old Mutual plc (LSE: OML) today announced results for 2002 for its affiliated asset management firms. The group continued to post strong relative performance, with assets under management declining 6.2% excluding divestitures and cash flow, compared to a 22.1% decline for the year for the S&P 500 Index, a 31.5% decline for the NASDAQ Composite Index, a 15.0% decline for the Dow Jones Industrial Average, and a 10.3% gain for the Lehman Brothers Aggregate Bond Index. In addition, the firms in aggregate had net inflows of client assets of $5.1 billion, or 3.4% of 2001 year-end assets of $149.7 billion, while divestitures of non-strategic firms accounted for a reduction of $14.5 billion or 9.7% of 2001 year-end assets. As of December 31, 2002, the group managed a total of $127.0 billion.

"Our firms achieved strong client inflows in 2002 for the second consecutive year, and we were able to do so by executing more effectively with fewer investment affiliates," said Scott Powers, chief executive of Old Mutual's U.S. asset management operations. "In these very challenging markets, we've benefited from the broad diversity of strategies employed by our firms and by our managers' commitment to their investment disciplines. With strong performers across all major asset classes and expanded distribution opportunities, we believe we're well positioned to serve our clients regardless of which investment styles are in favor in 2003."

In 2002, Old Mutual's U.S. asset management group strengthened its senior management team with the additions of Kevin Hunt as director of sales, marketing and product development and Tom Turpin as chief operating officer. Mr. Hunt led the formation in October 2002 of Old Mutual Investment Partners, a new subsidiary which performs sales, marketing and client-service functions for Old Mutual firms in the managed account marketplace. Mr. Turpin is leading efforts to fine-tune operations and facilitate best practices across the group in the finance, legal, compliance, risk management, technology and human resources areas.

As part of the group's efforts to develop channel-specific distribution synergies among affiliates, several new funds sub-advised by Old Mutual affiliates were introduced to Pilgrim Baxter's PBHG Funds in December 2001 and January 2002. The sub-advised funds attracted $1.4 billion in investor assets in 2002, led by PBHG IRA Capital Preservation sub-advised by Dwight Asset Management and PBHG Clipper Focus sub-advised by Pacific Financial Research, to bring total

assets in the sub-advised funds to $1.8 billion on December 31, 2002. More information on the investment strategies and performance of each of the funds is available at www.pbhgfunds.com.

The group continued to benefit in 2002 from cross-business synergies with Old Mutual partner firms, with affiliates Dwight Asset Management and Analytic Investors providing value-added investment strategies on behalf of Baltimore-based Fidelity & Guaranty Life Insurance Company, acquired by Old Mutual in 2001.

In May 2002, the group announced a strategic alliance with Nuveen Investments through which Nuveen will distribute investment capabilities of Old Mutual's affiliates on a sub-advisory basis. The alliance was formed as part of a transaction through which Nuveen acquired from Old Mutual Los Angeles-based NWQ Investment Management. In addition, divestitures of four other firms were completed in 2002: Suffolk Capital Management was acquired by Ohio National Financial Services of Cincinnati, and C.S. McKee & Company, Fiduciary Management Associates and J.R. Senecal & Associates were acquired by each firm's management team.

In total, 17 firms have been divested since Old Mutual's acquisition of United Asset Management Corp. in September 2000. Also in 2002, two affiliates managing a total of approximately $200 million in assets, Amsterdam-based Palladyne Asset Management and Paris-based Expertise Asset Management, were transferred out of the U.S. asset management group and are now reporting to Old Mutual Financial Services in London.

More information on Old Mutual's U.S. asset management group and its firms' investment teams and strategies is available from the group's website at www.oldmutualus.com. The group's parent is Old Mutual plc, an international financial services company based in London, with operations in asset management, life assurance, banking and general insurance. The company is listed on the London Stock Exchange with a market capitalization of approximately $4.9 billion as of January 27, 2003. More information on Old Mutual is available at www.oldmutual.com.

Contact:
Media: Tucker Hewes, (212) 207-9451, tucker@hewescomm.com
Investors: James Poole, 44 (0)20 7569 0121, james.poole@omg.co.uk

# # #

Old Mutual plc

OLD MUTUAL ADOPTION OF ACHIEVED PROFITS ACCOUNTING

The Association of British Insurers (ABI) issued guidance for Achieved Profits reporting in December 2001. Old Mutual will adopt Achieved Profits for supplementary reporting in the 2002 preliminary results, replacing the Embedded Value information given in previous years. The basis of preparation and reporting within the primary financial statements and the actuarial assumptions within the supplementary reporting, for prior periods, remains unchanged.

The implementation of the Achieved Profits guidance has not resulted in any change to the underlying Embedded Value methodologies adopted by Old Mutual; therefore the changes will be presentational only. The new format will include a summary profit and loss account and balance sheet, which is consistent with the presentation adopted in the primary financial statements.

The schedule below provides half-year comparative figures for 2002 and for the full year 2001 under the Achieved Profits format in order to facilitate comparison when the company announces its 2002 preliminary results on 24 February 2003:

Consolidated profit and loss account on an Achieved Profits basis	**6 months to 30 Jun 2002 £m**	**12 months to 31 Dec 2001 £m**
Operating profit before tax	477	1,048
Operating profit after tax and minority interests	281	545
Short term fluctuations in investment return	(116)	91
Goodwill amortisation and impairment	(51)	(620)
Write-down of investment in Dimension Data Holdings plc	(22)	(144)
Profit / (loss) on ordinary activities after tax and minority interests	92	(128)
Earnings per share:		
– operating result	7.7p	15.4 p
– basic	2.5p	(3.6)p

Consolidated balance sheet on an Achieved Profits basis	**6 months to 30 Jun 2002 £m**	**12 months to 31 Dec 2001 £m**
Shareholders' equity – primary financial statements	2,684	2,470
Total long term in-force business asset	618	597
Shareholders' equity – achieved profits basis	3,302	3,067
Pro forma adjustment to bring listed subsidiaries to market value	473	455
Embedded value (as previously reported)	3,775	3,522
Embedded value per share	100p	94p

The Achieved Profits methodology measures the movement in the value of in-force and the movement in the net assets of the life assurance businesses. Earnings under the Achieved Profits methodology are recognised earlier in the life business, as the change in the present value of the future profits of all policies written will now be included in the result. In addition, an active investment return is applied to that portion of shareholder capital that supports the statutory solvency requirement (i.e. encumbered capital). This impacts operating earnings, with an offsetting adjustment to short term fluctuations.

One of the key presentational changes is that the Achieved Profits earnings and, in particular, the Achieved Profits value of new business, are presented on a gross of tax basis. Previously the presentation was net of effective tax rates applicable to the various geographical jurisdictions. Details of the tax rates used will be included in assumptions.

From a balance sheet perspective, Achieved Profits reporting will include the total long-term in-force business asset, representing the value in force, net of statutory solvency adjustments. The market value adjustments for the group's investment in listed subsidiaries are excluded under Achieved Profits but this information will continue to be disclosed within the supplementary information as in prior years.

Rand/sterling exchange rates used to translate the operating results, assets and liabilities are presented below:

	31 Dec 2002	**30 Jun 2002**	**31 Dec 2001**
P&L account (average rate)	15.7878	15.8800	12.3923
Balance sheet (closing rate)	13.8141	15.8451	17.4286

20 January 2003

Contact details:

Old Mutual plc
James Poole (UK) Tel: +44 20 7569 0100
Nad Pillay/Mike Willis (SA) Tel: + 27 11 881 5783
College Hill
Tony Friend/Gareth David (UK) Tel: +44 20 7457 2020
Nicholas Williams/Robyn Hunt (SA) Tel: +27 11 447 3030

Notes to editors:

Old Mutual plc ("Old Mutual") is a world-class international financial services company, providing wealth accumulation and protection through its expanding operations in life assurance, institutional and retail asset management, banking and general insurance. Following demutualisation, Old Mutual listed on the London Stock Exchange in July 1999, and also listed on the Johannesburg, Namibia, Malawi

and Zimbabwe stock exchanges. Old Mutual is a member of the FTSE 100 with a market capitalisation of around £3.3 bn at 31 December 2002.

Old Mutual owns 53.2% of Nedcor, South Africa's highest rated bank, and 51% of the South African general insurance company, Mutual & Federal.

OLD MUTUAL PLC

Number of Shares in Issue

Old Mutual plc ("the Company") announces that a total of 3,782,506,372 shares in the Company were in issue at 31 December 2002. Changes since 30 June 2002 were made as follows:

Number of shares in issue at 30 June 2002:	3,782,350,468
Shares issued during the period on exercise of executive share options:	76,636
Shares issued during the period on exercise of sharesave options:	79,268
Shares in issue at 31 December 2002:	3,782,506,372

The above figures for shares issued on exercise of options relate to shares issued under the Company's Share Option and Deferred Delivery Plan and Savings-Related Share Option Scheme, together with shares in the Company issued on exercise of rollover executive and sharesave options granted in connection with the acquisition of Gerrard Group plc in 2000.

17 January 2003

Enquiries:

Old Mutual plc
Martin Murray, Group Company Secretary

Tel: +44 (0)20 7569 0100

OLD MUTUAL PLC

OMS sale completed

Further to the announcement made on 11 November 2002, Old Mutual plc ("Old Mutual") is pleased to announce the completion of the sale of Old Mutual Securities Limited ("OMS") to Secure Trust Banking Group plc ("Secure Trust").

As of today's date, all conditions relating to the successful completion of the sale of OMS have been fulfilled or waived.

15 January 2003

ENQUIRIES:

Old Mutual, London — **Tel: +44 20 7569 0121**
James Poole

Old Mutual Financial Services UK — **Tel: +44 20 7002 4000**
Edmond Warner, Chief Executive

College Hill, London — **Tel: +44 20 7457 2020**
Tony Friend

College Hill, South Africa — **Tel: +27 11 447 3030**
Nicholas Williams